INTERIM REPORT

For the nine months ended
September 30, 2016

CONSOLIDATED BALANCE SHEETS
as at September 30, 2016 and December 31, 2015
(unaudited - US$ millions)

	Notes	September 30, 2016	December 31, 2015
Assets
Holding company cash and investments (including assets pledged for short sale and derivative obligations – $150.9; December 31, 2015 – $62.8)	5, 19	1,126.6	1,276.5
Insurance contract receivables		3,221.2	2,546.5

Portfolio investments
Subsidiary cash and short term investments	5, 19	4,931.1	6,641.6
Bonds (cost $13,479.5; December 31, 2015 – $11,258.9)	5	15,079.8	12,286.6
Preferred stocks (cost $278.0; December 31, 2015 – $220.5)	5	152.9	116.6
Common stocks (cost $4,884.9; December 31, 2015 – $6,004.2)	5	4,117.6	5,358.3
Investments in associates (fair value $2,814.1; December 31, 2015 – $2,185.9)	5, 6	2,414.5	1,730.2
Derivatives and other invested assets (cost $578.9; December 31, 2015 – $628.5)	5, 7	234.4	500.7
Assets pledged for short sale and derivative obligations (cost $530.9; December 31, 2015 – $322.9)	5, 7	560.1	351.1
Fairfax India cash and portfolio investments (cost $1,027.7; December 31, 2015 – $848.7)	5, 19	1,044.6	847.4
		28,535.0	27,832.5

Deferred premium acquisition costs		694.4	532.7
Recoverable from reinsurers (including recoverables on paid losses – $335.0; December 31, 2015 – $286.3)	8, 9	4,126.9	3,890.9
Deferred income taxes		462.2	463.9
Goodwill and intangible assets		3,630.3	3,214.9
Other assets		2,296.3	1,771.1
Total assets		44,092.9	41,529.0

Liabilities
Accounts payable and accrued liabilities		2,826.7	2,555.9
Income taxes payable		19.7	85.8
Short sale and derivative obligations (including at the holding company – $30.7; December 31, 2015 – $0.6)	5, 7	203.9	92.9
Funds withheld payable to reinsurers		436.1	322.8
Insurance contract liabilities	8	23,643.1	23,101.2
Long term debt – holding company and insurance and reinsurance companies	10	3,419.8	3,067.5
Long term debt – non-insurance companies	10	789.6	284.0
Total liabilities		31,338.9	29,510.1

Equity	11
Common shareholders’ equity		9,433.0	8,952.5
Preferred stock		1,335.4	1,334.9
Shareholders’ equity attributable to shareholders of Fairfax		10,768.4	10,287.4
Non-controlling interests		1,985.6	1,731.5
Total equity		12,754.0	12,018.9
		44,092.9	41,529.0

See accompanying notes.

CONSOLIDATED STATEMENTS OF EARNINGS
for the three and nine months ended September 30, 2016 and 2015
(unaudited - US$ millions except per share amounts)

		Third quarter		First nine months
	Notes	2016	2015	2016	2015
Revenue
Gross premiums written	17	2,326.0	2,336.6	7,290.2	6,453.4
Net premiums written	17	1,965.3	2,023.6	6,133.8	5,610.0

Gross premiums earned		2,348.6	2,398.9	6,794.6	6,234.9
Premiums ceded to reinsurers		(347.9)	(351.4)	(1,015.8)	(899.3)
Net premiums earned	17	2,000.7	2,047.5	5,778.8	5,335.6
Interest and dividends		104.9	105.8	418.9	367.1
Share of profit of associates		31.7	13.4	56.8	161.1
Net gains (losses) on investments	5	(199.5)	425.6	(129.9)	(59.1)
Other revenue		493.6	384.0	1,400.3	1,328.5
		2,431.4	2,976.3	7,524.9	7,133.2
Expenses
Losses on claims, gross	8	1,356.6	1,335.4	4,187.1	3,649.5
Losses on claims ceded to reinsurers		(189.6)	(83.9)	(733.4)	(410.4)
Losses on claims, net	18	1,167.0	1,251.5	3,453.7	3,239.1
Operating expenses	18	390.3	394.1	1,157.8	1,061.9
Commissions, net	9	337.8	310.8	987.1	837.7
Interest expense		60.6	55.1	175.5	163.4
Other expenses	18	473.2	372.4	1,340.2	1,280.7
		2,428.9	2,383.9	7,114.3	6,582.8
Earnings before income taxes		2.5	592.4	410.6	550.4
Provision for (recovery of) income taxes	13	(30.2)	141.0	101.1	41.5
Net earnings		32.7	451.4	309.5	508.9

Attributable to:
Shareholders of Fairfax		1.3	424.8	189.0	464.3
Non-controlling interests		31.4	26.6	120.5	44.6
		32.7	451.4	309.5	508.9

Net earnings (loss) per share	12	$(0.42)	$18.57	$6.78	$19.50
Net earnings (loss) per diluted share	12	$(0.42)	$18.16	$6.62	$19.07
Cash dividends paid per share		$—	$—	$10.00	$10.00
Shares outstanding (000) (weighted average)	12	23,196	22,261	22,973	22,014

See accompanying notes.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and nine months ended September 30, 2016 and 2015
(unaudited – US$ millions)

	Third quarter		First nine months
	2016	2015	2016	2015

Net earnings	32.7	451.4	309.5	508.9

Other comprehensive income (loss), net of income taxes

Items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation gains (losses) on foreign operations	(39.4)	(283.8)	59.8	(445.6)
Gains (losses) on hedge of net investment in Canadian subsidiaries	13.9	84.1	(62.5)	179.2
Share of other comprehensive income (loss) of associates, excluding net gains on defined benefit plans	16.0	1.0	10.1	(19.4)
	(9.5)	(198.7)	7.4	(285.8)
Items that will not be subsequently reclassified to net earnings
Share of net gains on defined benefit plans of associates	3.1	4.1	7.7	5.1
Net losses on defined benefit plans	—	—	—	(3.9)
	3.1	4.1	7.7	1.2

Other comprehensive income (loss), net of income taxes	(6.4)	(194.6)	15.1	(284.6)

Comprehensive income	26.3	256.8	324.6	224.3

Attributable to:
Shareholders of Fairfax	(10.7)	278.6	190.0	246.3
Non-controlling interests	37.0	(21.8)	134.6	(22.0)
	26.3	256.8	324.6	224.3

	Third quarter		First nine months
	2016	2015	2016	2015

Income tax expense (recovery) included in other comprehensive income (loss)

Income tax on items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation gains (losses) on foreign operations	7.4	8.7	17.3	(0.6)
Share of other comprehensive income (loss) of associates, excluding net gains on defined benefit plans	(1.8)	(0.1)	(4.3)	6.7
	5.6	8.6	13.0	6.1
Income tax on items that will not be subsequently reclassified to net earnings
Share of net gains on defined benefit plans of associates	(1.0)	(1.3)	(4.0)	(1.8)
Net losses on defined benefit plans	—	—	—	2.4
	(1.0)	(1.3)	(4.0)	0.6

Total income tax expense	4.6	7.3	9.0	6.7

See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the nine months ended September 30, 2016 and 2015
(unaudited - US$ millions)

	Subordinate voting shares	Multiple voting shares	Treasury shares at cost	Share-based payments and other reserves	Retained earnings	Accumulated other comprehensive income (loss)	Common shareholders’ equity	Preferred shares	Equity attributable to shareholders of Fairfax	Non-controlling interests	Total equity
Balance as of January 1, 2016	4,229.8	3.8	(236.0)	88.2	5,230.7	(364.0)	8,952.5	1,334.9	10,287.4	1,731.5	12,018.9
Net earnings for the period	—	—	—	—	189.0	—	189.0	—	189.0	120.5	309.5
Other comprehensive income (loss), net of income taxes:
Net unrealized foreign currency translation gains on foreign operations	—	—	—	—	—	46.1	46.1	—	46.1	13.7	59.8
Losses on hedge of net investment in Canadian subsidiaries	—	—	—	—	—	(62.5)	(62.5)	—	(62.5)	—	(62.5)
Share of other comprehensive income of associates, excluding net gains on defined benefit plans	—	—	—	—	—	9.9	9.9	—	9.9	0.2	10.1
Share of net gains on defined benefit plans of associates	—	—	—	—	—	7.5	7.5	—	7.5	0.2	7.7
Issuance of shares	523.5	—	14.7	(17.0)	—	—	521.2	—	521.2	—	521.2
Purchases and amortization	—	—	(29.4)	31.2	—	—	1.8	—	1.8	2.2	4.0
Common share dividends	—	—	—	—	(227.8)	—	(227.8)	—	(227.8)	(38.1)	(265.9)
Preferred share dividends	—	—	—	—	(33.2)	—	(33.2)	—	(33.2)	—	(33.2)
Acquisitions of subsidiaries	—	—	—	—	—	—	—	—	—	28.6	28.6
Other net changes in capitalization	3.0	—	—	(5.8)	31.3	—	28.5	0.5	29.0	126.8	155.8
Balance as of September 30, 2016	4,756.3	3.8	(250.7)	96.6	5,190.0	(363.0)	9,433.0	1,335.4	10,768.4	1,985.6	12,754.0

Balance as of January 1, 2015	3,642.8	3.8	(155.8)	78.4	4,909.9	(118.1)	8,361.0	1,164.7	9,525.7	218.1	9,743.8
Net earnings for the period	—	—	—	—	464.3	—	464.3	—	464.3	44.6	508.9
Other comprehensive income (loss), net of income taxes:
Net unrealized foreign currency translation losses on foreign operations	—	—	—	—	—	(379.8)	(379.8)	—	(379.8)	(65.8)	(445.6)
Gains on hedge of net investment in Canadian subsidiaries	—	—	—	—	—	179.2	179.2	—	179.2	—	179.2
Share of other comprehensive loss of associates, excluding net gains on defined benefit plans	—	—	—	—	—	(19.4)	(19.4)	—	(19.4)	—	(19.4)
Share of net gains on defined benefit plans of associates	—	—	—	—	—	4.9	4.9	—	4.9	0.2	5.1
Net losses on defined benefit plans	—	—	—	—	—	(2.9)	(2.9)	—	(2.9)	(1.0)	(3.9)
Issuance of shares	587.0	—	13.8	(14.6)	—	—	586.2	179.0	765.2	—	765.2
Purchases and amortization	—	—	(67.5)	26.5	—	—	(41.0)	(7.2)	(48.2)	—	(48.2)
Excess of book value over consideration of preferred shares purchased for cancellation	—	—	—	—	3.1	—	3.1	—	3.1	—	3.1
Common share dividends	—	—	—	—	(216.1)	—	(216.1)	—	(216.1)	(2.7)	(218.8)
Preferred share dividends	—	—	—	—	(38.2)	—	(38.2)	—	(38.2)	—	(38.2)
Acquisitions of subsidiaries	—	—	—	—	—	—	—	—	—	1,185.6	1,185.6
Other net changes in capitalization	—	—	—	(8.9)	(3.7)	5.9	(6.7)	—	(6.7)	395.9	389.2
Balance as of September 30, 2015	4,229.8	3.8	(209.5)	81.4	5,119.3	(330.2)	8,894.6	1,336.5	10,231.1	1,774.9	12,006.0

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three and nine months ended September 30, 2016 and 2015
(unaudited - US$ millions)

		Third quarter		First nine months
	Notes	2016	2015	2016	2015
Operating activities
Net earnings		32.7	451.4	309.5	508.9
Depreciation, amortization and impairment charges		47.2	35.2	148.3	93.1
Net bond (discount) premium amortization		(3.9)	4.8	6.7	(2.9)
Amortization of share-based payment awards		9.7	8.6	31.2	26.5
Share of profit of associates		(31.7)	(13.4)	(56.8)	(161.1)
Deferred income taxes	13	(56.6)	66.9	(57.6)	(102.3)
Net (gains) losses on investments	5	199.5	(425.6)	129.9	59.1
Net (purchases) sales of investments classified as FVTPL	19	(294.2)	313.4	(738.6)	58.9
Changes in operating assets and liabilities		83.6	249.1	(427.4)	(142.9)
Cash provided by (used in) operating activities		(13.7)	690.4	(654.8)	337.3

Investing activities
Sales of investments in associates	6	(3.1)	1.1	54.7	200.5
Purchases of investments in associates	6	(225.8)	(51.4)	(641.3)	(75.6)
Net purchases of premises and equipment and intangible assets		(66.7)	(70.8)	(194.9)	(128.1)
Purchases of subsidiaries, net of cash acquired		(426.0)	(148.0)	(437.1)	(1,413.8)
Sales of subsidiaries, net of cash divested	15	—	—	—	304.4
Decrease (increase) in restricted cash for purchase of subsidiary		—	(28.2)	6.5	(36.1)
Cash provided by (used in) investing activities		(721.6)	(297.3)	(1,212.1)	(1,148.7)

Financing activities
Long term debt - holding company and insurance and reinsurance companies:	10
Issuances, net of issuance costs		—	17.5	303.2	293.2
Repayments		(1.3)	(3.6)	(4.0)	(133.3)
Long term debt - non-insurance companies:
Issuances, net of issuance costs		349.8	—	355.6	—
Repayments		(1.6)	—	(10.6)	—
Net borrowings from revolving credit facilities		61.5	(14.7)	110.4	13.5
Subordinate voting shares:	11
Issuances, net of issuance costs		—	—	523.5	575.9
Purchases for treasury		(0.5)	(10.7)	(29.4)	(67.5)
Common share dividends		—	—	(227.8)	(216.1)
Preferred shares:	11
Issuances, net of issuance costs		—	—	—	179.0
Repurchases		—	(0.7)	—	(4.1)
Preferred share dividends		(11.0)	(12.4)	(33.2)	(38.2)
Subsidiary common shares:
Issuances to non-controlling interests, net of issuance costs		150.6	—	150.6	725.8
Redemption of Cara subscription receipts	15	(101.3)	—	—	—
Decrease (increase) in restricted cash related to financing activities	15	80.1	—	(21.2)	—
Net sales to (purchases of) non-controlling interests		(66.0)	(32.4)	(66.0)	430.0
Dividends paid to non-controlling interests		(7.1)	(2.7)	(38.1)	(2.7)
Cash provided by (used in) financing activities		453.2	(59.7)	1,013.0	1,755.5
Increase (decrease) in cash and cash equivalents		(282.1)	333.4	(853.9)	944.1
Cash and cash equivalents – beginning of period		2,589.9	3,535.3	3,125.6	3,018.7
Foreign currency translation		1.6	(74.1)	37.7	(168.2)
Cash and cash equivalents – end of period	19	2,309.4	3,794.6	2,309.4	3,794.6

See accompanying notes.

Notes to Interim Consolidated Financial Statements
for the three and nine months ended September 30, 2016 and 2015
(unaudited – in US$ and $ millions except per share amounts and as otherwise indicated)

1.	Business Operations
Fairfax Financial Holdings Limited (“the company” or “Fairfax”) is a holding company which, through its subsidiaries, is principally engaged in property and casualty insurance and reinsurance and the associated investment management. The holding company is federally incorporated and domiciled in Ontario, Canada.

2.	Basis of Presentation

These interim consolidated financial statements of the company for the three and nine months ended September 30, 2016 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard 34 Interim Financial Reporting. Accordingly, certain information and disclosures normally included in annual consolidated financial statements prepared in accordance with IFRS as issued by the IASB have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with the company’s annual consolidated financial statements for the year ended December 31, 2015, which have been prepared in accordance with IFRS as issued by the IASB. The interim consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments and fair value through profit and loss (“FVTPL”) financial assets and liabilities that have been measured at fair value.
These interim consolidated financial statements were approved for issue by the company’s Board of Directors on November 3, 2016.

3.	Summary of Significant Accounting Policies
The principal accounting policies applied to the preparation of these interim consolidated financial statements are as set out in the company's annual consolidated financial statements for the year ended December 31, 2015, prepared in accordance with IFRS as issued by the IASB. Those policies and methods of computation have been consistently applied to all periods presented except as described below.
New accounting pronouncements adopted in 2016
The company adopted the following amendments, effective January 1, 2016. These changes were adopted in accordance with the applicable transitional provisions of each amendment, and did not have a significant impact on the consolidated financial statements.
IFRS Annual Improvements 2012-2014
In September 2014 the IASB issued a limited number of amendments to clarify the requirements of four IFRS standards.
Clarification of Acceptable Methods of Depreciation and Amortization (Amendments to IAS 16 and IAS 38)
In May 2014 the IASB issued amendments to IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets to clarify that revenue-based amortization methods cannot be used to amortize property, plant and equipment, and may be used to amortize intangible assets only in limited circumstances.
Disclosure Initiative (Amendments to IAS 1)
In December 2014 the IASB issued certain narrow-focus amendments to IAS 1 Presentation of Financial Statements to clarify existing presentation and disclosure requirements.

4.	Critical Accounting Estimates and Judgments
In the preparation of the company's interim consolidated financial statements, management has made a number of critical estimates and judgments in notes 5, 6, 8, 13 and 14 in a manner consistent with those described in the company's annual consolidated financial statements for the year ended December 31, 2015.

5.	Cash and Investments
Holding company cash and investments, portfolio investments and short sale and derivative obligations are classified as FVTPL, except for investments in associates and other invested assets which are classified as other, and are shown in the table below:

	September 30, 2016	December 31, 2015
Holding company:
Cash and cash equivalents (note 19)	129.9	222.4
Short term investments	258.5	241.7
Short term investments pledged for short sale and derivative obligations	59.3	49.9
Bonds	380.5	511.7
Bonds pledged for short sale and derivative obligations	91.6	12.9
Preferred stocks	34.1	0.3
Common stocks(1)	124.3	159.6
Derivatives (note 7)	48.4	78.0
	1,126.6	1,276.5
Short sale and derivative obligations (note 7)	(30.7)	(0.6)
	1,095.9	1,275.9
Portfolio investments:
Cash and cash equivalents (note 19)	2,349.7	3,227.7
Short term investments	2,581.4	3,413.9
Bonds	15,079.8	12,286.6
Preferred stocks	152.9	116.6
Common stocks(1)	4,117.6	5,358.3
Investments in associates (note 6)	2,414.5	1,730.2
Derivatives (note 7)	203.5	484.4
Other invested assets	30.9	16.3
	26,930.3	26,634.0
Assets pledged for short sale and derivative obligations:
Cash and cash equivalents (note 19)	—	7.7
Short term investments	133.4	129.1
Bonds	426.7	214.3
	560.1	351.1
Fairfax India cash and portfolio investments:
Cash and cash equivalents (note 19)	200.4	22.0
Short term investments	31.0	61.5
Bonds	533.3	512.8
Common stocks(1)	53.4	48.4
Investments in associates (note 6)	226.5	202.7
	1,044.6	847.4

	28,535.0	27,832.5
Short sale and derivative obligations (note 7)	(173.2)	(92.3)
	28,361.8	27,740.2

(1)
Common stocks included investments in limited partnerships and other funds with carrying values of $1,195.2 and $47.7 respectively at September 30, 2016 (December 31, 2015 - $1,183.0 and $1,094.0). At December 31, 2015 other funds comprised a significant proportion of Brit's investment portfolio and were invested principally in fixed income securities. As a result of changes to investment management agreements related to other funds, the company commenced consolidating certain other funds on January 1, 2016 with the underlying securities categorized accordingly in the table above (primarily as bonds).

Fixed Income Maturity Profile
Bonds are summarized by the earliest contractual maturity date in the table below. Actual maturities may differ from maturities shown below due to the existence of call and put features. At September 30, 2016 bonds containing call and put features represented approximately $4,563.9 and $45.5 respectively (December 31, 2015 - $6,339.1 and $179.4) of the total fair value of bonds in the table below.

	September 30, 2016		December 31, 2015
	Amortized cost	Fair value	Amortized cost	Fair value
Due in 1 year or less	1,156.4	1,263.8	1,173.9	1,313.1
Due after 1 year through 5 years	3,425.8	3,691.1	4,649.9	5,160.3
Due after 5 years through 10 years	1,365.2	1,390.7	952.8	931.5
Due after 10 years	8,897.7	10,166.3	5,635.7	6,133.4
	14,845.1	16,511.9	12,412.3	13,538.3

Fair Value Disclosures
The company’s use of quoted market prices (Level 1), valuation models using observable market information as inputs (Level 2) and valuation models without observable market information as inputs (Level 3) in the valuation of securities and derivative contracts by type of issuer was as follows:

	September 30, 2016				December 31, 2015
	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash and cash equivalents	2,680.0	2,680.0	—	—	3,479.8	3,479.8	—	—

Short term investments:
Canadian government	11.6	11.6	—	—	66.7	66.7	—	—
Canadian provincials	442.8	442.8	—	—	114.0	114.0	—	—
U.S. treasury	2,038.8	2,038.8	—	—	3,433.9	3,433.9	—	—
Other government	365.8	319.6	46.2	—	199.0	168.9	30.1	—
Corporate and other	204.6	—	204.6	—	82.5	—	82.5	—
	3,063.6	2,812.8	250.8	—	3,896.1	3,783.5	112.6	—
Bonds:
Canadian government	324.9	—	324.9	—	297.1	—	297.1	—
Canadian provincials	221.4	—	221.4	—	198.8	—	198.8	—
U.S. treasury(3)	6,373.3	—	6,373.3	—	2,699.7	—	2,699.7	—
U.S. states and municipalities	5,393.0	—	5,393.0	—	6,646.2	—	6,646.2	—
Other government	1,680.7	—	1,680.7	—	1,625.2	—	1,625.2	—
Corporate and other	2,518.6	—	1,554.2	964.4	2,071.3	—	1,374.9	696.4
	16,511.9	—	15,547.5	964.4	13,538.3	—	12,841.9	696.4
Preferred stocks:
Canadian	21.2	—	11.6	9.6	16.3	—	8.9	7.4
U.S.	76.3	—	76.0	0.3	78.8	—	78.5	0.3
Other	89.5	—	8.8	80.7	21.8	—	21.8	—
	187.0	—	96.4	90.6	116.9	—	109.2	7.7
Common stocks:
Canadian	671.9	548.4	102.8	20.7	704.3	601.6	87.0	15.7
U.S.	1,137.6	549.5	33.0	555.1	1,059.7	531.5	33.9	494.3
Other funds(1)	47.7	—	47.7	—	1,094.0	—	1,094.0	—
Other	2,438.1	1,174.0	499.3	764.8	2,708.3	1,484.2	464.2	759.9
	4,295.3	2,271.9	682.8	1,340.6	5,566.3	2,617.3	1,679.1	1,269.9

Derivatives and other invested assets	282.8	—	113.9	168.9	578.7	—	293.3	285.4

Short sale and derivative obligations	(203.9)	—	(203.9)	—	(92.9)	—	(92.9)	—

Holding company cash and investments and portfolio investments measured at fair value	26,816.7	7,764.7	16,487.5	2,564.5	27,083.2	9,880.6	14,943.2	2,259.4

	100.0%	28.9%	61.5%	9.6%	100.0%	36.5%	55.2%	8.3%

Investments in associates (note 6)(2)	3,133.7	1,072.8	38.7	2,022.2	2,406.6	1,034.9	37.0	1,334.7

(1)
At December 31, 2015 other funds were invested principally in fixed income securities and excluded by the company when measuring its equity and equity-related exposure. As a result of changes to investment management agreements related to other funds, the company commenced consolidating certain other funds on January 1, 2016 with the underlying securities categorized accordingly in the table above (primarily as U.S. treasury bonds and corporate and other bonds).

(2)	The carrying value of investments in associates is determined under the equity method of accounting and the related fair value is presented separately in the table above.

(3)	Subsequent to the end of the third quarter of 2016, on November 3, 2016 the company sold approximately 90% of its long dated U.S. treasury bonds.

There were no significant changes to the valuation techniques and processes used at September 30, 2016 compared to those described in the Summary of Significant Accounting Policies in the company's annual consolidated financial statements for the year ended December 31, 2015.
Transfers between fair value hierarchy levels are considered effective from the beginning of the reporting period in which the transfer is identified. During the three and nine months ended September 30, 2016 and 2015 there were no significant transfers of financial instruments between Level 1 and Level 2 and there were no transfers of financial instruments in or out of Level 3 as a result of changes in the observability of valuation inputs.
A summary of changes in the fair values of Level 3 financial assets and liabilities measured at FVTPL for the nine months ended September 30 follows:

	2016
	Private placement debt securities	Private company preferred shares	Limited partnerships and other	Private equity funds	Private company common shares	Derivatives and other invested assets	Total
Balance - January 1	696.4	7.7	960.9	171.0	138.0	285.4	2,259.4
Net realized and unrealized gains (losses) included in the consolidated statement of earnings	(25.1)	(0.2)	56.7	(9.4)	(5.8)	(128.9)	(112.7)
Purchases	831.3	82.7	98.0	15.5	30.7	11.2	1,069.4
Sales and distributions	(537.7)	—	(112.8)	(7.8)	—	—	(658.3)
Unrealized foreign currency translation gains (losses) on foreign operations included in other comprehensive income	(0.5)	0.4	0.7	4.2	0.7	1.2	6.7
Balance - September 30	964.4	90.6	1,003.5	173.5	163.6	168.9	2,564.5

	2015
	Private placement debt securities	Private company preferred shares	Limited partnerships and other	Private equity funds	Private company common shares	Derivatives and other invested assets	Total
Balance - January 1	833.0	158.0	775.3	117.6	156.2	273.1	2,313.2
Net realized and unrealized gains (losses) included in the consolidated statement of earnings	(138.2)	14.1	34.0	14.4	19.0	303.3	246.6
Purchases	109.3	2.3	166.2	80.8	0.2	11.5	370.3
Acquisition of Brit	23.5	—	—	—	—	3.8	27.3
Transfer into category due to temporary closure of Athens Stock Exchange	—	—	—	—	(26.9)	—	(26.9)
Sales, exchanges and distributions	(148.6)	(156.0)	(34.3)	(8.5)	(10.4)	(222.0)	(579.8)
Unrealized foreign currency translation losses on foreign operations included in other comprehensive income	(39.5)	(10.1)	(9.7)	(12.6)	(2.1)	(7.5)	(81.5)
Balance - September 30	639.5	8.3	931.5	191.7	136.0	362.2	2,269.2
Reasonably possible changes in the value of unobservable inputs for any of these individual investments would not significantly change the fair value of investments classified as Level 3 in the fair value hierarchy.

Net gains (losses) on investments

	Third quarter
	2016				2015
	Net realized gains (losses)		Net change in unrealized gains (losses)	Net gains(losses) on investments	Net realized gains (losses)		Net change in unrealized gains (losses)	Net gains (losses) on investments

Bonds	218.5		(148.4)	70.1	7.5		118.2	125.7
Preferred stocks	—		10.9	10.9	(0.2)		(25.5)	(25.7)
Common stocks	4.6		229.6	234.2	(4.4)		(605.1)	(609.5)
	223.1		92.1	315.2	2.9		(512.4)	(509.5)
Derivatives:
Common stock and equity index short positions	(506.9)	(1)	(14.1)	(521.0)	494.2	(1)	295.1	789.3
Common stock and equity index long positions	11.5	(1)	(5.7)	5.8	(8.9)	(1)	(14.9)	(23.8)
Put options - equity index	—		(3.8)	(3.8)	—		3.9	3.9
Equity warrants, equity and equity index call options	—		(7.5)	(7.5)	—		(0.9)	(0.9)
CPI-linked contracts	—		(77.3)	(77.3)	—		102.4	102.4
Other	(16.6)		25.8	9.2	0.1		(2.2)	(2.1)
	(512.0)		(82.6)	(594.6)	485.4		383.4	868.8
Foreign currency gains (losses) on:
Investing activities	54.6		55.2	109.8	7.7		20.4	28.1
Underwriting activities	(17.7)		—	(17.7)	41.0		—	41.0
Foreign currency contracts	4.8		(15.8)	(11.0)	18.2		(16.8)	1.4
	41.7		39.4	81.1	66.9		3.6	70.5

Other	(0.1)		(1.1)	(1.2)	(5.0)		0.8	(4.2)

Net gains (losses) on investments	(247.3)		47.8	(199.5)	550.2		(124.6)	425.6

	First nine months
	2016					2015
	Net realized gains (losses)		Net change in unrealized gains (losses)		Net gains(losses) on investments	Net realized gains (losses)		Net change in unrealized gains (losses)		Net gains (losses) on investments

Bonds	532.7		552.0		1,084.7	108.9		(565.0)		(456.1)
Preferred stocks	—		(0.4)		(0.4)	136.6	(2)	(150.7)	(2)	(14.1)
Common stocks	(50.7)	(3)	(202.0)	(3)	(252.7)	302.4		(1,092.2)		(789.8)
	482.0		349.6		831.6	547.9		(1,807.9)		(1,260.0)
Derivatives:
Common stock and equity index short positions	(541.4)	(1)	(284.7)		(826.1)	213.5	(1)	397.4		610.9
Common stock and equity index long positions	15.1	(1)	5.2		20.3	(20.6)	(1)	(9.1)		(29.7)
Put options - equity index	—		(12.0)		(12.0)	—		3.9		3.9
Equity warrants, equity and equity index call options	—		(7.7)		(7.7)	209.1	(4)	(21.5)	(4)	187.6
CPI-linked contracts	—		(134.0)		(134.0)	—		125.3		125.3
Other	(69.2)		60.8		(8.4)	6.0		(9.4)		(3.4)
	(595.5)		(372.4)		(967.9)	408.0		486.6		894.6
Foreign currency gains (losses) on:
Investing activities	21.9		47.6		69.5	(87.7)		28.7		(59.0)
Underwriting activities	(51.7)		—		(51.7)	62.7		—		62.7
Foreign currency contracts	13.7		(25.3)		(11.6)	185.7		(117.8)		67.9
	(16.1)		22.3		6.2	160.7		(89.1)		71.6

Gain on disposition of associates and subsidiary	—		—		—	235.7	(5)	—		235.7

Other	0.6		(0.4)		0.2	(0.8)		(0.2)		(1.0)

Net gains (losses) on investments	(129.0)		(0.9)		(129.9)	1,351.5		(1,410.6)		(59.1)

(1)
Amounts recorded in net realized gains (losses) include net gains (losses) on total return swaps where the counterparties are required to cash-settle on a quarterly or monthly basis the market value movement since the previous reset date notwithstanding that the total return swap positions remain open subsequent to the cash settlement.

(2)
During the second quarter of 2015 the company was required to convert a preferred stock investment into common shares of the issuer, resulting in a net realized gain on investment of $124.4 (the difference between the share price of the underlying common stock at the date of conversion and the exercise price of the preferred stock). Prior period unrealized gains on the preferred stock investment of $104.8 were reclassified to net realized gains with a net impact of nil on the consolidated statement of earnings.

(3)
During the first quarter of 2016 the company increased its ownership interest in APR Energy to 49.0% and commenced applying the equity method of accounting, resulting in unrealized losses of $68.1 on APR Energy being reclassified to realized losses with a net impact of nil on the consolidated statement of earnings. See note 6.

(4)
On April 10, 2015 the company exchanged its holdings of Cara warrants, class A and class B preferred shares and subordinated debentures for common shares of Cara, resulting in a net realized gain on the Cara warrants of $209.1. Prior period unrealized gains on the Cara warrants of $20.6 were reclassified to net realized gains with a net impact of nil on the consolidated statement of earnings.

(5)	During the second quarter of 2015 the company sold its investment in Ridley and recognized a net realized gain of $236.4.

6.	Investments in Associates
Investments in associates were comprised as follows:

	September 30, 2016		December 31, 2015
	Fair value	Carrying value	Fair value	Carrying value
Insurance and reinsurance associates(1)(2)	1,555.9	942.7	1,126.0	526.4
Non-insurance associates(3)(4)(5)(6)(7)	1,577.8	1,698.3	1,280.6	1,406.5
	3,133.7	2,641.0	2,406.6	1,932.9

As presented on the consolidated balance sheet:
Investments in associates	2,814.1	2,414.5	2,185.9	1,730.2
Fairfax India cash and portfolio investments(3)(4)	319.6	226.5	220.7	202.7
	3,133.7	2,641.0	2,406.6	1,932.9

(1)
On August 4, 2016 the company acquired a 40% indirect interest in Eurolife ERB Insurance Group Holdings S.A. ("Eurolife") from Eurobank Ergasias S.A. ("Eurobank") for $181.0 (€162.5). On the same day, Ontario Municipal Employees Retirement System ("OMERS"), the pension plan manager for government employees in the province of Ontario, Canada, also acquired a 40% indirect interest in Eurolife from Eurobank at the same price. The company entered into a shareholders' agreement with OMERS such that the company will have the ability to acquire the Eurolife shares owned by OMERS over time. Eurolife, which distributes its life and non-life insurance products and services through Eurobank's network, is the third largest insurer in Greece, with gross written premiums of approximately €306 during 2015.

(2)
On March 31, 2016 the company increased its ownership interest in ICICI Lombard to 34.6% by acquiring an additional 9.0% of the issued and outstanding shares of ICICI Lombard from ICICI Bank for $234.1 (15.5 billion Indian rupees). ICICI Lombard is the largest private sector general insurance company in India with gross premiums written of approximately $1.2 billion for its fiscal year ended March 31, 2016.

(3)
On April 28, 2016 Fairfax India invested in Sanmar Chemicals Group ("Sanmar") through a combination of $1.0 in equity for a 30.0% ownership interest and $249.0 in bonds. On September 26, 2016 Fairfax India invested an additional $50.0 in Sanmar bonds. Sanmar is one of the largest suspension PVC manufacturers in India and is in the process of expanding its PVC capacity in Egypt.

(4)
On February 8, 2016 Fairfax India acquired a 44.9% interest in Adi Finechem Limited ("Adi") for $19.5 (1.3 billion Indian rupees). Adi is a specialty chemical manufacturer in India of oleo chemicals used in the paints, inks and adhesives industries, as well as intermediate nutraceutical and health products.

(5)
On January 5, 2016 the company, through its subsidiaries, participated with certain other investors in a transaction to privatize APR Energy plc (‘‘APR Energy’’) and to provide APR Energy with $200.0 of additional equity financing for it to retire outstanding debt and augment working capital. The company invested $230.2 in APR Energy as part of these transactions, comprised of $80.6 in preferred shares and $149.6 in common shares, thereby increasing its 18.3% pre-existing ownership to a 49.0% equity interest. The company consequently commenced applying the equity method of accounting to its investment in APR Energy common shares. APR Energy, serving developed and developing markets globally, provides mobile power generation solutions to utilities, countries and industries.

(6)
At September 30, 2016 the carrying value of the company's investment in Resolute exceeded its fair value as determined by the market price of Resolute shares. The company performed a value-in-use analysis based on multi-year free cash flow projections with an assumed after-tax discount rate of 9.4% and a long term growth rate of 2%. Free cash flow projections are based on EBITDA projections from external reports that incorporate modest EBITDA growth in fiscal 2016 and 2017. The after-tax discount rate is representative of the cost of capital for Resolute's industry peers as the company believes that over the long term Resolute's risk profile and cost of capital will be comparable to its peers. A long term growth rate of 2% is considered reasonable given Resolute's recent entrance into the tissue market and the rebound of the lumber market driven by new housing demand in North America. Other assumptions included in the value-in-use analysis were annual capital expenditures reverting to lower historic levels, working capital requirements being comparable to industry peers and Resolute not having to pay any significant cash taxes in the next five years due to the utilization of tax losses. As the recoverable amount (higher of fair value and value-in-use) exceeded carrying value by approximately $12, the investment in Resolute was not considered to be impaired.

(7)	During the first nine months of 2016 the company received distributions and dividends of $66.1 (2015 - $192.1) from its non-insurance associates.

7.	Short Sales and Derivatives
The following table summarizes the company’s derivative financial instruments:

	September 30, 2016				December 31, 2015
	Cost	Notional amount	Fair value		Cost	Notional amount	Fair value
			Assets	Liabilities			Assets	Liabilities
Equity derivatives:
Equity index total return swaps – short positions	—	6,035.2	3.6	94.7	—	4,403.1	134.0	—
Equity total return swaps – short positions	—	1,564.5	29.0	25.5	—	1,491.7	69.6	9.3
Equity index put options	20.3	382.5	1.1	—	20.3	382.5	13.1	—
Equity total return swaps – long positions	—	170.1	—	3.4	—	149.4	0.9	9.5
Equity and equity index call options	16.4	1,104.5	9.0	—	0.4	4.2	0.4	—
Warrants	—	32.8	0.1	—	—	1.2	0.4	—
CPI-linked derivative contracts	669.5	113,648.8	155.9	—	655.8	109,449.1	272.6	—
Foreign exchange forward contracts	—		48.7	80.3	—	—	66.9	74.1
Other derivative contracts	—		4.5	—	—	—	4.5	—
Total			251.9	203.9			562.4	92.9

Derivative contracts entered into by the company, with limited exceptions, are considered economic hedges and are not designated as hedges for financial reporting.
Equity contracts
The company has economically hedged its equity and equity-related holdings (comprised of common stocks, convertible preferred stocks, convertible bonds, non-insurance investments in associates and equity-related derivatives) against a potential broad and systemic decline in equity markets by way of short positions effected through equity and equity index total return swaps (including short positions in certain equity indexes and individual equities) and equity index put options as set out in the table below. The company's equity hedges provide a return which is inverse to changes in the fair values of the equity indexes and certain individual equities. At September 30, 2016 equity hedges with a notional amount of $7,599.7 (December 31, 2015 - $5,894.8) represented 112.7% (December 31, 2015 - 88.1%) of the company's equity and equity-related holdings of $6,744.6 (December 31, 2015 - $6,687.4). The increase in the equity hedge ratio resulted principally from the net addition of $779.9 original notional amount to the company's short positions in equity and equity index total return swaps and unrealized net losses on both the company's equity and equity-related holdings and equity hedges.
During the third quarter of 2016 the company purchased $1,100.0 notional amount of equity call options on the S&P 500 index at a cost of $16.0. The call options expire approximately one year from the time of initiation, have a weighted average strike price of 2,382.8 and were purchased at the holding company to limit potential losses on the company's equity hedges should global capital markets continue to appreciate.
During the third quarter and first nine months of 2016 the company paid net cash of $506.9 and $541.4 (2015 - received net cash of $494.2 and $213.5) in connection with the reset provisions of its short equity and equity index total return swaps (excluding the impact of collateral requirements).
Refer to note 16 for a tabular analysis followed by a discussion of the company's hedges of equity price risk and the related basis risk.

	September 30, 2016				December 31, 2015
Short equity or equity index underlying total return swaps ("TRS") and put options	Units	Original notional amount(1)	Weighted average index value or strike price	Index value at period end	Units	Original notional amount(1)	Weighted average index value	Index value at period end
Russell 2000 - TRS	44,837,919	3,206.9	715.22	1,251.65	37,424,319	2,477.2	661.92	1,135.89
S&P 500 - TRS	1,447,209	270.0	1,865.66	2,168.27	—	—	—	—
S&P/TSX 60 - TRS	6,633,380	104.8	641.12	858.47	13,044,000	206.1	641.12	764.54
Other equity indices - TRS	—	54.8	—		—	40.0	—	—
Individual equities - TRS	—	1,248.1	—		—	1,379.3	—	—
S&P 500 - call options(2)	461,632	1,100.0	2,382.84	2,168.27	—	—	—	—
S&P 500 - put options(2)	225,643	382.5	1,695.15	2,168.27	225,643	382.5	1,695.15	2,043.94

(1)	The aggregate notional amounts on the dates that the short positions or put options were first initiated.

(2)	As the S&P 500 call options and put options are currently out-of-the-money, the company does not consider their notional amounts in its calculation of the equity hedge ratio.
As at September 30, 2016 the company had entered into long equity total return swaps on individual equities for investment purposes with an original notional amount of $243.9 (December 31, 2015 - $243.9). During the third quarter and first nine months of 2016 the company received net cash of $11.5 and $15.1 (2015 - paid net cash of $8.9 and $20.6) in connection with the reset provisions of its long equity total return swaps (excluding the impact of collateral requirements).
At September 30, 2016 the fair value of the collateral deposited for the benefit of derivative counterparties included in holding company cash and investments, or in assets pledged for short sale and derivative obligations, was $711.0 (December 31, 2015 - $413.9), comprised of collateral of $450.0(December 31, 2015 - $380.4) required to be deposited to enter into such derivative contracts (principally related to total return swaps) and $261.0 (December 31, 2015 - $33.5) securing amounts owed to counterparties to the company's derivative contracts arising in respect of changes in the fair values of those derivative contracts since the most recent reset date.

CPI-linked derivative contracts
The company has purchased derivative contracts referenced to consumer price indexes (“CPI”) in the geographic regions in which it operates that serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. The CPI-linked derivative contracts are summarized as follows:

	September 30, 2016
	Floor rate(1)	Average life (in years)	Notional amount		Weighted average strike price(2)	Index value at period end	Cost	Cost(3) (in bps)	Market value	Market value(3) (in bps)	Unrealized gain (loss)
Underlying CPI index			Original currency	U.S. dollars
United States	0.0%	5.9	46,725.0	46,725.0	231.39	241.43	287.1	61.4	57.1	12.2	(230.0)
United States	0.5%	8.0	12,600.0	12,600.0	238.30	241.43	39.6	31.4	60.4	47.9	20.8
European Union	0.0%	5.2	41,375.0	46,497.1	95.80	100.54	299.1	64.3	34.3	7.4	(264.8)
United Kingdom	0.0%	6.1	3,300.0	4,286.7	243.82	264.90	23.0	53.7	1.0	2.3	(22.0)
France	0.0%	6.3	3,150.0	3,540.0	99.27	100.35	20.7	58.5	3.1	8.8	(17.6)
		5.9		113,648.8			669.5		155.9		(513.6)

	December 31, 2015
	Floor rate(1)	Average life (in years)	Notional amount		Weighted average strike price(2)	Index value at period end	Cost	Cost(3) (in bps)	Market value	Market value(3) (in bps)	Unrealized gain (loss)
Underlying CPI index			Original currency	U.S. dollars
United States	0.0%	6.6	46,225.0	46,225.0	231.32	236.53	284.7	61.6	98.9	21.4	(185.8)
United States	0.5%	8.8	12,600.0	12,600.0	238.30	236.53	39.3	31.2	83.4	66.2	44.1
European Union	0.0%	5.7	38,975.0	42,338.4	95.57	100.16	287.2	67.8	73.9	17.5	(213.3)
United Kingdom	0.0%	6.9	3,300.0	4,863.9	243.82	260.60	23.9	49.1	3.1	6.4	(20.8)
France	0.0%	7.1	3,150.0	3,421.8	99.27	100.04	20.7	60.5	13.3	38.9	(7.4)
		6.6		109,449.1			655.8		272.6		(383.2)

(1)
Contracts with a floor rate of 0.0% provide a payout at maturity if there is cumulative deflation over the life of the contract. Contracts with a floor rate of 0.5% provide a payout at maturity based on a weighted average strike price of 250.49 if cumulative inflation averages less than 0.5% per year over the life of the contract.

(2)
During the first quarter of 2016 the CPI indices for the European Union and France were rebased with 2015 as the new reference year. The weighted average strike prices for contracts related to those indices have been rebased accordingly.

(3)	Expressed as a percentage of the notional amount.
During the third quarter and first nine months of 2016 the company entered into CPI-linked derivative contracts with notional amounts of $775.7 and $3,185.7 (2015 - $1,228.9 and $1,228.9) at a cost of $3.0 and $11.2 (2015 - $6.3 and $6.3). Additional premiums of nil and $4.8 were paid in the third quarter and first nine months of 2015 to increase the strike price of certain CPI-linked derivative contracts (primarily the European Union CPI-linked derivatives). The company’s CPI-linked derivative contracts produced net unrealized losses of $77.3 and $134.0 in the third quarter and first nine months of 2016 (2015 - net unrealized gains of $102.4 and $125.3). Net unrealized gains (losses) on CPI-linked derivative contracts typically reflect the market's expectation of decreases (increases) in the values of the CPI indexes underlying those contracts at their respective maturities during the periods presented (those contracts are structured to benefit the company during periods of decreasing CPI index values).
Foreign exchange forward contracts
Long and short foreign exchange forward contracts primarily denominated in the euro, the British pound sterling and the Canadian dollar are used to manage certain foreign currency exposures arising from foreign currency denominated transactions. The contracts have an average term to maturity of less than one year and may be renewed at market rates.
Counterparty risk
The company endeavours to limit counterparty risk through the terms of agreements negotiated with the counterparties to its derivative contracts. The fair value of the collateral deposited for the benefit of the company at September 30, 2016 consisted of cash of $6.3 and government securities of $84.4 (December 31, 2015 - $28.7 and $264.6). The company has recognized the cash collateral within subsidiary cash and short term investments and recognized a corresponding liability within accounts payable and accrued liabilities. The company had not exercised its right to sell or repledge collateral at September 30, 2016. The company's exposure to counterparty risk and the manner in which it is managed are discussed further in note 16.

8.	Insurance Contract Liabilities

	September 30, 2016			December 31, 2015
	Gross	Ceded	Net	Gross	Ceded	Net
Provision for unearned premiums	3,832.6	553.1	3,279.5	3,284.8	398.7	2,886.1
Provision for losses and loss adjustment expenses	19,810.5	3,238.8	16,571.7	19,816.4	3,205.9	16,610.5
Insurance contract liabilities	23,643.1	3,791.9	19,851.2	23,101.2	3,604.6	19,496.6

Provision for losses and loss adjustment expenses
Changes in the provision for losses and loss adjustment expenses for the nine months ended September 30 were as follows:

	2016	2015
Provision for losses and loss adjustment expenses – January 1	19,816.4	17,749.1
Decrease in estimated losses and expenses for claims occurring in the prior years	(383.5)	(367.5)
Losses and expenses for claims occurring in the current year	4,575.0	4,018.6
Paid on claims occurring during:
the current year	(929.4)	(1,024.6)
the prior years	(3,400.2)	(2,873.3)
Acquisitions of subsidiaries	1.8	3,297.1
Foreign exchange effect and other	130.4	(684.5)
Provision for losses and loss adjustment expenses – September 30	19,810.5	20,114.9

9.	Reinsurance
Reinsurers’ share of insurance contract liabilities was comprised as follows:

	September 30, 2016			December 31, 2015
	Gross recoverable from reinsurers	Provision for uncollectible reinsurance	Recoverable from reinsurers	Gross recoverable from reinsurers	Provision for uncollectible reinsurance	Recoverable from reinsurers
Provision for losses and loss adjustment expenses	3,289.9	(51.1)	3,238.8	3,259.8	(53.9)	3,205.9
Reinsurers’ share of paid losses	465.9	(130.9)	335.0	419.4	(133.1)	286.3
Provision for unearned premiums	553.1	—	553.1	398.7	—	398.7
	4,308.9	(182.0)	4,126.9	4,077.9	(187.0)	3,890.9
Included in commissions, net in the consolidated statement of earnings for the third quarter and first nine months of 2016 is commission income earned on premiums ceded to reinsurers of $81.0 and $199.5 (2015 - $82.8 and $199.7).

10.	Long Term Debt and Credit Facilities

	September 30, 2016			December 31, 2015
	Principal	Carrying value(1)	Fair value(2)	Principal	Carrying value(1)	Fair value(2)

Holding company	2,991.2	2,974.8	3,276.7	2,614.1	2,599.0	2,839.4
Insurance and reinsurance companies	438.7	445.0	436.8	461.8	468.5	466.9
Non-insurance companies(3)	794.9	789.6	789.1	285.1	284.0	284.5
Total debt	4,224.8	4,209.4	4,502.6	3,361.0	3,351.5	3,590.8

(1)	Principal net of unamortized issue costs and discounts (premiums).

(2)	Based principally on quoted market prices with the remainder based on discounted cash flow models using market observable inputs (Levels 1 and 2 respectively in the fair value hierarchy).

(3)	These borrowings are non-recourse to the holding company.

On September 16, 2016 Fairfax India entered into a $225.0 floating rate secured term loan. A portion of the net proceeds was used to fund an additional investment of $50.0 in Sanmar debt securities (note 6) while the remainder was invested in cash equivalents in anticipation of the investment in BIAL (note 15).

On September 2, 2016 Cara completed the acquisition of a 100% interest in St-Hubert (as described in note 15) which was partially financed by a draw of $92.9 (Cdn$121.0) on its floating rate revolving credit facility and a floating rate term loan of $115.2 (Cdn$150.0) maturing on September 2, 2019.

On March 22, 2016 the company completed an underwritten public offering of Cdn$400.0 principal amount of 4.50% unsecured senior notes due March 22, 2023 at an issue price of 99.431 for net proceeds after discount, commissions and expenses of $303.2 (Cdn$395.7). Commissions and expenses of $1.5 (Cdn$2.0) were included as part of the carrying value of the debt. The notes are redeemable at the company's option, in whole or in part, at any time at the greater of (i) a specified redemption price based upon the then current yield of a Government of Canada bond with an equal term to maturity or (ii) par.

Credit Facility - Holding Company
There were no amounts drawn on the company's credit facility as at September 30, 2016.

11.	Total Equity
Equity attributable to shareholders of Fairfax
Common stock
The number of shares outstanding was as follows:

	2016	2015
Subordinate voting shares – January 1	21,465,089	20,427,398
Issuances of shares	1,000,000	1,169,294
Treasury shares acquired	(55,308)	(128,019)
Treasury shares reissued	38,449	38,432
Subordinate voting shares – September 30	22,448,230	21,507,105
Multiple voting shares – beginning and end of period	1,548,000	1,548,000
Interest in shares held through ownership interest in shareholder – beginning and end of period	(799,230)	(799,230)
Common stock effectively outstanding – September 30	23,197,000	22,255,875

On March 2, 2016 the company completed an underwritten public offering of 1.0 million subordinate voting shares at a price of Cdn$735.00 per share, resulting in net proceeds of $523.5 (Cdn$705.1, after commissions and expenses of $22.2 (Cdn$29.9)) to finance the purchase of an additional 9% ownership interest in ICICI Lombard and the investment in Eurolife as described in note 15.
During the three and nine months ended September 30, 2016 and 2015 the company did not repurchase for cancellation any subordinate voting shares under the terms of its normal course issuer bids. During the three and nine months ended September 30, 2016 the company repurchased for treasury 726 and 55,308 subordinate voting shares at a cost of $0.5 and $29.4 (2015 - 23,651 and 128,019 subordinate voting shares at a cost of $10.7 and $67.5) for use in its share-based payment awards.
Preferred stock
During the three and nine months ended September 30, 2015, under the terms of its normal course issuer bid, the company repurchased for cancellation 68,661 and 314,316 Series E preferred shares with a carrying value of $1.6 and $7.2 for a net cost of $0.7 and $4.1. There were no repurchases of preferred shares during the three and nine months ended September 30, 2016.

Non-controlling interests

						Net earnings (loss) attributable to non-controlling interests
		September 30, 2016		December 31, 2015		Third quarter ended September 30		Nine months ended September 30
Subsidiary	Domicile	Minority voting percentage	Carrying value	Minority voting percentage	Carrying value	2016	2015	2016	2015
Fairfax India	Canada	4.8%	752.0	4.9%	716.4	7.5	13.2	18.5	14.5
Brit(1)	U.K.	27.5%	503.7	29.9%	505.1	10.8	7.0	70.4	6.1
Cara	Canada	43.4%	520.4	43.1%	351.2	6.8	8.9	21.3	16.9
Thomas Cook India	India	32.3%	141.3	32.2%	106.3	1.2	0.7	1.3	3.2
The Keg	Canada	49.0%	24.1	49.0%	17.2	4.4	(2.9)	6.1	0.9
All other(2)	—	—	44.1	—	35.3	0.7	(0.3)	2.9	3.0
			1,985.6		1,731.5	31.4	26.6	120.5	44.6

(1)	On August 3, 2016 the company acquired an additional 2.4% ownership interest in Brit for cash consideration of $57.8.

(2)	On June 18, 2015 the company sold its 73.6% interest in Ridley.
Non-controlling interest voting percentages were consistent with economic ownership for each subsidiary at September 30, 2016 except for Fairfax India and Cara whose non-controlling interest economic ownership percentages were 71.1% and 60.4% respectively.

12.	Earnings per Share
Net earnings (loss) per common share is calculated in the following table based upon the weighted average common shares outstanding:

	Third quarter		First nine months
	2016	2015	2016	2015
Net earnings attributable to shareholders of Fairfax	1.3	424.8	189.0	464.3
Preferred share dividends	(11.0)	(12.4)	(33.2)	(38.2)
Excess of book value over consideration of preferred shares purchased for cancellation	—	0.9	—	3.1
Net earnings (loss) attributable to common shareholders – basic and diluted	(9.7)	413.3	155.8	429.2

Weighted average common shares outstanding – basic	23,196,240	22,261,023	22,973,271	22,014,244
Share-based payment awards	—	500,426	565,055	491,841
Weighted average common shares outstanding – diluted	23,196,240	22,761,449	23,538,326	22,506,085

Net earnings (loss) per common share – basic	$(0.42)	$18.57	$6.78	$19.50
Net earnings (loss) per common share – diluted	$(0.42)	$18.16	$6.62	$19.07
Share-based payment awards of 570,882 were not included in the calculation of net loss per diluted common share for the three months ended September 30, 2016 as inclusion of the awards would be anti-dilutive.

13.	Income Taxes
The company’s provision for (recovery of) income taxes for the three and nine months ended September 30 is summarized in the following table:

	Third quarter		First nine months
	2016	2015	2016	2015
Current income tax
Current year expense	14.5	77.1	131.1	148.0
Adjustments to prior years’ income taxes	11.9	(3.0)	27.6	(4.2)
	26.4	74.1	158.7	143.8
Deferred income tax
Origination and reversal of temporary differences	(37.2)	71.6	(32.4)	(96.8)
Adjustments to prior years' deferred income taxes	(26.6)	(4.4)	(25.0)	(4.9)
Other	7.2	(0.3)	(0.2)	(0.6)
	(56.6)	66.9	(57.6)	(102.3)

Provision for (recovery of) income taxes	(30.2)	141.0	101.1	41.5

A significant portion of the company's earnings (loss) before income taxes may be earned or incurred outside of Canada. The statutory income tax rates for jurisdictions outside of Canada generally differ from the Canadian statutory income tax rate (and may be significantly higher or lower). The company’s earnings (loss) before income taxes by jurisdiction and the associated provision for (recovery of) income taxes for the three and nine months ended September 30 are summarized in the following tables:

	Third quarter
	2016					2015
	Canada	U.S.(1)	U.K.(2)	Other	Total	Canada	U.S.(1)	U.K.(2)	Other	Total

Earnings (loss) before income taxes	(13.5)	(90.1)	49.2	56.9	2.5	237.0	359.5	(26.5)	22.4	592.4
Provision for (recovery of) income taxes	18.1	(54.9)	(0.6)	7.2	(30.2)	55.9	93.1	(9.7)	1.7	141.0
Net earnings (loss)	(31.6)	(35.2)	49.8	49.7	32.7	181.1	266.4	(16.8)	20.7	451.4

	First nine months
	2016					2015
	Canada	U.S.(1)	U.K.(2)	Other	Total	Canada	U.S.(1)	U.K.(2)	Other	Total

Earnings (loss) before income taxes	(239.0)	293.2	252.4	104.0	410.6	516.7	49.1	(89.6)	74.2	550.4
Provision for (recovery of) income taxes	43.4	29.2	8.3	20.2	101.1	86.8	(34.4)	(22.2)	11.3	41.5
Net earnings (loss)	(282.4)	264.0	244.1	83.8	309.5	429.9	83.5	(67.4)	62.9	508.9

(1)
Principally comprised of Crum & Forster, Zenith National, OdysseyRe (notwithstanding that certain operations of OdysseyRe conduct business outside of the U.S.), U.S. Runoff and other associated holding company results.

(2)	Principally comprised of Brit, Riverstone UK, Advent and other associated holding company results.

The decrease in pre-tax profitability in Canada in the third quarter and first nine months of 2016 compared to the third quarter and first nine months of 2015 primarily reflected increased net losses on investments in 2016 and non-recurring net investment gains in 2015 related to the Cara acquisition and sale of Ridley. The decrease in pre-tax profitability in the U.S. in the third quarter of 2016 compared to the third quarter of 2015 primarily reflected net investment losses during 2016, while the increase in pre-tax profitability in the U.S. for the first nine months of 2016 compared to the first nine months of 2015 reflected lower net investment losses. The increase in pre-tax profitability in the U.K. in the third quarter and first nine months of 2016 compared to the third quarter and first nine months of 2015 primarily reflected net investment gains and higher interest and dividend income.

Reconciliations of the provision for income taxes calculated at the Canadian statutory income tax rate to the provision for income taxes at the effective tax rate in the consolidated financial statements for the third quarter and first nine months ended September 30 are summarized in the following table:

	Third quarter		First nine months
	2016	2015	2016	2015

Canadian statutory income tax rate	26.5%	26.5%	26.5%	26.5%

Provision for income taxes at the Canadian statutory income tax rate	0.6	156.9	108.8	145.8
Non-taxable investment income	(23.7)	(22.7)	(63.9)	(169.8)
Tax rate differential on income and losses incurred outside Canada	(23.4)	26.9	(35.5)	35.9
Provision (recovery) relating to prior years	(14.7)	(5.5)	2.6	(7.5)
Change in unrecorded tax benefit of losses and temporary differences	31.8	(18.1)	93.9	7.1
Foreign exchange effect	(2.5)	(9.4)	(0.3)	11.9
Change in tax rate for deferred income taxes	(4.0)	(1.2)	(16.0)	(1.1)
Other including permanent differences	5.7	14.1	11.5	19.2
Provision for (recovery of) income taxes	(30.2)	141.0	101.1	41.5
Non-taxable investment income is principally comprised of dividend income, non-taxable interest income and the 50% of net capital gains which are not taxable in Canada. During the first nine months of 2015, non-taxable investment income of $169.8 primarily related to the gains on the sale of Ridley and the Cara acquisition. The Ridley gain was incurred in Canada and therefore only 50% taxable, while the Cara gain was largely non-taxable as the Cara acquisition resulted in a rollover of tax basis for the majority of the instruments exchanged.
The tax rate differential on income and losses incurred outside Canada of $23.4 and $35.5 in the third quarter and first nine months of 2016 principally related to income in the U.K., which is taxed at lower rates than the Canadian statutory rate, partially offset by losses (in the third quarter of 2016) and income (in the first nine months of 2016) in the U.S. which is taxed or recovered at higher rates. The tax rate differential on income and losses incurred outside Canada of $26.9 in the third quarter of 2015 principally reflected unrealized investment losses in the U.S., where the statutory income tax rate is significantly higher than the Canadian statutory income tax rate. The tax rate differential on income and losses incurred outside Canada of $35.9 in the first nine months of 2015 principally reflected income earned outside Canada in jurisdictions where the statutory income tax rate is significantly higher than the Canadian statutory income tax rate. The recovery relating to prior years of $14.7 in the third quarter of 2016 was primarily related to adjustments recorded upon filing of tax returns in the U.S. and U.K. The provision relating to prior years of $2.6 in the first nine months of 2016 also included refinements of the computations associated with internal reorganizations.

The change in unrecorded tax benefit of losses and temporary differences in the third quarter and first nine months of 2016 was primarily due to increases in unrecorded deferred tax assets in Canada of $34.1 and $94.1. The change in unrecorded tax benefit of losses and temporary differences in 2015 was primarily due to the utilization of unrecorded deferred tax assets in Canada of $21.1 in the third quarter of 2015 and increases in unrecorded deferred tax assets in Canada of $2.7 in the first nine months of 2015.

Change in tax rate for deferred income taxes of $4.0 and $16.0 in the third quarter and first nine months of 2016 was primarily due to a gradual reduction in substantively enacted corporate tax rates in the U.K. from 20% to 17% by 2020.

14.	Contingencies and Commitments

Lawsuit

On July 26, 2006 Fairfax filed a lawsuit seeking $6 billion in damages from a number of defendants who, the complaint (as subsequently amended) alleges, participated in a stock market manipulation scheme involving Fairfax shares. The complaint, filed in Superior Court, Morris County, New Jersey, alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act, pursuant to which treble damages may be available. On September 12, 2012, before trial, and consequently without having heard or made any determination on the facts, the Court dismissed the lawsuit on legal grounds. In October 2012 Fairfax filed an appeal of this dismissal, as it believes that the legal basis for the dismissal is incorrect. This appeal was heard on October 17, 2016, and the decision was reserved. The ultimate outcome of any litigation is uncertain. The financial effects, if any, of this lawsuit cannot be practicably determined at this time, and the company's interim consolidated financial statements include no anticipated recovery from the lawsuit.

Other

The Autorité des marchés financiers (the “AMF”), the securities regulatory authority in the Province of Quebec, is conducting an investigation of Fairfax, its CEO, Prem Watsa, and its President, Paul Rivett. The investigation concerns the possibility of illegal insider trading and/or tipping (not involving any personal trading by the individuals) in connection with the December 15, 2011 takeover offer by Resolute Forest Products Inc. for shares of Fibrek Inc. Except as set out below, further details concerning the investigation are, by law, not permitted to be disclosed.
The AMF has authorized Fairfax to make the above-mentioned disclosure. Fairfax and its management are solely responsible for the content of the disclosure set out in the three following paragraphs; the AMF has not in any way endorsed that content.
Resolute’s above-mentioned takeover offer was made to all Fibrek shareholders, including Fairfax. Fairfax agreed in that transaction to a hard lock-up agreement with Resolute whereby Fairfax agreed to tender its shares of Fibrek, representing approximately 26% of Fibrek's outstanding shares, to the Resolute takeover offer at the same price as all other Fibrek shareholders. At the time of the Resolute takeover offer for Fibrek, Fairfax's position in Fibrek was valued at approximately Cdn$32, representing less than 1/6 of 1% of Fairfax's total invested assets at that time.
Fibrek actively opposed the Resolute takeover offer. ln 2012, the Fibrek transaction was the subject of numerous regulatory hearings in Quebec and court proceedings relating to Fibrek's anti-takeover tactics and the hard lock-ups given by various selling shareholders, including Fairfax. Allegations were made in those hearings concerning the possibility of non-compliance with the takeover bid rules. Resolute’s takeover offer was allowed to proceed and resulted in Resolute acquiring Fibrek.
Fairfax believes it has an unblemished record for honesty and integrity and is fully cooperating with the AMF’s investigation. Fairfax continues to be confident that in connection with the Resolute takeover offer, it had no material non-public information, that it did not engage in illegal insider trading or tipping, and that there is no reasonable basis for any proceedings in this connection. To the best of Fairfax's knowledge, the AMF investigation is still ongoing. If the AMF commences legal proceedings, which could be administrative or penal, no assurance can be given at this time by Fairfax as to the outcome.

15.	Acquisitions and Divestitures
Subsequent to September 30, 2016
Acquisition of certain American International Group, Inc. operations in Latin America and Central and Eastern Europe
On October 18, 2016 the company agreed to acquire from American International Group, Inc. ("AIG") insurance operations in Argentina, Chile, Colombia, Uruguay, Venezuela and Turkey, and certain assets and renewal rights with respect to the portfolio of local business written by AIG Europe in Bulgaria, Czech Republic, Hungary, Poland, Romania and Slovakia, for total consideration of approximately $240. Through an ongoing partnership, Fairfax will support and service AIG’s multinational business in the countries where business operations are acquired. Each transaction is subject to customary closing conditions, including relevant regulatory approvals, and expected to close in 2017.

Acquisition of PT Asuransi Multi Artha Guna Tbk
On October 10, 2016, the company completed the acquisition of an 80% interest in PT Asuransi Multi Artha Guna Tbk ("AMAG") from PT Bank Pan Indonesia Tbk ("Panin Bank") for approximately $184 (2.389 trillion Indonesian rupiah). Fairfax Indonesia will be integrated with AMAG and AMAG will distribute its insurance products through a long-term bancassurance partnership with Panin Bank. AMAG is an established general insurer in Indonesia with gross written premiums of approximately $65 during 2015.

Acquisition of Asia Alliance General Insurance Limited
On October 3, 2016 Union Assurance acquired a 100% ownership interest in Asian Alliance General Insurance Limited ("AAGI") for purchase consideration of approximately $10. AAGI is a general insurer in Sri Lanka with gross written premiums of approximately $14 during 2015.

Acquisition of Zurich Insurance Company South Africa Limited
On July 6, 2016 the company agreed to acquire from Zurich Insurance Company Ltd. a 100% interest in Zurich Insurance Company South Africa Limited (“ZICSA”) for approximately $129 (1.8 billion South African rand). The transaction is subject to customary closing conditions, including various regulatory approvals, and is expected to close by the end of the fourth quarter of 2016. ZICSA is an established property and casualty insurer in South Africa and Botswana with gross written premiums of approximately $315 during 2015.

Investment in Bangalore International Airport Limited
On March 28, 2016 Fairfax India agreed to acquire a 33% equity interest in Bangalore International Airport Limited (“BIAL”) from Bangalore Airport & Infrastructure Developers Private Limited, a wholly-owned subsidiary of GVK Power and Infrastructure Limited, for approximately $323 (21.5 billion Indian rupees). Fairfax, through a wholly-owned subsidiary, entered into a separate agreement to acquire a 5% equity interest in BIAL from Flughafen Zurich AG for approximately $49, conditional upon Fairfax India first completing its acquisition. The transactions are subject to customary closing conditions and expected to close in the fourth quarter of 2016. BIAL owns and operates the Kempegowda International Airport in Bangalore, India through a public-private partnership.

Nine months ended September 30, 2016
Acquisition of Groupe St-Hubert Inc.
On September 2, 2016 Cara completed the acquisition of a 100% interest in Groupe St-Hubert Inc. ("St-Hubert") for $413.3 (Cdn$538.1), comprised of cash consideration of $371.9 (Cdn$484.2) and the issuance of $41.4 (Cdn$53.9) of Cara subordinate voting shares to St-Hubert shareholders. A portion of the cash consideration was financed through a private placement of 7,863,280 subordinate voting shares at a price of Cdn$29.25 for gross proceeds of $179.2 (Cdn$230.0), of which 3,418,804 shares were acquired by Fairfax and its subsidiaries to maintain Fairfax's equity interest and voting interest in Cara. St-Hubert is a leading full-service restaurant operator as well as a fully integrated food manufacturer in the province of Quebec.

Acquisition of Privi Organics Limited
On August 26, 2016 Fairfax India acquired a 50.9% interest in Privi Organics Limited ("Privi Organics") for $55.0 (3.7 billion Indian rupees) through the purchase of newly issued shares and shares acquired from existing shareholders. It is expected that Privi Organics will be merged with Adi Finechem Limited ("Adi") in the first quarter of 2017, subject to customary regulatory approvals. Fairfax India had acquired a 44.9% interest in Adi in the first quarter of 2016. After the merger is effective, Fairfax India will own approximately 49% of the merged business. Privi Organics is a supplier of aroma chemicals to the fragrance industry.

Acquisition of Eastern European Insurers
On December 16, 2014 the company entered into an agreement with QBE Insurance (Europe) Limited ("QBE") to acquire QBE's insurance operations in the Czech Republic, Hungary and Slovakia (the "QBE insurance operations"). A new Luxembourg insurer, Colonnade Insurance S.A. (“Colonnade”), was licensed in July 2015 and branches of Colonnade were established in each of the Czech Republic, Hungary and Slovakia during the fourth quarter of 2015. The business and renewal rights of QBE's Hungarian, Czech and Slovakian insurance operations were transferred to Colonnade on February 1, 2016, April 1, 2016 and May 2, 2016 respectively. In 2015 the QBE insurance operations generated approximately $78 in gross premiums written across a range of general insurance classes, including property, travel, general liability and product protection.

The determination of the fair value of assets acquired and liabilities assumed in connection with the acquisitions described above is currently underway and will be finalized within twelve months of the respective acquisition dates.

16.	Financial Risk Management

Overview
There were no significant changes in the types of the company's risk exposures or the processes used by the company for managing those risk exposures at September 30, 2016 compared to those identified and disclosed in the company's annual consolidated financial statements for the year ended December 31, 2015, except as discussed below.
Underwriting Risk
Underwriting risk is the risk that the total cost of claims, claims adjustment expenses and premium acquisition expenses will exceed premiums received and can arise as a result of numerous factors, including pricing risk, reserving risk and catastrophe risk. There were no significant changes to the company's exposure to underwriting risk or the framework used to monitor, evaluate and manage underwriting risk at September 30, 2016 compared to December 31, 2015.
Credit Risk
Credit risk is the risk of loss resulting from the failure of a counterparty to honour its financial obligations to the company. Credit risk arises predominantly with respect to cash and short term investments, investments in debt instruments, insurance contract receivables, recoverable from reinsurers and receivables from counterparties to derivative contracts (primarily total return swaps and CPI-linked derivatives). During the first nine months of 2016 the company made net purchases of long dated U.S. treasury bonds ($2.6 billion) and net sales of certain U.S. state and municipal bonds (net proceeds received of $1.3 billion) which significantly increased the company's proportion of investments in debt instruments rated AAA/Aaa. There were no other significant changes to the company's exposure to credit risk, and no changes to the framework used to monitor, evaluate and manage credit risk, at September 30, 2016 compared to December 31, 2015. Subsequent to the end of the third quarter of 2016, on November 3, 2016 the company sold approximately 90% of its long dated U.S. treasury bonds.

	September 30, 2016			December 31, 2015
Issuer Credit Rating	Amortized cost	Carrying value	%	Amortized cost	Carrying value	%
AAA/Aaa	6,734.6	7,226.2	43.8	3,562.5	3,587.9	26.5
AA/Aa	3,978.1	4,931.9	29.8	5,100.6	6,125.8	45.3
A/A	669.9	831.6	5.0	566.4	647.6	4.8
BBB/Baa	1,228.7	1,414.4	8.6	1,288.6	1,368.9	10.1
BB/Ba	99.2	121.0	0.7	318.0	272.5	2.0
B/B	465.4	405.3	2.5	26.9	26.3	0.2
Lower than B/B and unrated	1,669.2	1,581.5	9.6	1,549.3	1,509.3	11.1
Total	14,845.1	16,511.9	100.0	12,412.3	13,538.3	100.0

Counterparties to Derivative Contracts
Counterparty risk refers to the risk that a counterparty to the company's derivative contracts may not fulfill its obligations under the contract. Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset to the extent of the aggregate amount receivable by the company from that counterparty (the “net settlement arrangements”). The following table sets out the company's exposure to counterparty risk assuming all derivative contract counterparties are simultaneously in default:

	September 30, 2016	December 31, 2015
Total derivative assets(1)	251.4	561.6
Impact of net settlement arrangements	(105.7)	(61.1)
Fair value of collateral deposited for the benefit of the company(2)	(79.7)	(285.2)
Excess collateral pledged by the company in favour of counterparties	126.0	39.3
Initial margin not held in segregated third party custodian accounts	86.3	59.8
Net derivative counterparty exposure after net settlement and collateral arrangements	278.3	314.4

(1)	Excludes equity warrants and equity call options which are not subject to counterparty risk.

(2)	Excludes $11.0 (December 31, 2015 - $8.1) of excess collateral pledged by counterparties.
The fair value of the collateral deposited for the benefit of the company at September 30, 2016 consisted of cash of $6.3 and government securities of $84.4 (December 31, 2015 - $28.7 and $264.6). The company had not exercised its right to sell or repledge collateral at September 30, 2016.
Recoverable from Reinsurers
Credit exposure on the company's recoverable from reinsurers balance existed at September 30, 2016 to the extent that any reinsurer may be unable or unwilling to reimburse the company under the terms of the relevant reinsurance arrangements. The provision for uncollectible reinsurance is disclosed in note 9.

Liquidity Risk
Liquidity risk is the potential for loss if the company is unable to meet financial commitments in a timely manner at reasonable costs as they fall due. There were no significant changes to the company's exposure to liquidity risk or the framework used to monitor, evaluate and manage liquidity risk at September 30, 2016 compared to December 31, 2015.

The holding company's remaining known significant commitments for 2016 consist of payments of interest and corporate overhead expenses, preferred share dividends and income taxes, the investments in AMAG and ZICSA, and potential cash outflows related to derivative contracts (described below).

During the third quarter and first nine months of 2016 the holding company paid net cash of $54.6 and $74.2 (2015 - received net cash of $98.8 and $41.7) and the insurance and reinsurance subsidiaries paid net cash of $440.8 and $452.1 (2015 - received net cash of $386.5 and $151.2) in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements).

Market Risk
Market risk, comprised of foreign currency risk, interest rate risk and other price risk, is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The company is exposed to market risk principally in its investing activities but also in its underwriting activities to the extent that those activities expose the company to foreign currency risk. The company's investment portfolios are managed with a long term, value-oriented investment philosophy emphasizing downside protection. The company has policies to limit and monitor its individual issuer exposures and aggregate equity exposure. Exposure to single issuers and total equity positions are monitored at the subsidiary level and in aggregate at the company level.
Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The company's exposure to interest rate risk increased during the first nine months of 2016 primarily due to net purchases of long dated U.S. treasury bonds ($2.6 billion), partially offset by net sales of certain U.S. state and municipal bonds (net proceeds received of $1.3 billion). There were no significant changes to the company's framework used to monitor, evaluate and manage interest rate risk at September 30, 2016 compared to December 31, 2015. Subsequent to the end of the third quarter of 2016, on November 3, 2016 the company sold approximately 90% of its long dated U.S. treasury bonds.

	September 30, 2016			December 31, 2015
	Fair value of fixed income portfolio	Hypothetical $ change effect on net earnings	Hypothetical % change in fair value	Fair value of fixed income portfolio	Hypothetical $ change effect on net earnings	Hypothetical % change in fair value
Change in Interest Rates
200 basis point increase	13,251.0	(2,334.1)	(19.7)	11,560.9	(1,380.2)	(14.6)
100 basis point increase	14,708.9	(1,290.1)	(10.9)	12,467.2	(747.8)	(7.9)
No change	16,511.9	—	—	13,538.3	—	—
100 basis point decrease	18,781.9	1,622.5	13.7	14,867.4	927.7	9.8
200 basis point decrease	21,616.1	3,644.2	30.9	16,480.6	2,053.3	21.7

Market Price Fluctuations
Market price fluctuation is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or foreign currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or other factors affecting all similar financial instruments in the market. Changes to the company's exposure to equity price risk through its equity and equity-related holdings at September 30, 2016 compared to December 31, 2015 are described below.
The company has economically hedged its equity and equity-related holdings (comprised of common stocks, convertible preferred stocks, convertible bonds, non-insurance investments in associates and equity-related derivatives) against a potential broad and systemic decline in equity markets by way of short positions effected through equity and equity index total return swaps (including short positions in certain equity indexes (Russell 2000 index, S&P 500, S&P/TSX 60 index and other equity indexes, collectively the "indexes"), and individual equities) and equity index put options (S&P 500). The company's equity hedges provide a return which is inverse to changes in the fair values of the equity indexes and certain individual equities.
At September 30, 2016 equity hedges with a notional amount of $7,599.7 (December 31, 2015 - $5,894.8) represented 112.7% (December 31, 2015 - 88.1%) of the company's equity and equity-related holdings of $6,744.6 (December 31, 2015 - $6,687.4). The increase in the equity hedge ratio resulted principally from the net addition of $779.9 original notional amount to the company's short positions in equity and equity index total return swaps and unrealized net losses on both the company's equity and equity-related holdings and equity hedges.
One risk of a hedging strategy (sometimes referred to as basis risk) is the risk that the fair value or cash flows of derivative instruments applied as economic hedges will not experience changes in exactly the opposite directions from those of the underlying hedged exposure. This imperfect correlation between the derivative instrument and underlying hedged exposure creates the potential for excess gains or losses in a hedging strategy. In the context of the company's equity hedges, the company expects that there may be periods when the notional amount of the equity hedges may exceed or be deficient relative to the company's equity price risk exposure as a result of the timing of opportunities to exit and enter hedges at attractive prices, decisions by the company to hedge an amount less than the company's full equity exposure or, as a result of any non-correlated performance of the equity hedges relative to the equity and equity-related holdings (basis risk).

The following table summarizes the effect of the equity hedges and the equity and equity-related holdings on the company's financial position as at September 30, 2016 and December 31, 2015 and results of operations for the quarters and nine months ended September 30, 2016 and 2015:

	September 30, 2016		December 31, 2015		Quarter ended September 30, 2016	Quarter ended September 30, 2015	Nine months ended September 30, 2016	Nine months ended September 30, 2015
	Exposure/Notional amount	Carrying value	Exposure/Notional amount	Carrying value	Pre-tax earnings (loss)	Pre-tax earnings (loss)	Pre-tax earnings (loss)	Pre-tax earnings (loss)
Equity exposures:
Common stocks(1)	4,247.6	4,247.6	4,472.3	4,472.3	230.3	(632.1)	(259.1)	(787.1)
Preferred stocks – convertible	84.3	84.3	82.8	82.8	10.7	(23.0)	(0.1)	(25.0)
Bonds – convertible	664.3	664.3	701.5	701.5	38.5	(112.5)	(19.5)	(178.2)
Investments in associates and subsidiary(2)(3)	1,577.8	1,698.3	1,280.6	1,406.5	—	—	—	235.7
Derivatives and other invested assets:
Equity total return swaps – long positions	170.1	(3.4)	149.4	(8.6)	5.8	(23.8)	20.3	(29.7)
Equity warrants and call options	0.5	0.5	0.8	0.8	—	(0.9)	(0.2)	187.6
Total equity and equity related holdings	6,744.6	6,691.6	6,687.4	6,655.3	285.3	(792.3)	(258.6)	(596.7)

Hedging instruments:
Derivatives and other invested assets:
Equity total return swaps – short positions	(1,564.5)	3.5	(1,491.7)	60.3	(85.3)	158.6	(109.0)	161.1
Equity index total return swaps – short positions	(6,035.2)	(91.1)	(4,403.1)	134.0	(435.7)	630.7	(717.1)	449.8
Equity index put options(4)	—	1.1	—	13.1	(3.8)	3.9	(12.0)	3.9
Equity index call options(4)	—	8.6	—	—	(7.5)	—	(7.5)	—
	(7,599.7)	(77.9)	(5,894.8)	207.4	(532.3)	793.2	(845.6)	614.8

Net exposure and financial effects	(855.1)		792.6		(247.0)	0.9	(1,104.2)	18.1

(1)
The company excludes other funds that are invested principally in fixed income securities (carrying value of $47.7 at September 30, 2016 (December 31, 2015 - $1,094.0)) when measuring its equity and equity-related exposure.

(2)	Excludes the company’s insurance and reinsurance investments in associates which are considered long term strategic holdings. See note 6 for details.

(3)	During the second quarter of 2015 the company sold its investment in Ridley and recognized a net realized gain of $236.4.

(4)	As the S&P 500 call options and put options are currently out-of-the-money, the company does not consider their notional amounts in its calculation of the equity hedge ratio.
Risk of Decreasing Price Levels
The company has purchased derivative contracts referenced to the CPI in the geographic regions in which it operates, which serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. Holdings of CPI-linked derivative contracts and the activity for the period are disclosed in note 7.
Foreign Currency Risk
Foreign currency risk is the risk that the fair value or cash flows of a financial instrument or another asset or liability will fluctuate because of changes in exchange rates and as a result, could produce an adverse effect on earnings and equity when measured in a company's functional currency. There were no significant changes to the company's exposure to foreign currency risk or the framework used to monitor, evaluate and manage foreign currency risk at September 30, 2016 compared to December 31, 2015. The vote by the U.K. to leave the European Union on June 23, 2016 and the resulting volatility in the value of the British pound sterling did not have a significant impact on Brit, which conducts business primarily in U.S. dollars and matches its holdings of assets in currencies other than the U.S. dollar to capital requirements denominated in those currencies.

Capital Management
The company's capital management framework is designed to protect, in the following order, its policyholders, its bondholders and its preferred shareholders and then finally to optimize returns to common shareholders. Effective capital management includes measures designed to maintain capital above minimum regulatory levels, above levels required to satisfy issuer credit ratings and financial strength ratings requirements, and above internally determined and calculated risk management levels. Total capital at September 30, 2016, comprising total debt, shareholders' equity attributable to shareholders of Fairfax and non-controlling interests, was $16,963.4 compared to $15,370.4 at December 31, 2015.

The company manages its capital based on the following financial measurements and ratios:

	September 30, 2016	December 31, 2015
Holding company cash and investments (net of short sale and derivative obligations)	1,095.9	1,275.9

Long term debt – holding company	2,974.8	2,599.0
Long term debt – insurance and reinsurance companies	445.0	468.5
Long term debt – non-insurance companies	789.6	284.0
Total debt	4,209.4	3,351.5

Net debt	3,113.5	2,075.6

Common shareholders’ equity	9,433.0	8,952.5
Preferred stock	1,335.4	1,334.9
Non-controlling interests	1,985.6	1,731.5
Total equity	12,754.0	12,018.9

Net debt/total equity	24.4%	17.3%
Net debt/net total capital(1)	19.6%	14.7%
Total debt/total capital(2)	24.8%	21.8%
Interest coverage(3)	3.3x	3.9x
Interest and preferred share dividend distribution coverage(4)	2.7x	2.9x

(1)	Net total capital is calculated by the company as the sum of total equity and net debt.

(2)	Total capital is calculated by the company as the sum of total equity and total debt.

(3)	Interest coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense.

(4)
Interest and preferred share dividend distribution coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense and preferred share dividend distributions adjusted to a before tax equivalent at the company’s Canadian statutory income tax rate.

Holding company long term debt at September 30, 2016 increased by $375.8 to $2,974.8 from $2,599.0 at December 31, 2015 primarily reflecting the issuance on March 22, 2016 of Cdn$400.0 principal amount of holding company unsecured senior notes due 2023 and the impact of foreign currency translation on the company's Canadian dollar denominated long term debt.
Subsidiary debt (comprised of long term debt of the insurance and reinsurance companies and the non-insurance companies) increased by $482.1 to $1,234.6 at September 30, 2016 from $752.5 at December 31, 2015, primarily reflecting Fairfax India's term loan of $225.0 to fund additional investments and Cara's aggregate borrowings of $208.1 (Cdn$271.0) principally related to its acquisition of St-Hubert.
Common shareholders’ equity increased from $8,952.5 at December 31, 2015 to $9,433.0 at September 30, 2016 primarily reflecting net proceeds from the issuance of 1.0 million subordinate voting shares on March 2, 2016 ($523.5) and net earnings attributable to shareholders of Fairfax ($189.0), partially offset by the payment of dividends on the company's common and preferred shares ($261.0).
The changes in holding company long term debt, subsidiary debt and common shareholders’ equity affected the company’s leverage ratios as follows: the consolidated net debt/net total capital ratio increased from 14.7% at December 31, 2015 to 19.6% at September 30, 2016 primarily as a result of increased net debt, partially offset by increased net total capital. The increase in net debt was due to increased total debt (primarily the issuance of holding company unsecured senior notes and an increase in subsidiary debt as described above) and a decrease in holding company cash and investments (net of short sale and derivative obligations). The increase in net total capital was primarily due to increases in common shareholders' equity (as described in the preceding paragraph), non-controlling interests and net debt. The consolidated total debt/total capital ratio increased from 21.8% at December 31, 2015 to 24.8% at September 30, 2016 primarily as a result of increased total debt, partially offset by increased total capital (primarily reflecting increases in common shareholders' equity, non-controlling interests and total debt).

17.	Segmented Information

The company is a holding company which, through its subsidiaries, is engaged in property and casualty insurance, conducted on a primary and reinsurance basis, and runoff operations. During the first quarter of 2016 the company made an additional investment in equity-accounted ICICI Lombard which was included in the Fairfax Asia reporting segment (see note 6 for details). As described in notes 10 and 11, on March 2, 2016 the company issued 1.0 million subordinate voting shares at a price of Cdn$735.00 per share, and on March 22, 2016 the company issued Cdn$400.0 principal amount of 4.50% Fairfax senior notes due 2023, both of which were included in Corporate and other. During the third quarter of 2016 Cara completed the acquisition of St-Hubert, financed in part by aggregate borrowings of $208.1, and Fairfax India completed the acquisition of Privi Organics and entered into a $225.0 term loan, all of which were included in the Other reporting segment (see notes 10 and 15 for details). There were no other significant changes to the identifiable assets and liabilities by reporting segment at September 30, 2016 compared to December 31, 2015.

An analysis of pre-tax income (loss) by reporting segment for the three and nine months ended September 30 is presented below:

Quarter ended September 30, 2016

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Fairfax Asia	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	280.4	554.5	526.7	183.1	485.9	147.7	147.7	2,326.0	—	—	—	—	2,326.0
Intercompany	0.2	6.7	13.5	—	3.2	0.2	21.4	45.2	—	—	—	(45.2)	—
	280.6	561.2	540.2	183.1	489.1	147.9	169.1	2,371.2	—	—	—	(45.2)	2,326.0
Net premiums written	228.2	499.0	473.7	180.4	404.8	62.7	116.6	1,965.4	(0.1)	—	—	—	1,965.3
Net premiums earned
External	241.4	558.7	453.8	212.2	353.5	82.5	98.7	2,000.8	(0.1)	—	—	—	2,000.7
Intercompany	(1.9)	(1.7)	2.1	(0.5)	1.5	(13.1)	13.6	—	—	—	—	—	—
	239.5	557.0	455.9	211.7	355.0	69.4	112.3	2,000.8	(0.1)	—	—	—	2,000.7
Underwriting expenses	(215.1)	(498.5)	(449.0)	(160.0)	(343.2)	(57.5)	(103.0)	(1,826.3)	(25.5)	—	—	—	(1,851.8)
Underwriting profit (loss)	24.4	58.5	6.9	51.7	11.8	11.9	9.3	174.5	(25.6)	—	—	—	148.9
Interest income	11.7	27.7	13.3	5.4	17.9	6.2	7.8	90.0	11.2	4.5	(8.5)	—	97.2
Dividends	1.0	4.7	0.7	0.8	0.1	1.2	0.6	9.1	1.4	2.4	(0.3)	—	12.6
Investment expenses	(3.0)	(6.4)	(3.0)	(1.8)	(3.0)	(0.8)	(1.7)	(19.7)	(2.8)	(10.5)	(0.4)	28.5	(4.9)
Interest and dividends	9.7	26.0	11.0	4.4	15.0	6.6	6.7	79.4	9.8	(3.6)	(9.2)	28.5	104.9
Share of profit (loss) of associates	2.8	3.9	3.2	2.7	2.7	13.6	1.8	30.7	3.5	5.0	(7.5)	—	31.7
Other
Revenue	—	—	—	—	—	—	—	—	—	493.6	—	—	493.6
Expenses	—	—	—	—	—	—	—	—	—	(473.2)	—	—	(473.2)
	—	—	—	—	—	—	—	—	—	20.4	—	—	20.4
Operating income (loss)	36.9	88.4	21.1	58.8	29.5	32.1	17.8	284.6	(12.3)	21.8	(16.7)	28.5	305.9
Net gains (losses) on investments	3.7	(60.6)	(52.2)	(33.0)	12.9	7.2	(21.2)	(143.2)	(23.5)	21.6	(54.4)	—	(199.5)
Interest expense	—	(0.8)	(0.4)	(0.8)	(3.4)	—	(1.2)	(6.6)	—	(6.7)	(47.3)	—	(60.6)
Corporate overhead	(1.6)	(12.3)	(5.0)	(2.2)	(2.3)	(0.1)	0.1	(23.4)	—	—	8.6	(28.5)	(43.3)
Pre-tax income (loss)	39.0	14.7	(36.5)	22.8	36.7	39.2	(4.5)	111.4	(35.8)	36.7	(109.8)	—	2.5
Income taxes													30.2
Net earnings													32.7

Attributable to:
Shareholders of Fairfax													1.3
Non-controlling interests													31.4
													32.7

Quarter ended September 30, 2015

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Fairfax Asia	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	249.8	584.0	476.3	170.9	468.4	124.5	122.4	2,196.3	140.3	—	—	—	2,336.6
Intercompany	0.1	3.1	5.3	—	2.7	1.5	29.6	42.3	—	—	—	(42.3)	—
	249.9	587.1	481.6	170.9	471.1	126.0	152.0	2,238.6	140.3	—	—	(42.3)	2,336.6
Net premiums written	201.4	508.7	420.8	168.1	411.7	42.7	129.9	1,883.3	140.3	—	—	—	2,023.6
Net premiums earned
External	224.9	564.5	385.7	200.7	367.7	74.2	89.5	1,907.2	140.3	—	—	—	2,047.5
Intercompany	(0.8)	(4.2)	1.1	(0.5)	0.6	(20.0)	23.8	—	—	—	—	—	—
	224.1	560.3	386.8	200.2	368.3	54.2	113.3	1,907.2	140.3	—	—	—	2,047.5
Underwriting expenses	(186.2)	(498.1)	(380.7)	(164.7)	(349.7)	(48.8)	(101.6)	(1,729.8)	(173.1)	—	—	—	(1,902.9)
Underwriting profit (loss)	37.9	62.2	6.1	35.5	18.6	5.4	11.7	177.4	(32.8)	—	—	—	144.6
Interest income	8.2	31.8	8.4	5.6	6.9	6.3	4.4	71.6	16.0	13.9	(9.4)	—	92.1
Dividends	1.2	4.5	1.4	0.6	6.1	1.3	0.4	15.5	1.6	1.8	(0.1)	—	18.8
Investment expenses	(1.4)	(5.1)	(3.1)	(1.7)	(3.8)	(0.9)	(2.2)	(18.2)	(2.7)	(1.4)	(0.8)	18.0	(5.1)
Interest and dividends	8.0	31.2	6.7	4.5	9.2	6.7	2.6	68.9	14.9	14.3	(10.3)	18.0	105.8
Share of profit (loss) of associates	2.3	4.3	1.4	0.3	0.6	3.8	1.6	14.3	(0.9)	—	—	—	13.4
Other
Revenue	—	—	—	—	—	—	—	—	—	384.0	—	—	384.0
Expenses	—	—	—	—	—	—	—	—	—	(372.4)	—	—	(372.4)
	—	—	—	—	—	—	—	—	—	11.6	—	—	11.6
Operating income (loss)	48.2	97.7	14.2	40.3	28.4	15.9	15.9	260.6	(18.8)	25.9	(10.3)	18.0	275.4
Net gains (losses) on investments	90.5	178.7	26.0	12.3	11.9	(18.3)	16.2	317.3	(19.8)	13.0	115.1	—	425.6
Interest expense	—	(0.6)	(0.4)	(0.8)	(4.0)	—	(1.1)	(6.9)	—	(3.6)	(44.6)	—	(55.1)
Corporate overhead	(2.8)	(9.0)	(5.5)	(2.7)	(12.8)	—	(0.2)	(33.0)	—	—	(2.5)	(18.0)	(53.5)
Pre-tax income (loss)	135.9	266.8	34.3	49.1	23.5	(2.4)	30.8	538.0	(38.6)	35.3	57.7	—	592.4
Income taxes													(141.0)
Net earnings													451.4

Attributable to:
Shareholders of Fairfax													424.8
Non-controlling interests													26.6
													451.4

Nine months ended September 30, 2016

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Fairfax Asia	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	782.7	1,826.3	1,526.5	680.9	1,509.4	485.0	406.9	7,217.7	72.5	—	—	—	7,290.2
Intercompany	0.7	19.1	23.7	—	10.3	7.6	64.6	126.0	—	—	—	(126.0)	—
	783.4	1,845.4	1,550.2	680.9	1,519.7	492.6	471.5	7,343.7	72.5	—	—	(126.0)	7,290.2
Net premiums written	691.4	1,613.6	1,364.1	671.4	1,162.4	214.5	345.6	6,063.0	70.8	—	—	—	6,133.8
Net premiums earned
External	681.3	1,558.2	1,299.9	597.6	1,042.6	237.7	290.7	5,708.0	70.8	—	—	—	5,778.8
Intercompany	(5.7)	(5.4)	12.4	(1.5)	3.9	(39.2)	35.5	—	—	—	—	—	—
	675.6	1,552.8	1,312.3	596.1	1,046.5	198.5	326.2	5,708.0	70.8	—	—	—	5,778.8
Underwriting expenses	(648.3)	(1,419.9)	(1,289.3)	(481.5)	(1,020.6)	(161.6)	(308.3)	(5,329.5)	(139.1)	—	—	—	(5,468.6)
Underwriting profit (loss)	27.3	132.9	23.0	114.6	25.9	36.9	17.9	378.5	(68.3)	—	—	—	310.2
Interest income	39.1	118.6	56.5	24.0	55.7	18.4	25.8	338.1	44.4	16.8	(9.2)	—	390.1
Dividends	6.4	15.9	4.1	2.8	1.0	3.1	1.7	35.0	5.5	5.9	(0.2)	—	46.2
Investment expenses	(8.9)	(18.2)	(9.3)	(5.6)	(9.5)	(2.2)	(5.9)	(59.6)	(10.1)	(15.6)	(1.5)	69.4	(17.4)
Interest and dividends	36.6	116.3	51.3	21.2	47.2	19.3	21.6	313.5	39.8	7.1	(10.9)	69.4	418.9
Share of profit (loss) of associates	6.2	18.8	(1.2)	(4.2)	1.1	25.5	2.4	48.6	0.1	8.8	(0.7)	—	56.8
Other
Revenue	—	—	—	—	—	—	—	—	—	1,400.3	—	—	1,400.3
Expenses	—	—	—	—	—	—	—	—	—	(1,340.2)	—	—	(1,340.2)
	—	—	—	—	—	—	—	—	—	60.1	—	—	60.1
Operating income (loss)	70.1	268.0	73.1	131.6	74.2	81.7	41.9	740.6	(28.4)	76.0	(11.6)	69.4	846.0
Net gains (losses) on investments	(62.3)	(29.9)	94.1	(75.6)	190.4	(15.9)	(28.8)	72.0	(44.5)	25.9	(183.3)	—	(129.9)
Interest expense	—	(2.1)	(1.2)	(2.5)	(11.2)	—	(3.1)	(20.1)	—	(17.1)	(138.3)	—	(175.5)
Corporate overhead	(4.9)	(25.9)	(14.8)	(6.3)	(6.9)	(0.1)	—	(58.9)	—	—	(1.7)	(69.4)	(130.0)
Pre-tax income (loss)	2.9	210.1	151.2	47.2	246.5	65.7	10.0	733.6	(72.9)	84.8	(334.9)	—	410.6
Income taxes													(101.1)
Net earnings													309.5

Attributable to:
Shareholders of Fairfax													189.0
Non-controlling interests													120.5
													309.5

Nine months ended September 30, 2015

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit(1)	Fairfax Asia	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	808.9	1,857.4	1,370.7	651.8	652.1	456.2	425.8	6,222.9	230.5	—	—	—	6,453.4
Intercompany	1.0	16.6	12.8	—	4.2	1.1	90.7	126.4	56.5	—	—	(182.9)	—
	809.9	1,874.0	1,383.5	651.8	656.3	457.3	516.5	6,349.3	287.0	—	—	(182.9)	6,453.4
Net premiums written	660.1	1,626.1	1,210.3	642.3	562.9	198.8	422.7	5,323.2	286.8	—	—	—	5,610.0
Net premiums earned
External	724.0	1,696.6	1,087.9	567.0	493.6	249.1	287.0	5,105.2	230.4	—	—	—	5,335.6
Intercompany	(62.1)	(5.9)	0.3	(1.2)	0.4	(47.8)	59.9	(56.4)	56.4	—	—	—	—
	661.9	1,690.7	1,088.2	565.8	494.0	201.3	346.9	5,048.8	286.8	—	—	—	5,335.6
Underwriting expenses	(605.3)	(1,499.6)	(1,067.3)	(468.7)	(470.3)	(181.5)	(315.8)	(4,608.5)	(371.8)	—	—	—	(4,980.3)
Underwriting profit (loss)	56.6	191.1	20.9	97.1	23.7	19.8	31.1	440.3	(85.0)	—	—	—	355.3
Interest income	22.4	124.5	35.7	21.0	9.1	19.1	19.1	250.9	59.9	32.7	(21.9)	—	321.6
Dividends	11.6	18.9	6.0	2.7	6.9	4.0	2.2	52.3	6.0	5.5	1.0	—	64.8
Investment expenses	(8.6)	(16.4)	(9.5)	(5.4)	(5.2)	(2.5)	(7.5)	(55.1)	(10.6)	(4.5)	(1.5)	52.4	(19.3)
Interest and dividends	25.4	127.0	32.2	18.3	10.8	20.6	13.8	248.1	55.3	33.7	(22.4)	52.4	367.1
Share of profit of associates	8.7	56.6	17.9	24.9	0.6	19.3	4.8	132.8	23.2	1.7	3.4	—	161.1
Other
Revenue	—	—	—	—	—	—	—	—	—	1,328.5	—	—	1,328.5
Expenses	—	—	—	—	—	—	—	—	—	(1,280.7)	—	—	(1,280.7)
	—	—	—	—	—	—	—	—	—	47.8	—	—	47.8
Operating income (loss)	90.7	374.7	71.0	140.3	35.1	59.7	49.7	821.2	(6.5)	83.2	(19.0)	52.4	931.3
Net gains (losses) on investments	185.3	(228.5)	(107.2)	(46.4)	(28.8)	(28.7)	(23.4)	(277.7)	(153.1)	6.6	365.1	—	(59.1)
Interest expense	—	(4.8)	(1.1)	(2.5)	(5.7)	—	(3.1)	(17.2)	—	(10.7)	(135.5)	—	(163.4)
Corporate overhead	(7.8)	(20.0)	(15.8)	(7.0)	(12.8)	—	(0.2)	(63.6)	—	—	(42.4)	(52.4)	(158.4)
Pre-tax income (loss)	268.2	121.4	(53.1)	84.4	(12.2)	31.0	23.0	462.7	(159.6)	79.1	168.2	—	550.4
Income taxes													(41.5)
Net earnings													508.9

Attributable to:
Shareholders of Fairfax													464.3
Non-controlling interests													44.6
													508.9

(1)	Brit is included in the company's financial reporting with effect from June 5, 2015.

18.	Expenses
Losses on claims, net, operating expenses and other expenses for the three and nine months ended September 30 were comprised as follows:

	Third quarter		First nine months
	2016	2015	2016	2015
Losses and loss adjustment expenses	1,106.1	1,186.4	3,276.0	3,077.6
Wages and salaries	303.8	289.1	888.8	789.0
Other reporting segment cost of sales	260.1	206.8	731.8	768.2
Employee benefits	62.5	60.8	199.2	192.7
Depreciation, amortization and impairment charges	47.2	35.2	148.3	93.1
Operating lease costs	37.8	35.6	109.6	94.0
Audit, legal and tax professional fees	30.6	28.7	87.1	75.9
Information technology costs	24.4	26.3	78.9	67.1
Premium taxes	27.7	26.1	74.5	68.8
Share-based payments to directors and employees	13.2	9.1	40.8	27.7
Other reporting segment marketing costs	8.7	5.0	28.1	19.8
Restructuring costs	0.5	(1.3)	2.4	2.0
Administrative expense and other	107.9	110.2	286.2	305.8
	2,030.5	2,018.0	5,951.7	5,581.7

19.	Supplementary Cash Flow Information
Cash and cash equivalents were included in the consolidated balance sheets as follows:

	September 30, 2016	December 31, 2015
Holding company cash and investments:
Cash and balances with banks	129.1	151.5
Treasury bills and other eligible bills	0.8	70.9
	129.9	222.4
Subsidiary cash and short term investments:
Cash and balances with banks	1,138.3	1,628.4
Treasury bills and other eligible bills	1,211.4	1,599.3
	2,349.7	3,227.7
Subsidiary assets pledged for short sale and derivative obligations:
Cash and balances with banks	—	7.7

Fairfax India: cash and balances with banks	200.4	22.0

Cash and cash equivalents included in the consolidated balance sheets	2,680.0	3,479.8

Less: Cash and cash equivalents - restricted(1)
Subsidiary cash and cash equivalents - restricted:
Cash and balances with banks	161.1	152.2
Treasury bills and other eligible bills	209.5	202.0
	370.6	354.2

Cash and cash equivalents included in the consolidated statements of cash flows	2,309.4	3,125.6

(1)
Cash and cash equivalents as presented in the consolidated statements of cash flows excludes balances that are restricted. Subsidiary restricted cash and cash equivalents are comprised primarily of amounts required to be maintained on deposit with various regulatory authorities to support the subsidiaries' insurance and reinsurance operations.

Details of certain cash flows included in the consolidated statements of cash flows for the three and nine months ended September 30 were as follows:

	Third quarter		First nine months
	2016	2015	2016	2015
(a) Net (purchases) sales of investments classified as FVTPL
Short term investments	(303.2)	(342.3)	854.1	(420.4)
Bonds	486.9	(186.7)	(1,054.5)	(473.6)
Preferred stocks	(1.7)	(4.6)	(69.1)	41.3
Common stocks	24.0	372.9	76.3	495.4
Derivatives and short sales	(500.2)	474.1	(545.4)	416.2
	(294.2)	313.4	(738.6)	58.9

(b) Net interest and dividends received
Interest and dividends received	207.3	98.6	595.0	464.3
Interest paid	(31.2)	(37.6)	(134.7)	(135.0)
	176.1	61.0	460.3	329.3

(c) Net income taxes paid	(52.7)	(35.8)	(237.5)	(171.6)

Index to Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations
(as of November 3, 2016)
(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

Notes to Management's Discussion and Analysis of Financial Condition and Results of Operations

(1)
Readers of the Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should review the notes to the interim consolidated financial statements for the three and nine months ended September 30, 2016, and the notes to the MD&A contained in the company's 2015 Annual Report.

(2)
The company presents information on gross premiums written and net premiums written throughout this MD&A. These two measures are used in the insurance industry and by management in evaluating operating results. Gross premiums written represents the total premiums on policies issued during a specified period, irrespective of the portion earned. Net premiums written represents gross premiums written less amounts ceded to reinsurers.

(3)
The combined ratio is the traditional measure of underwriting results of property and casualty companies and is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned) and the expense ratio (commissions, premium acquisition costs and other underwriting expenses expressed as a percentage of net premiums earned). Other ratios used by the company include the commission expense ratio (commissions expressed as a percentage of net premiums earned) and the accident year combined ratio (calculated in the same manner as the combined ratio but excluding the net favourable or adverse development of reserves established for claims that occurred in previous accident years). These ratios are calculated from information contained within the company's consolidated financial statements and are used by management for comparisons to historical underwriting results and to the underwriting results of competitors and the broader property and casualty industry. These ratios do not have any standardized meanings under IFRS and may not be comparable to similar measures presented by other companies.

(4)
"Interest and dividends" in this MD&A is derived from the consolidated statement of earnings prepared in accordance with IFRS as issued by the IASB and is comprised of the sum of interest and dividends and share of profit (loss) of associates. "Consolidated interest and dividend income" in this MD&A refers to interest and dividends as presented in the consolidated statement of earnings.

(5)
The company's long equity total return swaps allow the company to receive the total return on a notional amount of an equity index or individual equity (including dividends and capital gains or losses) in exchange for the payment of a floating rate of interest on the notional amount. Conversely, short equity total return swaps allow the company to pay the total return on a notional amount of an equity index or individual equity in exchange for the receipt of a floating rate of interest on the notional amount. Throughout this MD&A, the term “total return swap expense" refers to the net dividends and interest paid or received related to the company's long and short equity and equity index total return swaps.

(6)
In this MD&A the measures "net realized gains (losses) before equity hedges", "net change in unrealized gains (losses) before equity hedges" and "equity hedging net losses" are each shown separately to present more meaningfully the results of the company's investment management strategies. The sum of those three measures is equal to "net gains (losses) on investments" as presented in the consolidated statement of earnings.

(7)
Ratios included in the Capital Resources and Management section of this MD&A include: net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital. The company also calculates an interest coverage ratio and an interest and preferred share dividend distribution coverage ratio as a measure of its ability to service its debt and pay dividends to its preferred shareholders.

(8)	References in this MD&A to the company's insurance and reinsurance operations do not include its runoff operations.

Business Developments
Acquisitions and Divestitures
For a full description of these transactions, see note 15 (Acquisitions and Divestitures) to the interim consolidated financial statements for the three and nine months ended September 30, 2016.

Sources of Revenue

Revenues reflected in the consolidated financial statements for the three and nine months ended September 30, 2016 and 2015 are shown in the table that follows.

	Third quarter		First nine months
	2016	2015	2016	2015
Net premiums earned - Insurance and Reinsurance
Northbridge	239.5	224.1	675.6	661.9
OdysseyRe	557.0	560.3	1,552.8	1,690.7
Crum & Forster	455.9	386.8	1,312.3	1,088.2
Zenith National	211.7	200.2	596.1	565.8
Brit(1)	355.0	368.3	1,046.5	494.0
Fairfax Asia	69.4	54.2	198.5	201.3
Other	112.3	113.3	326.2	346.9
	2,000.8	1,907.2	5,708.0	5,048.8
Runoff	(0.1)	140.3	70.8	286.8
	2,000.7	2,047.5	5,778.8	5,335.6
Interest and dividends	136.6	119.2	475.7	528.2
Net gains (losses) on investments	(199.5)	425.6	(129.9)	(59.1)
Other(2)	493.6	384.0	1,400.3	1,328.5
	2,431.4	2,976.3	7,524.9	7,133.2

(1)	Brit is included in the company's financial reporting with effect from June 5, 2015.

(2)
Other revenue primarily comprises the revenue earned by Ridley (sold on June 18, 2015), William Ashley, Sporting Life, Praktiker, The Keg, Thomas Cook India, Quess Corp, Sterling Resorts, Pethealth, Fairfax India (since its initial public offering on January 30, 2015), Cara (acquired on April 10, 2015), Boat Rocker (acquired on July 17, 2015), NCML (acquired on August 19, 2015) and Privi Organics (acquired on August 26, 2016).

Revenue of $2,431.4 in the third quarter of 2016 decreased from $2,976.3 in the third quarter of 2015 principally as a result of net losses on investments (compared to net gains on investments in the third quarter of 2015) and lower net premiums earned, partially offset by increased other revenue. Revenue of $7,524.9 in the first nine months of 2016 increased from $7,133.2 in the first nine months of 2015 principally as a result of increased net premiums earned, partially offset by increased net losses on investments and lower interest and dividends. An analysis of consolidated interest and dividend income, share of profit (loss) of associates and net gains (losses) on investments for the third quarters and first nine months ended September 30, 2016 and 2015 is provided in the Investments section of this MD&A.
The increase in net premiums earned by the company’s insurance and reinsurance operations in the third quarter of 2016 reflected increases at Crum & Forster ($69.1, 17.9%), Northbridge ($15.4, 6.9%), Fairfax Asia ($15.2, 28.0%) and Zenith National ($11.5, 5.7%), partially offset by decreases at Brit ($13.3, 3.6%), OdysseyRe ($3.3, 0.6%) and Insurance and Reinsurance – Other ($1.0, 0.9%). The increase in net premiums earned by the company’s insurance and reinsurance operations in the first nine months of 2016 reflected the consolidation of a full nine months of net premiums earned by Brit ($552.5 incremental increase year-over-year) and increases at Crum & Forster ($224.1, 20.6%), Zenith National ($30.3, 5.4%) and Northbridge ($13.7, 2.1% including the unfavourable effect of foreign currency translation), partially offset by decreases at OdysseyRe ($137.9, 8.2%), Insurance and Reinsurance – Other ($20.7, 6.0%) and Fairfax Asia ($2.8, 1.4%).
Net premiums earned at Runoff in the first nine months of 2016 principally reflected the impact of the second quarter 2016 construction defect transaction. Net premiums earned at Runoff in the first nine months of 2015 principally reflected the impact of the third quarter 2015 Everest APH, AXA Canada and first quarter 2015 APH reinsurance transactions. These reinsurance transactions are described in more detail in the Components of Net Earnings section of this MD&A under the heading Runoff.
The increase in other revenue from $384.0 and $1,328.5 in the third quarter and first nine months of 2015 to $493.6 and $1,400.3 in the third quarter and first nine months of 2016 principally reflected increased revenue at Thomas Cook India, Fairfax India and Cara (acquired on April 10, 2015), and the impact of the consolidation of Boat Rocker Media ("Boat Rocker", formerly known as Temple Street Productions, acquired on July 17, 2015). The increase in other revenue in the first nine months of 2015 was partially offset by impact of the divestiture of Ridley on June 18, 2015.

Net premiums written by the company's insurance and reinsurance operations for the three and nine months ended September 30, 2016 and 2015 are shown in the table that follows.

	Third quarter			First nine months
Net premiums written	2016	2015	% change year-over-year	2016	2015	% change year-over-year
Northbridge	228.2	201.4	13.3	691.4	660.1	4.7
OdysseyRe	499.0	508.7	(1.9)	1,613.6	1,626.1	(0.8)
Crum & Forster	473.7	420.8	12.6	1,364.1	1,210.3	12.7
Zenith National	180.4	168.1	7.3	671.4	642.3	4.5
Brit(1)	404.8	411.7	(1.7)	1,162.4	562.9	106.5
Fairfax Asia	62.7	42.7	46.8	214.5	198.8	7.9
Other	116.6	129.9	(10.2)	345.6	422.7	(18.2)
Insurance and reinsurance operations	1,965.4	1,883.3	4.4	6,063.0	5,323.2	13.9
Insurance and reinsurance operations excluding Brit				4,900.6	4,760.3	2.9

(1)	Brit is included in the company's financial reporting with effect from June 5, 2015.

Northbridge’s net premiums written increased by 13.3% and 4.7% in the third quarter and first nine months of 2016. In Canadian dollar terms, Northbridge’s net premiums written increased by 12.4% and 9.8% primarily due to increased new business writings at Northbridge Insurance and modest price increases across the group and also included the impact of reduced reinsurance costs. The increase in the first nine months of 2016 was partially offset by the impact of the strengthening of the U.S. dollar relative to the Canadian dollar.

OdysseyRe’s net premiums written decreased by 1.9% in the third quarter of 2016 principally reflecting reductions in the crop line of business in the U.S. Insurance division. OdysseyRe's net premiums written decreased by 0.8% in the first nine months of 2016, primarily reflecting purchases of property catastrophe excess of loss reinsurance at favourable pricing, partially offset by the impact of the non-renewal on June 1, 2015 of a Florida property quota share reinsurance contract (following the cedent's decision to retain all the risk associated with that contract).
Crum & Forster's net premiums written increased by 12.6% and 12.7% in the third quarter and first nine months of 2016, principally reflecting growth in Crum & Forster's accident and health line of business and incremental contributions from prior years' acquisitions.
Zenith National's net premiums written increased by 7.3% and 4.5% in the third quarter and first nine months of 2016, primarily as a result of an increase in exposure, partially offset by modest price decreases.

Fairfax Asia's net premiums written in the table above reflects the impacts on Pacific Insurance of the first quarter of 2016 LPT and the third quarter of 2015 LPT (described in more detail in the Components of Net Earnings section of this MD&A under the heading Fairfax Asia). Excluding the impact of the third quarter of 2015 LPT, net premiums written increased by 20.8% in the third quarter of 2016, principally reflecting increased writings at First Capital (primarily in the property and health lines of business). Excluding the impacts of the first quarter of 2016 LPT and the third quarter of 2015 LPT, net premiums written increased by 10.9% in the first nine months of 2016, principally reflecting increased writings at First Capital and Pacific Insurance (primarily in the property and commercial automobile lines of business) and also reflected the incremental contribution from the acquisition of MCIS in 2015 ($2.2).

Net premiums written by the Insurance and Reinsurance – Other reporting segment decreased by 10.2% in the third quarter of 2016, primarily reflecting decreases at Advent (principally due to a decrease in risk retention, partially offset by increased net premiums written in the accident and health line of business) and Fairfax Brasil (principally in its cargo and surety lines of business). Net premiums written by the Insurance and Reinsurance – Other reporting segment decreased by 18.2% in the first nine months of 2016, primarily reflecting decreases at Group Re (primarily related to the non-renewal in the second quarter of 2016 of an intercompany property quota share agreement with Brit and the cancellation in the fourth quarter of 2015 of a quota share reinsurance agreement between Group Re and Fairfax Asia (First Capital) which incepted on January 1, 2015 in respect of commercial automobile business) and a decrease in risk retention at Advent.

Sources of Net Earnings

The following table presents the combined ratios and underwriting and operating results for each of the insurance and reinsurance operations and, as applicable, for runoff operations, as well as the earnings contributions from the Other reporting segment for the three and nine months ended September 30, 2016 and 2015. In that table, interest and dividends in the consolidated statements of earnings are presented separately as they relate to the insurance and reinsurance operating segments, and included in Runoff, Corporate overhead and other, and Other as they relate to those segments. Net realized gains (losses) before equity hedges, net change in unrealized gains (losses) before equity hedges and equity hedging net losses are each shown separately to present more meaningfully the results of the company's investment management strategies.

	Third quarter		First nine months
Combined ratios - Insurance and Reinsurance	2016	2015	2016	2015
Northbridge	89.8%	83.1%	96.0%	91.5%
OdysseyRe	89.5%	88.9%	91.4%	88.7%
Crum & Forster	98.5%	98.4%	98.3%	98.1%
Zenith National	75.6%	82.3%	80.8%	82.8%
Brit(1)	96.7%	94.9%	97.5%	95.2%
Fairfax Asia	82.9%	90.1%	81.4%	90.2%
Other	91.6%	89.6%	94.5%	91.0%
Consolidated	91.3%	90.7%	93.4%	91.3%

Sources of net earnings
Underwriting - Insurance and Reinsurance
Northbridge	24.4	37.9	27.3	56.6
OdysseyRe	58.5	62.2	132.9	191.1
Crum & Forster	6.9	6.1	23.0	20.9
Zenith National	51.7	35.5	114.6	97.1
Brit(1)	11.8	18.6	25.9	23.7
Fairfax Asia	11.9	5.4	36.9	19.8
Other	9.3	11.7	17.9	31.1
Underwriting profit	174.5	177.4	378.5	440.3
Interest and dividends - insurance and reinsurance	110.1	83.2	362.1	380.9
Operating income	284.6	260.6	740.6	821.2
Runoff (excluding net gains (losses) on investments)	(12.3)	(18.8)	(28.4)	(6.5)
Other reporting segment	21.8	25.9	76.0	83.2
Interest expense	(60.6)	(55.1)	(175.5)	(163.4)
Corporate overhead and other	(31.5)	(45.8)	(72.2)	(125.0)
Pre-tax income before net gains (losses) on investments	202.0	166.8	540.5	609.5
Net realized gains before equity hedges	248.1	64.9	397.3	1,158.6
Pre-tax income including net realized gains before equity hedges	450.1	231.7	937.8	1,768.1
Net change in unrealized gains (losses) before equity hedges	84.7	(432.5)	318.4	(1,832.5)
Equity hedging net gains (losses)	(532.3)	793.2	(845.6)	614.8
Pre-tax income	2.5	592.4	410.6	550.4
Income taxes	30.2	(141.0)	(101.1)	(41.5)
Net earnings	32.7	451.4	309.5	508.9

Attributable to:
Shareholders of Fairfax	1.3	424.8	189.0	464.3
Non-controlling interests	31.4	26.6	120.5	44.6
	32.7	451.4	309.5	508.9

Net earnings (loss) per share	$(0.42)	$18.57	$6.78	$19.50
Net earnings (loss) per diluted share	$(0.42)	$18.16	$6.62	$19.07
Cash dividends paid per share	$—	$—	$10.00	$10.00

(1)	Brit is included in the company's financial reporting with effect from June 5, 2015.

The company's insurance and reinsurance operations produced underwriting profits of $174.5 and $378.5 (combined ratios of 91.3% and 93.4%) in the third quarter and first nine months of 2016 compared to $177.4 and $440.3 (combined ratios of 90.7% and 91.3%) in the third quarter and first nine months of 2015. The increase in the combined ratio in the third quarter of 2016 principally reflected the impact of lower net favourable prior year reserve development and a modest increase in current period catastrophe losses, partially offset by improvement in non-catastrophe loss experience related to the current accident year. The increase in the combined ratio in the first nine months of 2016 principally reflected the impact of increased current period catastrophe losses and modest increases in the underwriting and commission expense ratios, partially offset by increased net favourable prior year reserve development and improvement in non-catastrophe loss experience related to the current accident year. The following table presents the components of the company's combined ratios for the three and nine months ended September 30, 2016 and 2015:

	Third quarter		First nine months
	2016	2015	2016	2015
Underwriting profit	174.5	177.4	378.5	440.3

Loss & LAE - accident year	65.2%	66.2%	66.4%	64.7%
Commissions	16.9%	16.2%	17.3%	16.5%
Underwriting expense	16.0%	16.2%	16.7%	16.1%
Combined ratio - accident year	98.1%	98.6%	100.4%	97.3%
Net favourable development	(6.8)%	(7.9)%	(7.0)%	(6.0)%
Combined ratio - calendar year	91.3%	90.7%	93.4%	91.3%

Net favourable prior year reserve development for the three and nine months ended September 30, 2016 and 2015 was comprised as follows:

	Third quarter		First nine months
Insurance and Reinsurance	2016	2015	2016	2015
Northbridge	(41.7)	(40.2)	(79.1)	(59.1)
OdysseyRe	(45.3)	(66.2)	(148.2)	(105.9)
Zenith National	(31.8)	(21.9)	(76.2)	(73.1)
Brit(1)	(0.4)	—	(22.6)	—
Fairfax Asia	(4.7)	(7.4)	(34.7)	(18.0)
Other	(13.1)	(15.5)	(36.5)	(46.6)
	(137.0)	(151.2)	(397.3)	(302.7)

(1)	Brit is included in the company's financial reporting with effect from June 5, 2015.

Current period catastrophe losses for the three and nine months ended September 30, 2016 and 2015 was comprised as follows:

	Third quarter						First nine months
	2016			2015			2016			2015
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
Fort McMurray wildfires	3.0	0.1		—	—		65.6	1.1		—	—
Other	55.6	2.8		42.6	2.2		182.2	3.2		107.5	2.1
	58.6	2.9	points	42.6	2.2	points	247.8	4.3	points	107.5	2.1	points

(1)	Net of reinstatement premiums.

The commission expense ratio increased from 16.2% in the third quarter of 2015 to 16.9% in the third quarter of 2016, primarily reflecting increases at Brit (change in business mix to include increases in binder business and broker business arrangement fees) and Crum & Forster (primarily reflecting the impact of increased writings of accident and health insurance which incur higher commission rates and reductions in ceding commissions as a result of the increase in retentions that occurred in 2015), partially offset by a decrease at First Capital (increased profit commission on reinsurance ceded). The increase in the commission expense ratio from 16.5% in the first nine months of 2015 to 17.3% in the first nine months of 2016 also reflected the impact of the consolidation of Brit (Brit's commission expense ratio is generally higher than Fairfax's other operating companies as commission rates on the Lloyd's platform tend to be higher than typical non-Lloyd's insurance and reinsurance arrangements).
The underwriting expense ratio decreased from 16.2% in the third quarter of 2015 to 16.0% in the third quarter of 2016, principally as a result of growth in net premiums earned at Crum & Forster. The underwriting expense ratio increased from 16.1% in the first nine months of 2015 to 16.7% in the first nine months of 2016, principally as a result of lower net premiums earned at OdysseyRe. Underwriting expenses in the third quarter and first nine months of 2016 increased by 4.3% and 7.3% (excluding Brit's underwriting expenses of $160.1 and $73.3 in the first nine months of 2016 and 2015), primarily reflecting increased operating expenses at Crum & Forster consistent with its growth in net premiums earned.

Operating expenses in the consolidated statements of earnings include only the operating expenses of the company’s insurance and reinsurance and runoff operations and corporate overhead. Operating expenses decreased from $394.1 in the third quarter of 2015 to $390.3 in the third quarter of 2016 primarily as a result of decreases in subsidiary corporate overhead (principally non-recurring expenses incurred in connection with the acquisition of Brit in 2015) partially offset by increased underwriting expenses of the insurance and reinsurance operations as described in the preceding paragraph, and at Runoff. Operating expenses increased from $1,061.9 in the first nine months of 2015 to $1,157.8 in the first nine months of 2016 primarily as a result of increased underwriting expenses of the insurance and reinsurance operations as described in the preceding paragraph (including the year-over-year impact of the consolidation of Brit's operating expenses), partially offset by decreased Fairfax corporate overhead (principally non-recurring expenses incurred in connection with the acquisition of Brit in 2015).
The increase in other expenses from $372.4 and 1,280.7 in the third quarter and first nine months of 2015 to $473.2 and 1,340.2 in the third quarter and first nine months of 2016 principally reflected increased expenses at Thomas Cook India, Fairfax India and Cara (acquired on April 10, 2015), and the impact of the consolidation of Boat Rocker (acquired on July 17, 2015). The increase in other expenses in the first nine months of 2015 was partially offset by the impact of the divestiture of Ridley on June 18, 2015.
The company reported net earnings attributable to shareholders of Fairfax of $1.3 (net loss of $0.42 per basic and diluted share, reflecting the payment of preferred share dividends which is included in the calculations of basic and diluted earnings per share) in the third quarter of 2016 compared to net earnings attributable to shareholders of Fairfax of $424.8 (net earnings of $18.57 per basic and $18.16 per diluted share) in the third quarter of 2015. The company reported net earnings attributable to shareholders of Fairfax of $189.0 (net earnings of $6.78 per basic share and $6.62 per diluted share) in the first nine months of 2016 compared to net earnings attributable to shareholders of Fairfax of $464.3 (net earnings of $19.50 per basic share and $19.07 per diluted share) in the first nine months of 2015. The year-over-year decrease in profitability in the third quarter of 2016 primarily reflected net losses on investments (compared to net gains on investments in the third quarter of 2015), partially offset by the recovery of income taxes (compared to the provision for income taxes in the third quarter of 2015). The year-over-year decrease in profitability in the first nine months of 2016 primarily reflected increased net losses on investments, lower underwriting profit, a decrease in share of profit of associates and an increase in the provision for income taxes, partially offset by increased interest and dividends.

Net Earnings by Reporting Segment

The company's sources of net earnings shown by reporting segment are set out below for the three and nine months ended September 30, 2016 and 2015. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the group, primarily to OdysseyRe and Group Re.

Quarter ended September 30, 2016

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Fairfax Asia	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written	280.6	561.2	540.2	183.1	489.1	147.9	169.1	2,371.2	—	—	—	(45.2)	2,326.0
Net premiums written	228.2	499.0	473.7	180.4	404.8	62.7	116.6	1,965.4	(0.1)	—	—	—	1,965.3
Net premiums earned	239.5	557.0	455.9	211.7	355.0	69.4	112.3	2,000.8	(0.1)	—	—	—	2,000.7
Underwriting profit (loss)	24.4	58.5	6.9	51.7	11.8	11.9	9.3	174.5	(25.6)	—	—	—	148.9
Interest and dividends	12.5	29.9	14.2	7.1	17.7	20.2	8.5	110.1	13.3	1.4	(16.7)	28.5	136.6
Operating income (loss)	36.9	88.4	21.1	58.8	29.5	32.1	17.8	284.6	(12.3)	1.4	(16.7)	28.5	285.5
Net gains (losses) on investments	3.7	(60.6)	(52.2)	(33.0)	12.9	7.2	(21.2)	(143.2)	(23.5)	21.6	(54.4)	—	(199.5)
Other reporting segment	—	—	—	—	—	—	—	—	—	20.4	—	—	20.4
Interest expense	—	(0.8)	(0.4)	(0.8)	(3.4)	—	(1.2)	(6.6)	—	(6.7)	(47.3)	—	(60.6)
Corporate overhead and other	(1.6)	(12.3)	(5.0)	(2.2)	(2.3)	(0.1)	0.1	(23.4)	—	—	8.6	(28.5)	(43.3)
Pre-tax income (loss)	39.0	14.7	(36.5)	22.8	36.7	39.2	(4.5)	111.4	(35.8)	36.7	(109.8)	—	2.5
Income taxes													30.2
Net earnings													32.7

Attributable to:
Shareholders of Fairfax													1.3
Non-controlling interests													31.4
													32.7

Quarter ended September 30, 2015

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Fairfax Asia	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written	249.9	587.1	481.6	170.9	471.1	126.0	152.0	2,238.6	140.3	—	—	(42.3)	2,336.6
Net premiums written	201.4	508.7	420.8	168.1	411.7	42.7	129.9	1,883.3	140.3	—	—	—	2,023.6
Net premiums earned	224.1	560.3	386.8	200.2	368.3	54.2	113.3	1,907.2	140.3	—	—	—	2,047.5
Underwriting profit (loss)	37.9	62.2	6.1	35.5	18.6	5.4	11.7	177.4	(32.8)	—	—	—	144.6
Interest and dividends	10.3	35.5	8.1	4.8	9.8	10.5	4.2	83.2	14.0	14.3	(10.3)	18.0	119.2
Operating income (loss)	48.2	97.7	14.2	40.3	28.4	15.9	15.9	260.6	(18.8)	14.3	(10.3)	18.0	263.8
Net gains (losses) on investments	90.5	178.7	26.0	12.3	11.9	(18.3)	16.2	317.3	(19.8)	13.0	115.1	—	425.6
Other reporting segment	—	—	—	—	—	—	—	—	—	11.6	—	—	11.6
Interest expense	—	(0.6)	(0.4)	(0.8)	(4.0)	—	(1.1)	(6.9)	—	(3.6)	(44.6)	—	(55.1)
Corporate overhead and other	(2.8)	(9.0)	(5.5)	(2.7)	(12.8)	—	(0.2)	(33.0)	—	—	(2.5)	(18.0)	(53.5)
Pre-tax income (loss)	135.9	266.8	34.3	49.1	23.5	(2.4)	30.8	538.0	(38.6)	35.3	57.7	—	592.4
Income taxes													(141.0)
Net earnings													451.4

Attributable to:
Shareholders of Fairfax													424.8
Non-controlling interests													26.6
													451.4

Nine months ended September 30, 2016

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Fairfax Asia	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written	783.4	1,845.4	1,550.2	680.9	1,519.7	492.6	471.5	7,343.7	72.5	—	—	(126.0)	7,290.2
Net premiums written	691.4	1,613.6	1,364.1	671.4	1,162.4	214.5	345.6	6,063.0	70.8	—	—	—	6,133.8
Net premiums earned	675.6	1,552.8	1,312.3	596.1	1,046.5	198.5	326.2	5,708.0	70.8	—	—	—	5,778.8
Underwriting profit (loss)	27.3	132.9	23.0	114.6	25.9	36.9	17.9	378.5	(68.3)	—	—	—	310.2
Interest and dividends	42.8	135.1	50.1	17.0	48.3	44.8	24.0	362.1	39.9	15.9	(11.6)	69.4	475.7
Operating income (loss)	70.1	268.0	73.1	131.6	74.2	81.7	41.9	740.6	(28.4)	15.9	(11.6)	69.4	785.9
Net gains (losses) on investments	(62.3)	(29.9)	94.1	(75.6)	190.4	(15.9)	(28.8)	72.0	(44.5)	25.9	(183.3)	—	(129.9)
Other reporting segment	—	—	—	—	—	—	—	—	—	60.1	—	—	60.1
Interest expense	—	(2.1)	(1.2)	(2.5)	(11.2)	—	(3.1)	(20.1)	—	(17.1)	(138.3)	—	(175.5)
Corporate overhead and other	(4.9)	(25.9)	(14.8)	(6.3)	(6.9)	(0.1)	—	(58.9)	—	—	(1.7)	(69.4)	(130.0)
Pre-tax income (loss)	2.9	210.1	151.2	47.2	246.5	65.7	10.0	733.6	(72.9)	84.8	(334.9)	—	410.6
Income taxes													(101.1)
Net earnings													309.5

Attributable to:
Shareholders of Fairfax													189.0
Non-controlling interests													120.5
													309.5

Nine months ended September 30, 2015

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit(1)	Fairfax Asia	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written	809.9	1,874.0	1,383.5	651.8	656.3	457.3	516.5	6,349.3	287.0	—	—	(182.9)	6,453.4
Net premiums written	660.1	1,626.1	1,210.3	642.3	562.9	198.8	422.7	5,323.2	286.8	—	—	—	5,610.0
Net premiums earned	661.9	1,690.7	1,088.2	565.8	494.0	201.3	346.9	5,048.8	286.8	—	—	—	5,335.6
Underwriting profit (loss)	56.6	191.1	20.9	97.1	23.7	19.8	31.1	440.3	(85.0)	—	—	—	355.3
Interest and dividends	34.1	183.6	50.1	43.2	11.4	39.9	18.6	380.9	78.5	35.4	(19.0)	52.4	528.2
Operating income (loss)	90.7	374.7	71.0	140.3	35.1	59.7	49.7	821.2	(6.5)	35.4	(19.0)	52.4	883.5
Net gains (losses) on investments	185.3	(228.5)	(107.2)	(46.4)	(28.8)	(28.7)	(23.4)	(277.7)	(153.1)	6.6	365.1	—	(59.1)
Other reporting segment	—	—	—	—	—	—	—	—	—	47.8	—	—	47.8
Interest expense	—	(4.8)	(1.1)	(2.5)	(5.7)	—	(3.1)	(17.2)	—	(10.7)	(135.5)	—	(163.4)
Corporate overhead and other	(7.8)	(20.0)	(15.8)	(7.0)	(12.8)	—	(0.2)	(63.6)	—	—	(42.4)	(52.4)	(158.4)
Pre-tax income (loss)	268.2	121.4	(53.1)	84.4	(12.2)	31.0	23.0	462.7	(159.6)	79.1	168.2	—	550.4
Income taxes													(41.5)
Net earnings													508.9

Attributable to:
Shareholders of Fairfax													464.3
Non-controlling interests													44.6
													508.9

(1)	Brit is included in the company's financial reporting with effect from June 5, 2015.

Net gains (losses) on investments for the three and nine months ended September 30, 2016 and 2015 for each of the insurance and reinsurance operations, runoff operations and Other reporting segment, as well as Corporate and Other, were comprised as shown in the following tables:
Quarter ended September 30, 2016

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Fairfax Asia	Other	Ongoing operations	Runoff	Other	Corporate and Other	Consolidated
Equity and equity-related holdings	50.2	84.6	38.3	20.1	19.6	1.6	15.7	230.1	52.2	9.3	(6.3)	285.3
Equity hedges	(72.8)	(172.3)	(79.0)	(45.8)	(3.8)	—	(26.9)	(400.6)	(68.3)	—	(63.4)	(532.3)
Bonds	23.3	17.7	(7.7)	(1.7)	(7.2)	1.4	5.2	31.0	(11.1)	10.5	1.2	31.6
Common stocks - Other funds	—	—	—	—	1.5	—	—	1.5	—	2.4	—	3.9
Preferred stocks	0.3	—	—	—	—	(0.1)	—	0.2	—	—	—	0.2
CPI-linked derivatives	(7.9)	(16.7)	(6.2)	(6.5)	(7.9)	—	(20.3)	(65.5)	(4.3)	—	(7.5)	(77.3)
Foreign currency	10.6	25.5	2.3	0.9	12.1	4.2	5.0	60.6	7.8	(1.0)	13.7	81.1
Other	—	0.6	0.1	—	(1.4)	0.1	0.1	(0.5)	0.2	0.4	7.9	8.0
Net gains (losses) on investments	3.7	(60.6)	(52.2)	(33.0)	12.9	7.2	(21.2)	(143.2)	(23.5)	21.6	(54.4)	(199.5)

Quarter ended September 30, 2015

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Fairfax Asia	Other	Ongoing operations	Runoff	Other	Corporate and Other	Consolidated
Equity and equity-related holdings	(130.9)	(253.8)	(92.5)	(57.4)	(9.8)	(23.1)	(66.1)	(633.6)	(150.0)	(3.8)	(4.9)	(792.3)
Equity hedges	107.4	276.8	115.7	53.2	3.9	—	39.5	596.5	98.8	—	97.9	793.2
Bonds	72.1	99.7	2.8	11.2	12.8	(5.1)	4.6	198.1	27.1	12.0	1.0	238.2
Common stocks - Other funds	—	—	—	—	22.3	—	—	22.3	—	0.3	—	22.6
Preferred stocks	(2.3)	—	—	—	—	(0.2)	(0.1)	(2.6)	—	—	(0.1)	(2.7)
CPI-linked derivatives	9.0	22.0	7.5	9.8	—	—	38.2	86.5	3.1	—	12.8	102.4
Foreign currency	40.2	35.7	(7.6)	(4.5)	(17.2)	10.0	0.1	56.7	1.3	3.9	8.6	70.5
Other	(5.0)	(1.7)	0.1	—	(0.1)	0.1	—	(6.6)	(0.1)	0.6	(0.2)	(6.3)
Net gains (losses) on investments	90.5	178.7	26.0	12.3	11.9	(18.3)	16.2	317.3	(19.8)	13.0	115.1	425.6
Nine months ended September 30, 2016

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Fairfax Asia	Other	Ongoing operations	Runoff	Other	Corporate and Other	Consolidated
Equity and equity-related holdings	8.9	(55.1)	5.4	(57.7)	(33.6)	(8.5)	(13.9)	(154.5)	(74.0)	15.5	(45.6)	(258.6)
Equity hedges	(134.3)	(268.2)	(95.2)	(74.9)	(12.0)	—	(41.7)	(626.3)	(108.2)	—	(111.1)	(845.6)
Bonds	118.4	288.9	200.6	71.3	212.2	2.2	50.7	944.3	142.7	13.3	3.9	1,104.2
Common stocks - Other funds	—	—	—	—	2.9	—	—	2.9	—	3.5	—	6.4
Preferred stocks	—	—	—	—	—	(0.3)	—	(0.3)	—	—	—	(0.3)
CPI-linked derivatives	(14.7)	(36.8)	(12.4)	(10.3)	(14.2)	—	(22.2)	(110.6)	(8.2)	—	(15.2)	(134.0)
Foreign currency	(40.2)	49.0	(4.9)	(4.1)	36.3	(9.3)	(1.9)	24.9	3.1	(6.8)	(15.0)	6.2
Other	(0.4)	(7.7)	0.6	0.1	(1.2)	—	0.2	(8.4)	0.1	0.4	(0.3)	(8.2)
Net gains (losses) on investments	(62.3)	(29.9)	94.1	(75.6)	190.4	(15.9)	(28.8)	72.0	(44.5)	25.9	(183.3)	(129.9)
Nine months ended September 30, 2015

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit(1)	Fairfax Asia	Other	Ongoing operations	Runoff	Other	Corporate and Other	Consolidated
Equity and equity-related holdings(2)	(49.8)	(370.5)	(109.8)	(71.8)	(9.8)	(29.9)	(86.4)	(728.0)	(153.5)	2.7	282.1	(596.7)
Equity hedges	114.9	203.0	81.1	35.6	3.9	—	23.9	462.4	78.7	—	73.7	614.8
Bonds	33.8	(108.7)	(82.8)	(24.3)	(2.0)	(6.4)	(17.3)	(207.7)	(72.7)	(1.3)	3.8	(277.9)
Common stock - Other funds	—	—	—	—	(1.5)	—	—	(1.5)	—	(1.2)	—	(2.7)
Preferred stocks	0.3	2.2	1.1	—	—	(0.4)	(0.4)	2.8	0.2	—	7.9	10.9
CPI-linked derivatives	9.1	29.1	10.9	11.5	—	—	44.3	104.9	(0.4)	—	20.8	125.3
Foreign currency	82.3	16.0	(7.9)	2.1	(19.2)	7.9	12.5	93.7	(5.3)	5.4	(22.2)	71.6
Other	(5.3)	0.4	0.2	0.5	(0.2)	0.1	—	(4.3)	(0.1)	1.0	(1.0)	(4.4)
Net gains (losses) on investments	185.3	(228.5)	(107.2)	(46.4)	(28.8)	(28.7)	(23.4)	(277.7)	(153.1)	6.6	365.1	(59.1)

(1)	Brit is included in the company's financial reporting with effect from June 5, 2015.

(2)	Included net realized gains on disposition of the company's investment in Ridley of $106.3 at Northbridge and $130.1 at Corporate and Other.

Components of Net Earnings

Underwriting and Operating Income
Set out and discussed below are the underwriting and operating results of Fairfax's insurance and reinsurance operations, Runoff and Other reporting segment for the three and nine months ended September 30, 2016 and 2015.
Northbridge

	Cdn$		Cdn$
	Third quarter		First nine months		Third quarter		First nine months
	2016	2015	2016	2015	2016	2015	2016	2015
Underwriting profit	32.0	48.1	36.0	71.2	24.4	37.9	27.3	56.6

Loss & LAE - accident year	73.1%	67.2%	72.7%	66.8%	73.1%	67.2%	72.7%	66.8%
Commissions	16.0%	15.4%	16.5%	15.5%	16.0%	15.4%	16.5%	15.5%
Underwriting expenses	18.1%	18.4%	18.5%	18.1%	18.1%	18.4%	18.5%	18.1%
Combined ratio - accident year	107.2%	101.0%	107.7%	100.4%	107.2%	101.0%	107.7%	100.4%
Net favourable development	(17.4)%	(17.9)%	(11.7)%	(8.9)%	(17.4)%	(17.9)%	(11.7)%	(8.9)%
Combined ratio - calendar year	89.8%	83.1%	96.0%	91.5%	89.8%	83.1%	96.0%	91.5%

Gross premiums written	366.3	327.9	1,033.8	1,019.6	280.6	249.9	783.4	809.9
Net premiums written	297.4	264.6	912.4	831.1	228.2	201.4	691.4	660.1
Net premiums earned	312.6	292.5	891.5	833.3	239.5	224.1	675.6	661.9
Underwriting profit	32.0	48.1	36.0	71.2	24.4	37.9	27.3	56.6
Interest and dividends	16.3	13.6	56.5	42.9	12.5	10.3	42.8	34.1
Operating income	48.3	61.7	92.5	114.1	36.9	48.2	70.1	90.7
The average U.S. dollar foreign exchange rate (relative to the Canadian dollar) strengthened by 4.6% in the first nine months of 2016 compared to the first nine months of 2015. To avoid the distortion caused by foreign currency translation, the table above presents Northbridge's underwriting and operating results in both U.S. dollars and Canadian dollars (Northbridge's functional currency). The discussion which follows makes reference to those Canadian dollar figures unless indicated otherwise.
In the first nine months of 2015 Northbridge assumed gross premiums written of Cdn$70.6 ($56.6) and gross losses on claims of Cdn$66.5 ($53.3) in connection with the "AXA Canada reinsurance transaction" as described in the Components of Net Earnings section of this MD&A under the heading Runoff. Northbridge fully retroceded these amounts to Runoff and received a commission of Cdn$1.7 ($1.4) from Runoff for fronting this transaction.
Northbridge reported underwriting profits of Cdn$32.0 ($24.4) and Cdn$36.0 ($27.3) and combined ratios of 89.8% and 96.0% in the third quarter and first nine months of 2016 compared to underwriting profits of Cdn$48.1 ($37.9) and Cdn$71.2 ($56.6) and combined ratios of 83.1% and 91.5% in the third quarter and first nine months of 2015 respectively. The year-over-year decrease in underwriting profit in the third quarter of 2016 principally reflected a deterioration in non-catastrophe loss experience related to the current accident year (increased frequency of large losses). The year-over-year decrease in underwriting profit in the first nine months of 2016 principally reflected the impact of increased current period catastrophe losses and a deterioration in non-catastrophe loss experience related to the current accident year (increased frequency of large losses), partially offset by increased net favourable prior year reserve development.
Net favourable prior year reserve development of Cdn$54.8 ($41.7) and Cdn$104.4 ($79.1) (17.4 and 11.7 combined ratio points) in the third quarter and first nine months of 2016 reflected better than expected emergence in respect of accident years 2009 through 2014 on automobile and casualty lines of business. Net favourable prior year reserve development of Cdn$51.0 ($40.2) and Cdn$74.4 ($59.1) (17.9 and 8.9 combined ratio points) in the third quarter and first nine months of 2015 reflected better than expected emergence in respect of accident years 2011 through 2014 across most lines of business. The underwriting results in the third quarter and first nine months of 2016 included Cdn$6.9 ($5.3) and Cdn$34.8 ($26.3) (2.3 and 3.9 combined ratio points) of current period catastrophe losses. Current period catastrophe losses in the first nine months of 2016 were principally comprised of the impact of the Fort McMurray wildfires that resulted in net incurred losses of Cdn$30.2 ($22.9) and added 3.4 combined ratio points (net of reinstatement premiums). Current period catastrophe losses were insignificant in the third quarter and first nine months of 2015.
Northbridge's commission expense ratio increased from 15.5% in the first nine months of 2015 to 16.5% in the first nine months of 2016 which primarily reflected higher contingent profit commissions expense and commission expense adjustments, and also reflected the impact of non-recurring commission revenue earned in the first quarter of 2015 related to the AXA Canada reinsurance transaction described earlier in this section. Northbridge's underwriting expense ratio increased from 18.1% in the first nine months of 2015 to 18.5% in the first nine months of 2016 primarily as a result of the impact of a favourable ruling from taxation authorities in the first quarter of 2015 that resulted in the release of a provision related to harmonized sales tax on premiums ceded to foreign affiliated reinsurers.

Excluding the impact of the AXA Canada reinsurance transaction, gross premiums written increased 11.7% from Cdn$327.9 in the third quarter of 2015 to Cdn$366.3 in the third quarter of 2016 (increased 8.9% from Cdn$949.0 in the first nine months of 2015 to Cdn$1,033.8 in the first nine months of 2016), primarily due to increased new business writings at Northbridge Insurance and modest price increases across the group. Net premiums written increased by 12.4% and 9.8% in the third quarter and first nine months of 2016, reflecting many of the same factors which affected gross premiums written and also included the impact of reduced reinsurance costs. Net premiums earned increased by 6.9% and 7.0% in the third quarter and first nine months of 2016, consistent with the growth in net premiums written.
Interest and dividends increased from Cdn$13.6 ($10.3) and Cdn$42.9 ($34.1) in the third quarter and first nine months of 2015 to Cdn$16.3 ($12.5) and Cdn$56.5 ($42.8) in the third quarter and first nine months of 2016 principally reflecting the impact of increased holdings of higher yielding government bonds year-over-year.
Northbridge's cash resources, excluding the impact of foreign currency translation, decreased by Cdn$504.0 ($381.9) in the first nine months of 2016 compared to a decrease of Cdn$153.7 ($122.1) in the first nine months of 2015. Cash provided by operating activities (excluding operating cash flow activity related to securities recorded at FVTPL) of Cdn$2.6 ($1.9) in the first nine months of 2016 decreased from cash provided by operating activities of Cdn$8.0 ($6.3) in the first nine months of 2015, primarily as a result of higher net paid claims and higher income taxes paid, partially offset by higher net premium collections.

OdysseyRe(1)

	Third quarter		First nine months
	2016	2015	2016	2015
Underwriting profit	58.5	62.2	132.9	191.1

Loss & LAE - accident year	67.0%	71.6%	69.2%	64.7%
Commissions	20.2%	19.0%	20.6%	20.3%
Underwriting expenses	10.4%	10.1%	11.1%	10.0%
Combined ratio - accident year	97.6%	100.7%	100.9%	95.0%
Net favourable development	(8.1)%	(11.8)%	(9.5)%	(6.3)%
Combined ratio - calendar year	89.5%	88.9%	91.4%	88.7%

Gross premiums written	561.2	587.1	1,845.4	1,874.0
Net premiums written	499.0	508.7	1,613.6	1,626.1
Net premiums earned	557.0	560.3	1,552.8	1,690.7
Underwriting profit	58.5	62.2	132.9	191.1
Interest and dividends	29.9	35.5	135.1	183.6
Operating income	88.4	97.7	268.0	374.7

(1)
These results differ from those published by Odyssey Re Holdings Corp. primarily due to differences between IFRS and U.S. GAAP and purchase accounting adjustments (principally goodwill and intangible assets) recorded by Fairfax related to the privatization of OdysseyRe in 2009.

On June 3, 2015 Hudson Insurance Company (a wholly owned subsidiary of OdysseyRe) completed the acquisition of certain assets of Euclid Managers, LLC ("Euclid"), an underwriting and claims manager for internet, technology, media, manufacturers and other professional liability coverage. The acquisition of Euclid, which produces annual gross premiums written of approximately $15, ensures that Hudson Insurance has the opportunity to participate on future renewals of this business.
OdysseyRe reported underwriting profits of $58.5 and $132.9 and combined ratios of 89.5% and 91.4% in the third quarter and first nine months of 2016 compared to underwriting profits of $62.2 and $191.1 and combined ratios of 88.9% and 88.7% in the third quarter and first nine months of 2015. The decrease in underwriting profit in the third quarter of 2016 principally resulted from lower writings of higher margin property catastrophe business, continued rate pressure and lower net favourable prior year reserve development. The decrease in underwriting profit in the first nine months of 2016 principally resulted from decreased net premiums earned, lower writings of higher margin property catastrophe business, continued rate pressure and increased current period catastrophe losses, partially offset by increased net favourable prior year reserve development. Underwriting profits in the third quarter and first nine months of 2016 also included current year extraordinary losses totaling $26.7 and $52.4 respectively (which increased the combined ratios by 4.8 and 3.4 combined ratio points respectively), while the third quarter and first nine months of 2015 included current year extraordinary losses totaling $62.8 and $85.7 respectively (which increased the combined ratios by 11.2% and 5.1% combined ratio points respectively), most notably $52.9 from the Tianjin port explosion in China (which increased the combined ratios by 9.5 and 3.1 combined ratio points respectively).
OdysseyRe's combined ratio in the third quarter and first nine months of 2016 included 8.1 and 9.5 combined ratio points ($45.3 and $148.2) of net favourable prior year reserve development (principally related to catastrophe and other property loss reserves) compared to 11.8 and 6.3 combined ratio points ($66.2 and $105.9) in the third quarter and first nine months of 2015 (principally related to casualty and property catastrophe loss reserves). The combined ratio in the third quarter of 2016 included 6.0 combined ratio points ($33.4) of attritional current period catastrophe losses. The combined ratio in the first nine months of 2016 included 8.7 combined ratio points ($135.4) of current period catastrophe losses principally comprised of flooding in Europe (1.2 combined ratio points ($19.0 net of reinstatement premiums)), the Fort McMurray wildfires (0.9 of a combined ratio point ($13.9 net of reinstatement premiums)) and other attritional losses. The combined ratios in the third quarter and first nine months of 2015 included 5.2 and 5.0 combined ratio points ($29.2 and $84.7) of attritional current period catastrophe losses. OdysseyRe's underwriting expense ratio increased from 10.1% and 10.0% in the third quarter and first nine months of 2015 to 10.4% and 11.1% in the third quarter and first nine months of 2016, principally due to the decrease in net premiums earned.

Due to the non-renewal on June 1, 2015 of a significant property quota share reinsurance contract covering risks in Florida (following the cedent’s decision to retain all the risk associated with the contract), OdysseyRe returned the remaining unearned premium from this contract to the cedent. The figures referenced in the remainder of this paragraph have been adjusted to exclude the impact of the non-renewal of this contract. Gross premiums written decreased by 4.4% in the third quarter of 2016, principally reflecting reductions in the crop line of business in the U.S. Insurance division and decreases in the Latin America division, and decreased by 2.5% in the first nine months of 2016, principally reflecting decreases in the Latin America division. Net premiums written decreased by 1.9% and 1.8% in the third quarter and first nine months of 2016, reflecting the impact of additional purchases of property catastrophe excess of loss reinsurance at favourable pricing, which will significantly mitigate the impact of small to medium-sized catastrophe events on OdysseyRe's U.S. and international operations. Net premiums earned decreased by 0.6% and 4.1% in the third quarter and first nine months of 2016 principally reflecting the normal lag of net premiums earned relative to net premiums written.

Interest and dividends decreased from $35.5 and $183.6 in the third quarter and first nine months of 2015 to $29.9 and $135.1 in the third quarter and first nine months of 2016. The decrease in the first nine months of 2016 principally reflected lower share of profit of associates.
OdysseyRe’s cash resources, excluding the impact of foreign currency translation, decreased by $134.5 and $5.8 in the first nine months of 2016 and 2015 respectively. Cash provided by operating activities (excluding operating cash flow activity related to securities recorded at FVTPL) was $69.6 in the first nine months of 2016 compared to $7.8 in the first nine months of 2015. The increase in cash provided by operating activities year-over-year reflected decreased income taxes paid and lower net paid claims, partially offset by lower net premium collections in the first nine months of 2016. In addition, the non-renewal of the Florida property quota share reinsurance contract reduced operating cash flow in the first nine months of 2015.

Crum & Forster

	Third quarter		First nine months
	2016	2015	2016	2015
Underwriting profit	6.9	6.1	23.0	20.9

Loss & LAE - accident year	64.7%	64.8%	64.1%	64.2%
Commissions	16.4%	14.7%	15.8%	14.5%
Underwriting expenses	17.4%	18.9%	18.4%	19.4%
Combined ratio - accident year	98.5%	98.4%	98.3%	98.1%
Net favourable development	—	—	—	—
Combined ratio - calendar year	98.5%	98.4%	98.3%	98.1%

Gross premiums written	540.2	481.6	1,550.2	1,383.5
Net premiums written	473.7	420.8	1,364.1	1,210.3
Net premiums earned	455.9	386.8	1,312.3	1,088.2
Underwriting profit	6.9	6.1	23.0	20.9
Interest and dividends	14.2	8.1	50.1	50.1
Operating income	21.1	14.2	73.1	71.0

In 2015 Crum & Forster completed the following acquisitions: Travel Insured International, Inc. ("TII" - a leading travel insurance provider that specializes in offering travel insurance protection, acquired on October 8, 2015); Brownyard Programs, Ltd. ("Brownyard" - a specialist in writing and servicing security guard and security services business insurance, acquired on October 30, 2015); and, The Redwoods Group, Inc. (“Redwoods” - a producer of property and casualty packaged insurance business focused on YMCAs, community centers and day camps, acquired on April 10, 2015). These acquisitions, which complement Crum & Forster’s existing footprint in each of these lines of business, produced gross premiums written of $14.0, $3.6 and $14.7 in the third quarter of 2016 ($43.3, $10.9 and $36.8 in the first nine months of 2016) respectively. Redwoods produced gross premiums written of $14.0 and $15.7 in the third quarter and first nine months of 2015 respectively.

On October 15, 2015 Crum & Forster commuted a significant aggregate stop loss reinsurance treaty (the "significant commutation"). The commutation reduced each of recoverable from reinsurers and funds withheld payable to reinsurers by $334.0. The significant commutation had no initial effect on the income statement but funds held interest expense (a component of interest and dividends) is expected to be reduced in future periods by approximately $20 annually.

Crum & Forster reported underwriting profits of $6.9 and $23.0 and combined ratios of 98.5% and 98.3% in the third quarter and first nine months of 2016 compared to underwriting profits of $6.1 and $20.9 and combined ratios of 98.4% and 98.1% in the third quarter and first nine months of 2015. The increase in underwriting profit in the third quarter of 2016 principally reflected the impact of lower current period catastrophe losses, partially offset by a deterioration in accident and health loss experience and a large property loss related to the current accident year. The increase in underwriting profit in the first nine months of 2016 principally reflected deterioration in accident and health loss experience, a large property loss and higher catastrophe losses related to the current accident year offset by incremental underwriting profit as a result of increased net premiums earned.

Current period catastrophe losses of $1.1 and $17.0 (0.2 and 1.3 combined ratio points) in the third quarter and first nine months of 2016 increased from $5.2 and $11.7 (1.3 and 1.1 of a combined ratio point) in the third quarter and first nine months of 2015. There was no net prior year reserve development in the third quarters and first nine months of 2016 or 2015. The increase in Crum & Forster's commission expense ratio from 14.7% and 14.5% in the third quarter and first nine months of 2015 to 16.4% and 15.8% in the third quarter and first nine months of 2016 primarily reflected the impact of increased writings of accident and health insurance which incur higher commission rates and reductions in ceding commissions as a result of the increase in retentions that occurred in 2015. The decrease in Crum & Forster's underwriting expense ratio from 18.9% and 19.4% in the third quarter and first nine months of 2015 to 17.4% and 18.4% in the third quarter and first nine months of 2016 primarily reflected the impact of increased net premiums earned, partially offset by increased underwriting expenses (principally personnel costs associated with acquisitions and new business initiatives).
Gross premiums written increased by 12.2% and 12.0% in the third quarter and first nine months of 2016, principally reflecting growth in Crum & Forster's accident and health line of business and incremental contributions from TII, Brownyard and Redwoods as described earlier in this section. Net premiums written increased by 12.6% and 12.7% in the third quarter and first nine months of 2016, consistent with the growth in gross premiums written. The growth in net premiums earned of 17.9% and 20.6% in the third quarter and first nine months of 2016 reflected the growth in net premiums written during 2015 and 2016.
Interest and dividends increased from $8.1 in the third quarter of 2015 to $14.2 in the third quarter of 2016 principally reflecting lower funds held interest expense related to the significant commutation (described earlier in this section). Interest and dividends of $50.1 in the first nine months of 2016 was unchanged from $50.1 in the first nine months of 2015 reflecting lower funds held interest expense related to the significant commutation and increased interest income earned due to the purchase of U.S. treasury bonds during the first quarter of 2016, partially offset by lower share of profit of associates.
Crum & Forster’s cash resources, excluding the impact of foreign currency translation, decreased by $56.0 in the first nine months of 2016 compared to an increase of $22.2 in the first nine months of 2015. Cash provided by operating activities (excluding operating cash flow activity related to securities recorded at FVTPL) increased from $151.6 in the first nine months of 2015 to $207.3 in the first nine months of 2016 primarily as a result of increased cash flow from underwriting.

Zenith National (1)

	Third quarter		First nine months
	2016	2015	2016	2015
Underwriting profit	51.7	35.5	114.6	97.1

Loss & LAE - accident year	55.4%	58.7%	58.2%	59.7%
Commissions	10.3%	9.8%	10.2%	9.8%
Underwriting expenses	24.9%	24.7%	25.2%	26.2%
Combined ratio - accident year	90.6%	93.2%	93.6%	95.7%
Net favourable development	(15.0)%	(10.9)%	(12.8)%	(12.9)%
Combined ratio - calendar year	75.6%	82.3%	80.8%	82.8%

Gross premiums written	183.1	170.9	680.9	651.8
Net premiums written	180.4	168.1	671.4	642.3
Net premiums earned	211.7	200.2	596.1	565.8
Underwriting profit	51.7	35.5	114.6	97.1
Interest and dividends	7.1	4.8	17.0	43.2
Operating income	58.8	40.3	131.6	140.3

(1)
These results differ from those published by Zenith National primarily due to differences between IFRS and U.S. GAAP, intercompany investment transactions and acquisition accounting adjustments recorded by Fairfax related to the acquisition of Zenith National in 2010.

Zenith National reported underwriting profits of $51.7 and $114.6 and combined ratios of 75.6% and 80.8% in the third quarter and first nine months of 2016 compared to underwriting profits of $35.5 and $97.1 and combined ratios of 82.3% and 82.8% in the third quarter and first nine months of 2015. Net premiums earned in the third quarter and first nine months of 2016 of $211.7 and $596.1 increased from $200.2 and $565.8 in the third quarter and first nine months of 2015 primarily as a result of an increase in exposure, partially offset by modest earned price decreases.
The decrease in Zenith National’s combined ratio in the third quarter of 2016 principally reflected the impact of increased net favourable prior year reserve development (15.0 combined ratio points in the third quarter of 2016 compared to 10.9 combined ratio points in the third quarter of 2015) and a decrease of 3.3 combined ratio points in the estimated accident year loss and LAE ratio in the third quarter of 2016 compared to the third quarter of 2015. The decrease in Zenith National’s combined ratio in the first nine months of 2016 principally reflected a decrease of 1.5 combined ratio points in the estimated accident year loss and LAE ratio in the first nine months of 2016 compared to the first nine months of 2015. Net favourable prior year reserve development in the third quarter and first nine months of 2016 reflected net favourable emergence principally related to accident years 2012 through 2015. Net favourable prior year reserve development in the third quarter and first nine months of 2015 reflected net favourable emergence principally related to accident years 2011 through 2014. The decrease in the estimated accident year loss and LAE ratio in the third quarter and first nine months of 2016 reflected favourable loss development trends for accident year 2015 emerging in 2016, partially offset by modest earned price decreases and estimated loss trends for accident year 2016. The underwriting expense ratio decreased from 26.2% in the first nine months of 2015 to 25.2% in the first nine months of 2016, primarily reflecting the effect of increased net premiums earned.
Interest and dividends of $7.1 and $17.0 in the third quarter and first nine months of 2016 compared to $4.8 and $43.2 in the third quarter and first nine months of 2015. The decrease in interest and dividends in the first nine months of 2016 principally reflected lower share of profit of associates.
At September 30, 2016 Zenith National had unrestricted cash and cash equivalents of $15.5. Cash provided by operating activities (excluding operating cash flow activity related to securities recorded at FVTPL) decreased from $115.2 in the first nine months of 2015 to $86.1 in the first nine months of 2016, primarily as a result of proceeds received from the commutation of certain ceded reinsurance contracts in 2015.
Brit

	Third quarter		First nine months	For the period June 5 to September 30,
	2016	2015	2016	2015
Underwriting profit	11.8	18.6	25.9	23.7

Loss & LAE - accident year	60.6%	59.7%	63.0%	58.9%
Commissions	21.2%	19.7%	21.4%	21.4%
Underwriting expenses	15.0%	15.5%	15.3%	14.9%
Combined ratio - accident year	96.8%	94.9%	99.7%	95.2%
Net favourable development	(0.1)%	—	(2.2)%	—
Combined ratio - calendar year	96.7%	94.9%	97.5%	95.2%

Gross premiums written	489.1	471.1	1,519.7	656.3
Net premiums written	404.8	411.7	1,162.4	562.9
Net premiums earned	355.0	368.3	1,046.5	494.0
Underwriting profit	11.8	18.6	25.9	23.7
Interest and dividends	17.7	9.8	48.3	11.4
Operating income	29.5	28.4	74.2	35.1

On June 5, 2015 the company acquired 97.0% of the outstanding ordinary shares of Brit and acquired the remaining 3.0% by July 8, 2015. On June 29, 2015 the company sold 29.9% of Brit to Ontario Municipal Employees Retirement System ("OMERS"), the pension plan manager for government employees in the province of Ontario, Canada. The company will have the ability to repurchase the shares owned by OMERS over time. On August 3, 2016 the company acquired an additional 2.4% ownership interest in Brit from OMERS for cash consideration of $57.8. Brit is a leading specialty insurer operating globally on the Lloyd's of London platform.

Brit reported underwriting profits of $11.8 and $25.9 and combined ratios of 96.7% and 97.5% in the third quarter and first nine months of 2016. Net favourable prior year reserve development of $0.4 and $22.6 (0.1 and 2.2 combined ratio points) in the third quarter and first nine months of 2016 primarily reflected better than expected emergence on casualty and property reinsurance lines of business. The underwriting results in the third quarter and first nine months of 2016 included $12.6 and $47.5 (3.5 and 4.5 combined ratio points) of current period catastrophe losses including $21.6 net of reinstatement premiums (2.1 combined ratio points) in the first nine months of 2016 related to the Fort McMurray wildfires. Net premiums written of $404.8 and $1,162.4 in the third quarter and first nine months of 2016 were impacted by a combination of factors, including underwriting discipline, rate reductions on direct business (energy and property lines of business) and reinsurance business (property treaty and casualty treaty lines of business), the unfavourable effect of foreign currency translation and the purchase of additional proportional reinsurance, partially offset by growth in net premiums written related to underwriting initiatives launched in prior years. Brit seeks to balance its portfolio by actively defending its core business and modestly expanding in areas where profitable opportunities exist, while contracting in areas where underwriting margins are thinner.

Brit reported underwriting profits of $18.6 and $23.7 and combined ratios of 94.9% and 95.2% in the third quarter of 2015 and for the period June 5, 2015 to September 30, 2015, reflecting the absence of both net favourable prior year reserve development and current period catastrophe losses. Net premiums written of $411.7 and $562.9 in the third quarter 2015 and for the period June 5, 2015 to September 30, 2015 respectively, were in line with expectations and were impacted by a combination of factors, including rate reductions on direct business (energy and property lines of business) and reinsurance business (property treaty lines of business) and the unfavourable effect of foreign currency translation, partially offset by growth in net premiums written related to underwriting initiatives launched in prior years.

Fairfax Asia

	Third quarter		First nine months
	2016	2015	2016	2015
Underwriting profit	11.9	5.4	36.9	19.8

Loss & LAE - accident year	85.3%	89.1%	83.7%	82.8%
Commissions	(17.4)%	(10.1)%	(5.9)%	(2.2)%
Underwriting expenses	21.8%	24.7%	21.1%	18.5%
Combined ratio - accident year	89.7%	103.7%	98.9%	99.1%
Net favourable development	(6.8)%	(13.6)%	(17.5)%	(8.9)%
Combined ratio - calendar year	82.9%	90.1%	81.4%	90.2%

Gross premiums written	147.9	126.0	492.6	457.3
Net premiums written	62.7	42.7	214.5	198.8
Net premiums earned	69.4	54.2	198.5	201.3
Underwriting profit	11.9	5.4	36.9	19.8
Interest and dividends	20.2	10.5	44.8	39.9
Operating income	32.1	15.9	81.7	59.7

On October 10, 2016, the company completed the acquisition of an 80% interest in PT Asuransi Multi Artha Guna Tbk ("AMAG") from PT Bank Pan Indonesia Tbk ("Panin Bank") for approximately $184 (2.389 trillion Indonesian rupiah). Fairfax Indonesia will be integrated with AMAG and AMAG will distribute its insurance products through a long-term bancassurance partnership with Panin Bank. AMAG is an established general insurer in Indonesia with gross written premiums of approximately $65 during 2015.

On October 3, 2016 Union Assurance acquired a 100% ownership interest in Asian Alliance General Insurance Limited ("AAGI") for purchase consideration of approximately $10. AAGI is a general insurer in Sri Lanka with gross written premiums of approximately $14 during 2015.

On March 31, 2016 the company increased its ownership interest in ICICI Lombard to 34.6% by acquiring an additional 9.0% of the issued and outstanding shares of ICICI Lombard from ICICI Bank for $234.1 (15.5 billion Indian rupees). ICICI Lombard is the largest private sector general insurance company in India with gross premiums written of approximately $1.2 billion for its fiscal year ended March 31, 2016. ICICI Lombard is recorded under the equity method of accounting within the Fairfax Asia reporting segment.
On September 18, 2015 Fairfax Asia acquired a 35.0% ownership interest in Bank for Investment and Development of Vietnam Insurance Joint Stock Corporation (“BIC”) for purchase consideration of $48.1 (1.1 trillion Vietnamese dong). BIC is a leading property and casualty insurer in Vietnam, producing approximately $70 of annual gross premiums written in 2015 through an exclusive arrangement with its majority shareholder, Bank for Investment and Development of Vietnam ("BIDV"), to sell its products through BIDV's distribution network. BIC is recorded under the equity method of accounting within the Fairfax Asia reporting segment.
On March 1, 2015 Pacific Insurance, a wholly-owned subsidiary of the company, completed the acquisition of the general insurance business of MCIS Insurance Berhad (formerly known as MCIS Zurich Insurance Berhad) ("MCIS") for cash consideration of $13.4 (48.6 million Malaysian ringgits). MCIS is an established general insurer in Malaysia with approximately $55 of annual gross premiums written in its general insurance business.
On January 1, 2015 the company completed the acquisition of 78.0% of Union Assurance General Limited ("Union Assurance") for cash consideration of $27.9 (3.7 billion Sri Lankan rupees). Union Assurance, with approximately $43 of annual gross premiums written in 2015, is headquartered in Colombo, Sri Lanka and underwrites general insurance in Sri Lanka, specializing in automobile and personal accident lines of business.
Fairfax Asia reported underwriting profits of $11.9 and $36.9 and combined ratios of 82.9% and 81.4% in the third quarter and first nine months of 2016 compared to underwriting profits of $5.4 and $19.8 and combined ratios of 90.1% and 90.2% in the third quarter and first nine months of 2015 respectively. The entities comprising Fairfax Asia produced combined ratios as set out in the following table:

	Third quarter			First nine months
	2016	2015		2016		2015
First Capital	71.4%	59.0%		65.4%		72.0%
Falcon	95.4%	99.1%		95.1%		98.6%
Pacific Insurance	116.5%	123.6%	(2)	88.3%	(1)	103.9%	(2)
Fairfax Indonesia	103.4%	101.5%		98.5%		120.8%
Union Assurance	98.0%	112.7%		99.2%		111.3%

(1)
Excludes the impact of an intercompany loss portfolio transfer in the first quarter of 2016 of commercial automobile loss reserves ($16.1) and the related premiums ceded to reinsurers ($16.1) (the "first quarter of 2016 LPT"). Underwriting profit remained unchanged.

(2)
Excludes the impact of an intercompany loss portfolio transfer in the third quarter of 2015 of commercial automobile loss reserves ($9.2) and the related premiums ceded to reinsurers ($9.2) (the "third quarter of 2015 LPT"). Underwriting profit remained unchanged.

The combined ratios in the third quarter and first nine months of 2016 included 6.8 and 17.5 combined ratio points ($4.7 and $34.7) of net favourable prior year reserve development, primarily related to marine hull, property and commercial automobile loss reserves. The combined ratios in the third quarter and first nine months of 2015 included 13.6 and 8.9 combined ratio points ($7.4 and $18.0) of net favourable prior year reserve development, primarily related to property and commercial automobile loss reserves (the combined ratio in the first nine months of 2015 also included net favourable emergence on workers' compensation loss reserves).
Fairfax Asia's commissions income ratio improved from 10.1% and 2.2% in the third quarter and first nine months of 2015 to 17.4% and 5.9% in the third quarter and first nine months of 2016 primarily as a result of increased profit commission on reinsurance ceded by First Capital related to its property and marine hull lines of business. Fairfax Asia's underwriting expense ratio decreased from 24.7% in the third quarter of 2015 to 21.8% in the third quarter of 2016 primarily as a result of the increase in net premiums earned. Fairfax Asia's underwriting expense ratio increased from 18.5% in the first nine months of 2015 to 21.1% in the first nine months of 2016 primarily as a result of the higher expense base at Pacific Insurance subsequent to its merger with MCIS, increased costs associated with business acquisitions and the decrease in net premiums earned resulting from the Pacific Insurance loss portfolio transfer.
The figures referenced within this paragraph have been adjusted to exclude the impacts of the first quarter of 2016 LPT and the third quarter of 2015 LPT. Gross premiums written and net premiums written increased by 17.4% and 20.8% in the third quarter of 2016, principally reflecting increased writings at First Capital (primarily in the property and health lines of business). Net premiums earned increased by 9.5% in the third quarter of 2016, principally reflecting the normal lag of net premiums earned relative to net premiums written. Gross premiums written and net premiums written increased by 7.7% and 10.9% in the first nine months of 2016, principally reflecting increased writings at First Capital and Pacific Insurance (primarily in the property and commercial automobile lines of business) and also reflected the incremental contribution from the acquisition of MCIS in 2015 ($2.2). Net premiums earned increased by 1.9% in the first nine months of 2016, principally reflecting the normal lag of net premiums earned relative to net premiums written.

Interest and dividends increased from $10.5 and $39.9 in the third quarter and first nine months of 2015 to $20.2 and $44.8 in the third quarter and first nine months of 2016 primarily as a result of increased share of profit of associates (ICICI Lombard).

Insurance and Reinsurance - Other

	Third quarter
	2016
	Group Re	Advent	Polish Re	Fairfax Brasil	Colonnade	Inter-company	Total
Underwriting profit (loss)	12.1	0.1	(0.5)	0.2	(2.6)	—	9.3

Loss & LAE - accident year	58.6%	69.9%	53.1%	59.0%	46.5%	—	62.1%
Commissions	33.6%	22.0%	16.2%	13.6%	31.9%	—	24.3%
Underwriting expenses	5.5%	18.3%	8.0%	32.4%	82.6%	—	16.8%
Combined ratio - accident year	97.7%	110.2%	77.3%	105.0%	161.0%	—	103.2%
Net (favourable) adverse development	(33.0)%	(10.4)%	26.1%	(6.8)%	0.7%	—	(11.6)%
Combined ratio - calendar year	64.7%	99.8%	103.4%	98.2%	161.7%	—	91.6%

Gross premiums written	37.5	81.0	9.7	34.0	8.1	(1.2)	169.1
Net premiums written	34.8	52.4	9.1	12.6	7.7	—	116.6
Net premiums earned	34.7	46.4	15.4	11.7	4.1	—	112.3
Underwriting profit (loss)	12.1	0.1	(0.5)	0.2	(2.6)	—	9.3
Interest and dividends	1.5	3.1	0.4	3.4	0.1	—	8.5
Operating income (loss)	13.6	3.2	(0.1)	3.6	(2.5)	—	17.8

	Third quarter
	2015
	Group Re	Advent	Polish Re	Fairfax Brasil	Colonnade	Inter- company	Total
Underwriting profit (loss)	14.7	—	(2.5)	(0.5)	—	—	11.7

Loss & LAE - accident year	62.9%	66.8%	81.4%	52.9%	—	—	66.0%
Commissions	25.4%	22.2%	17.1%	11.4%	—	—	22.1%
Underwriting expenses	3.4%	24.6%	19.7%	34.1%	—	—	15.2%
Combined ratio - accident year	91.7%	113.6%	118.2%	98.4%	—	—	103.3%
Net (favourable) adverse development	(20.8)%	(13.7)%	(2.4)%	7.4%	—	—	(13.7)%
Combined ratio - calendar year	70.9%	99.9%	115.8%	105.8%	—	—	89.6%

Gross premiums written	44.4	68.9	16.3	26.4	—	(4.0)	152.0
Net premiums written	42.7	63.5	13.5	10.2	—	—	129.9
Net premiums earned	50.5	38.1	15.9	8.8	—	—	113.3
Underwriting profit (loss)	14.7	—	(2.5)	(0.5)	—	—	11.7
Interest and dividends	(0.1)	2.0	0.4	1.9	—	—	4.2
Operating income (loss)	14.6	2.0	(2.1)	1.4	—	—	15.9

	First nine months
	2016
	Group Re	Advent	Polish Re	Fairfax Brasil	Colonnade	Inter-company	Total
Underwriting profit (loss)	26.3	(2.1)	1.0	(0.6)	(6.7)	—	17.9

Loss & LAE - accident year	63.8%	67.4%	62.9%	66.4%	49.4%	—	65.0%
Commissions	29.0%	22.4%	15.4%	12.5%	30.2%	—	22.7%
Underwriting expenses	6.5%	20.3%	12.1%	30.1%	92.7%	—	18.0%
Combined ratio - accident year	99.3%	110.1%	90.4%	109.0%	172.3%	—	105.7%
Net (favourable) adverse development	(24.8)%	(8.5)%	7.4%	(7.3)%	(3.7)%	—	(11.2)%
Combined ratio - calendar year	74.5%	101.6%	97.8%	101.7%	168.6%	—	94.5%

Gross premiums written	117.1	197.1	58.9	88.6	16.0	(6.2)	471.5
Net premiums written	106.5	131.9	52.9	39.6	14.7	—	345.6
Net premiums earned	103.6	132.4	46.3	34.2	9.7	—	326.2
Underwriting profit (loss)	26.3	(2.1)	1.0	(0.6)	(6.7)	—	17.9
Interest and dividends	8.2	8.4	1.3	5.8	0.3	—	24.0
Operating income (loss)	34.5	6.3	2.3	5.2	(6.4)	—	41.9

	First nine months
	2015
	Group Re	Advent	Polish Re	Fairfax Brasil	Colonnade	Inter- company	Total
Underwriting profit (loss)	35.8	0.1	(2.1)	(2.7)	—	—	31.1

Loss & LAE - accident year	64.9%	67.5%	77.5%	66.5%	—	—	68.2%
Commissions	27.1%	21.7%	12.3%	11.2%	—	—	21.1%
Underwriting expenses	4.0%	25.5%	13.8%	30.2%	—	—	15.1%
Combined ratio - accident year	96.0%	114.7%	103.6%	107.9%	—	—	104.4%
Net (favourable) adverse development	(21.6)%	(14.8)%	(0.4)%	1.2%	—	—	(13.4)%
Combined ratio - calendar year	74.4%	99.9%	103.2%	109.1%	—	—	91.0%

Gross premiums written	156.3	185.6	100.0	92.5	—	(17.9)	516.5
Net premiums written	150.4	148.1	88.3	35.9	—	—	422.7
Net premiums earned	139.7	111.2	65.8	30.2	—	—	346.9
Underwriting profit (loss)	35.8	0.1	(2.1)	(2.7)	—	—	31.1
Interest and dividends	7.2	6.3	1.6	3.5	—	—	18.6
Operating income (loss)	43.0	6.4	(0.5)	0.8	—	—	49.7

On December 16, 2014 the company entered into an agreement with QBE Insurance (Europe) Limited ("QBE") to acquire QBE's insurance operations in the Czech Republic, Hungary and Slovakia (the "QBE insurance operations"). A new Luxembourg insurer, Colonnade Insurance S.A. (“Colonnade”), was licensed in July 2015 and branches of Colonnade were established in each of the Czech Republic, Hungary and Slovakia during the fourth quarter of 2015. The business and renewal rights of QBE's Hungarian, Czech and Slovakian insurance operations were transferred to Colonnade on February 1, 2016, April 1, 2016 and May 2, 2016 respectively. Colonnade in the table above also includes the results of QBE's non-life operations in Ukraine (now known as "Colonnade Ukraine") which were acquired by the company during the fourth quarter of 2015.

Prior to the formal closing of the transaction to acquire the QBE insurance operations, Polish Re entered into a two-part 100% quota share reinsurance transaction with QBE (the "QBE reinsurance transactions") to: (i) reinsure the runoff of the QBE insurance operations in respect of any business written up to December 31, 2014 (the "QBE loss portfolio transfer"); and, (ii) reinsure any business written by the QBE insurance operations on or after January 1, 2015 (the "QBE quota share transaction"). The QBE reinsurance transactions increased Polish Re's gross premiums written, net premiums written and net premiums earned by $1.2, $1.9 and $6.1 in the third quarter of 2016 (increased Polish Re's gross premiums written, net premiums written and net premiums earned by $8.1, $7.6 and $8.1 in the third quarter of 2015) respectively. The QBE reinsurance transactions increased Polish Re's gross premiums written, net premiums written and net premiums earned by $22.2, $19.0 and $17.8 in the first nine months of 2016 (increased Polish Re's gross premiums written, net premiums written and net premiums earned by $70.8, $66.2 and $46.0 in the first nine months of 2015) respectively.

The Insurance and Reinsurance – Other segment produced underwriting profits of $9.3 and $17.9 and combined ratios of 91.6% and 94.5% in the third quarter and first nine months of 2016 compared to underwriting profits of $11.7 and $31.1 and combined ratios of 89.6% and 91.0% in the third quarter and first nine months of 2015. The decrease in underwriting profit in the third quarter and first nine months of 2016 principally reflected increased current period catastrophe losses and lower net favourable prior year reserve development, partially offset by improved non-catastrophe loss experience related to the current accident year.
The underwriting results in the third quarter and first nine months of 2016 included net favourable prior year reserve development of 11.6 and 11.2 combined ratio points ($13.1 and $36.5), primarily reflecting net favourable development at Group Re (property and liability loss reserves) and Advent (property and casualty reinsurance loss reserves). The underwriting results in the third quarter and first nine months of 2015 included net favourable prior year reserve development of 13.7 and 13.4 combined ratio points ($15.5 and $46.6), primarily reflecting net favourable development at Group Re (principally related to net favourable emergence on the runoff of the intercompany quota share reinsurance contract with Northbridge and prior years' catastrophe loss reserves) and Advent (insurance loss reserves (casualty, property and energy) and property reinsurance loss reserves in the first nine months of 2015). The underwriting results in the third quarter and first nine months of 2016 included 5.6 and 6.6 combined ratio points ($6.2 and $21.6) of current period catastrophe losses including $7.2 net of reinstatement premiums (2.2 combined ratio points) in the first nine months of 2016 related to the Fort McMurray wildfires. The underwriting results in the third quarter and first nine months of 2015 included 0.8 and 0.8 combined ratio points ($0.9 and $2.6) of current period catastrophe losses, principally comprised of an aggregation of smaller catastrophe losses at Advent.
Gross premiums written increased by 11.3% in the third quarter of 2016, primarily reflecting increases at Advent (principally in its accident and health line of business) and Fairfax Brasil (principally in its cargo and surety lines of business). Net premiums written decreased by 10.2% in the third quarter of 2016 reflecting a decrease in risk retention at Advent, partially offset by the same factors which caused the increase in gross premiums written. Net premiums earned decreased by 0.9% in the third quarter of 2016 principally reflecting the normal lag of net premiums earned relative to net premiums written.
Gross premiums written decreased by 8.7% in the first nine months of 2016, principally reflecting the non-recurring impact of the QBE loss portfolio transfer in the first nine months of 2015 and decreases at Group Re (primarily related to the non-renewal in 2016 of an intercompany property quota share agreement with Brit and the cancellation in the fourth quarter of 2015 of a commercial automobile quota share reinsurance agreement between Group Re and Fairfax Asia (First Capital) which incepted on January 1, 2015). Net premiums written decreased by 18.2% in the first nine months of 2016, principally reflecting a decrease in risk retention at Advent, partially offset by the same factors which caused the increase in gross premiums written. Net premiums earned decreased by 6.0% in the first nine months of 2016 principally reflecting the normal lag of net premiums earned relative to net premiums written.

Runoff

	Third quarter		First nine months
	2016	2015	2016	2015
Gross premiums written	—	140.3	72.5	287.0
Net premiums written	(0.1)	140.3	70.8	286.8
Net premiums earned	(0.1)	140.3	70.8	286.8
Losses on claims	0.2	(139.9)	(58.9)	(274.4)
Operating expenses	(25.7)	(33.2)	(80.2)	(97.4)
Interest and dividends	13.3	14.0	39.9	78.5
Operating loss	(12.3)	(18.8)	(28.4)	(6.5)

On April 1, 2016 US Runoff agreed to reinsure a portfolio of business comprised of construction defect exposures in various states in the western U.S. relating to accident years 2008 to 2013 (the "second quarter 2016 construction defect transaction"). US Runoff received a cash premium of $71.5 as consideration for the assumption of $70.5 of net loss reserves. US Runoff also paid a commission of $1.0 to a third party for facilitating the transaction.
On July 13, 2015 US Runoff agreed to reinsure a portfolio of Everest comprised of exposures to asbestos, pollution and other hazards ("APH") relating to accident years 1985 and prior (the ‘‘Everest APH reinsurance transaction’’). US Runoff received a cash premium of $140.3 as consideration for the assumption of $140.3 of net loss reserves.
On March 9, 2015 RiverStone (UK) agreed to reinsure a portfolio of business comprised of APH exposures relating to accident years 1992 and prior (the "first quarter 2015 APH reinsurance transaction"). RiverStone (UK) received a premium of $89.0 which was comprised of cash ($69.9) and a receivable ($19.1) as consideration for the assumption of $89.0 of net loss reserves. The net loss reserves underlying this transaction are expected to be formally transferred to RiverStone (UK) in the first quarter of 2017 by way of a Part VII transfer pursuant to the U.K. Financial Services and Markets Act 2000 at which time the consideration receivable will be fully collected.
On February 18, 2015 US Runoff agreed to reinsure two Canadian branches of AXA which were already in runoff (the "AXA Canada reinsurance transaction"). The business reinsured was primarily comprised of assumed reinsurance of commercial automobile, general liability, marine and property exposures relating to accident years 2007 and prior. Northbridge participated by fronting this reinsurance arrangement on behalf of US Runoff, receiving a cash premium of $56.6 as consideration for the assumption of $53.3 of net loss reserves. Subsequently, Northbridge fully retroceded those amounts to US Runoff and received a commission of $1.4 for facilitating the transaction.

Runoff reported an operating loss of $12.3 in the third quarter of 2016 compared to an operating loss of $18.8 in the third quarter of 2015. Net premiums earned of $140.3 and losses on claims of $139.9 in the third quarter of 2015 principally reflected the impact of the Everest APH reinsurance transaction.
Runoff reported an operating loss of $28.4 in the first nine months of 2016 compared to operating loss of $6.5 in the first nine months of 2015. Net premiums earned of $70.8 and losses on claims of $58.9 in the first nine months of 2016 principally reflected the impact of the second quarter 2016 construction defect transaction. Losses on claims in the first nine months of 2016 also included net favourable prior year reserve development in European Runoff of $9.7. Net premiums earned of $286.8 and losses on claims of $274.4 in the first nine months of 2015 principally reflected the impacts of the AXA Canada, first quarter 2015 APH and Everest APH reinsurance transactions.
Operating expenses of $25.7 and $80.2 in the third quarter and first nine months of 2016 compared to $33.2 and $97.4 in the third quarter and first nine months of 2015. The decrease in operating expenses principally reflected a change in the third quarter and first nine months of 2016 in the manner for determining unallocated loss adjustment expense ("ULAE") (a greater proportion of operating expenses are now allocated to ULAE, a component of losses on claims, to better reflect the economics of the claims settlement process).
Interest and dividends of $13.3 and $39.9 in the third quarter and first nine months of 2016 compared to $14.0 and $78.5 in the third quarter and first nine months of 2015. The decrease in interest and dividends in the first nine months of 2016 principally reflected lower share of profit of associates and lower interest income earned on municipal bond investments.

Other

	Third quarter
	2016
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total
Revenue	231.3	27.5	193.9	40.9	493.6
Expenses	(217.2)	(25.8)	(188.4)	(41.8)	(473.2)
Pre-tax income (loss) before interest and other	14.1	1.7	5.5	(0.9)	20.4
Interest and dividends	1.9	(0.5)	—	—	1.4
Net gains on investments	9.3	11.8	0.5	—	21.6
Pre-tax income (loss) before interest expense	25.3	13.0	6.0	(0.9)	43.4

	Third quarter
	2015
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total
Revenue	203.6	—	160.9	19.5	384.0
Expenses	(192.8)	(3.0)	(158.2)	(18.4)	(372.4)
Pre-tax income (loss) before interest and other	10.8	(3.0)	2.7	1.1	11.6
Interest and dividends	1.8	12.5	—	—	14.3
Net gains (losses) on investments	(3.8)	16.2	0.6	—	13.0
Pre-tax income before interest expense	8.8	25.7	3.3	1.1	38.9

	First nine months
	2016
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total
Revenue	628.8	79.6	578.8	113.1	1,400.3
Expenses	(586.3)	(77.3)	(565.5)	(111.1)	(1,340.2)
Pre-tax income before interest and other	42.5	2.3	13.3	2.0	60.1
Interest and dividends	5.4	10.5	—	—	15.9
Net gains on investments	10.8	14.2	0.9	—	25.9
Pre-tax income before interest expense	58.7	27.0	14.2	2.0	101.9

	First nine months
	2015
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total
Revenue	534.8	—	465.6	328.1	1,328.5
Expenses	(516.6)	(3.8)	(451.5)	(308.8)	(1,280.7)
Pre-tax income (loss) before interest and other	18.2	(3.8)	14.1	19.3	47.8
Interest and dividends	5.5	28.2	—	1.7	35.4
Net gains on investments	2.7	2.9	1.0	—	6.6
Pre-tax income before interest expense	26.4	27.3	15.1	21.0	89.8

(1)	Comprised primarily of Cara (acquired April 10, 2015), The Keg, Praktiker, William Ashley and Sporting Life.

(2)
Comprised of Fairfax India (since its initial public offering on January 30, 2015) and its subsidiaries NCML (acquired August 19, 2015) and Privi Organics (acquired August 26, 2016). These results differ from those published by Fairfax India primarily due to Fairfax India's application of investment entity accounting under IFRS.

(3)
Comprised of Thomas Cook India and its subsidiaries Quess and Sterling Resorts. These results differ from those published by Thomas Cook India primarily due to differences between IFRS and Indian GAAP, and acquisition accounting adjustments.

(4)	Comprised primarily of Ridley (sold on June 18, 2015), Pethealth and Boat Rocker (acquired on July 17, 2015).

On September 2, 2016 Cara completed the acquisition of a 100% interest in Groupe St-Hubert Inc. ("St-Hubert") for $413.3 (Cdn$538.1), comprised of cash consideration of $371.9 (Cdn$484.2) and the issuance of $41.4 (Cdn$53.9) of Cara subordinate voting shares to St-Hubert shareholders. A portion of the cash consideration was financed through a private placement of 7,863,280 subordinate voting shares at a price of Cdn$29.25 for gross proceeds of $179.2 (Cdn$230.0), of which 3,418,804 shares were acquired by Fairfax and its subsidiaries to maintain Fairfax's equity interest and voting interest in Cara. St-Hubert is a leading full-service restaurant operator as well as a fully integrated food manufacturer in the province of Quebec.

On August 26, 2016 Fairfax India acquired a 50.9% interest in Privi Organics Limited ("Privi Organics") for $55.0 (3.7 billion Indian rupees) through the purchase of newly issued shares and shares acquired from existing shareholders. It is expected that Privi Organics will be merged with Adi Finechem Limited ("Adi") in the first quarter of 2017, subject to customary regulatory approvals. Fairfax India had acquired a 44.9% interest in Adi in the first quarter of 2016. After the merger is effective, Fairfax India will own approximately 49% of the merged business. Privi Organics is a supplier of aroma chemicals to the fragrance industry.

On February 8, 2016 Fairfax India acquired a 44.9% interest in Adi Finechem Limited ("Adi") for $19.5 (1.3 billion Indian rupees). Adi is a specialty chemical manufacturer in India of oleo chemicals used in the paints, inks and adhesives industries, as well as intermediate nutraceutical and health products. Fairfax India's investment in Adi is reported under the equity method of accounting.

On November 9, 2015 and December 16, 2015 Thomas Cook India acquired 100% interests in Kuoni Travel (China) Limited ("Kuoni Hong Kong") and Kuoni Travel (India) Pvt. Ltd. ("Kuoni India") for consideration of $32.3 (250.0 million Hong Kong dollars) and $47.9 (3.2 billion Indian rupees) respectively. Kuoni Hong Kong and Kuoni India are travel and travel-related companies in Hong Kong and India, offering a broad range of services that include corporate and leisure travel.

The year-over-year increases in the revenues and expenses of Restaurants and retail in the third quarter and first nine months of 2016 primarily reflected the consolidation of Cara from April 10, 2015. The year-over-year increases in the revenues and expenses of Thomas Cook India in the third quarter and first nine months of 2016 primarily reflected the consolidation of Kuoni Hong Kong from November 9, 2015 and Kuoni India from December 16, 2015, and increased revenue and expenses at Quess driven by the growth in business. The year-over-year decreases in the first nine months of 2016 of Other reflected the sale of Ridley on June 18, 2015 while the year-over-year increases in the third quarter of 2016 primarily reflected the consolidation of Boat Rocker from July 17, 2015. Thomas Cook India's pre-tax income before interest expense decreased year-over-year in the first nine months of 2016 principally due to bad debt provisions and fixed asset impairments at Sterling Resorts while the year-over-year increase in the third quarter of 2016 was primarily due to the consolidation of Kuoni Hong Kong and Kuoni India.

Investments
Interest and Dividends
Consolidated interest and dividend income decreased modestly from $105.8 in the third quarter of 2015 to $104.9 in the third quarter of 2016, reflecting higher total return swap expense and lower dividends earned, partially offset by higher interest income earned (principally due to increased holdings of higher yielding government and corporate bonds, partially offset by the sales of U.S. state and municipal bonds). Consolidated interest and dividend income of $367.1 in the first nine months of 2015 increased to $418.9 in the first nine months of 2016, reflecting higher interest income earned (principally due to increased holdings of higher yielding government and corporate bonds, partially offset by the sales of U.S. state and municipal bonds) and lower interest on funds withheld expense, partially offset by lower dividends earned.
Subsequent to the end of the third quarter of 2016, on November 3, 2016 the company sold approximately 90% of its long dated U.S. treasury bonds.
Total return swap expense increased from $60.9 in the third quarter of 2015 to $68.0 in the third quarter of 2016 primarily reflecting the impact of short individual equity and equity index total return swaps initiated in the first half of 2016. Total return swap expense decreased from $123.9 in the first nine months of 2015 to $120.8 in the first nine months of 2016 primarily reflecting the impact of short individual equity total return swaps that were closed in 2015, partially offset by the impact of short individual equity and equity index total return swaps initiated in the first half of 2016.
Share of profit of associates increased from $13.4 in the third quarter of 2015 to $31.7 in the third quarter of 2016, principally reflecting the contribution from the company's investment in IIFL Holdings (acquired on December 1, 2015) and the higher share of profit of ICICI Lombard on a year-over-year basis. Share of profit of associates decreased from $161.1 in the first nine months of 2015 to $56.8 in the first nine months of 2016 primarily reflecting lower share of profit from the company's investments in KWF LPs (a Kennedy Wilson real estate partnership recognized a significant gain on disposition of its investment properties in the third quarter of 2015) and Thai Re (Thai Re recognized a gain on the partial disposition of its life insurance subsidiary in the second quarter of 2015).

Net Gains (Losses) on Investments
Net gains (losses) on investments for the three and nine months ended September 30, 2016 and 2015 were comprised as follows:

	Third quarter
	2016			2015
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments
Common stocks	3.4	226.9	230.3	(2.2)	(629.9)	(632.1)
Preferred stocks - convertible	—	10.7	10.7	—	(23.0)	(23.0)
Bonds - convertible	34.9	3.6	38.5	(0.4)	(112.1)	(112.5)
Other equity derivatives(1)(2)	—	5.8	5.8	—	(24.7)	(24.7)
Equity and equity-related holdings	38.3	247.0	285.3	(2.6)	(789.7)	(792.3)
Equity hedges(1)	56.6	(588.9)	(532.3)	—	793.2	793.2
Equity and equity-related holdings after equity hedges	94.9	(341.9)	(247.0)	(2.6)	3.5	0.9
Bonds	183.6	(152.0)	31.6	7.9	230.3	238.2
Common stocks - Other funds	1.2	2.7	3.9	(2.2)	24.8	22.6
Preferred stocks	—	0.2	0.2	(0.2)	(2.5)	(2.7)
CPI-linked derivatives	—	(77.3)	(77.3)	—	102.4	102.4
Other derivatives	(16.6)	25.8	9.2	0.1	(2.2)	(2.1)
Foreign currency	41.7	39.4	81.1	66.9	3.6	70.5
Other	(0.1)	(1.1)	(1.2)	(5.0)	0.8	(4.2)
Net gains (losses) on investments	304.7	(504.2)	(199.5)	64.9	360.7	425.6

Net gains (losses) on bonds is comprised as follows:
Government bonds	153.4	(156.9)	(3.5)	1.2	269.4	270.6
U.S. states and municipalities	29.8	(40.9)	(11.1)	3.9	(32.8)	(28.9)
Corporate and other	0.4	45.8	46.2	2.8	(6.3)	(3.5)
	183.6	(152.0)	31.6	7.9	230.3	238.2

	First nine months
	2016					2015
	Net realized gains (losses)		Net change in unrealized gains (losses)		Net gains (losses) on investments	Net realized gains (losses)		Net change in unrealized gains (losses)		Net gains (losses) on investments
Common stocks	(38.4)	(3)	(220.7)	(3)	(259.1)	304.6		(1,091.7)		(787.1)
Preferred stocks - convertible	—		(0.1)		(0.1)	124.4	(4)	(149.4)	(4)	(25.0)
Bonds - convertible	34.9		(54.4)		(19.5)	1.0		(179.2)		(178.2)
Gain on disposition of associates and subsidiary(5)	—		—		—	235.7		—		235.7
Other equity derivatives(1)(2)	—		20.1		20.1	209.1	(6)	(51.2)	(6)	157.9
Equity and equity-related holdings	(3.5)		(255.1)		(258.6)	874.8		(1,471.5)		(596.7)
Equity hedges(1)	46.6		(892.2)		(845.6)	(54.5)		669.3		614.8
Equity and equity-related holdings after equity hedges	43.1		(1,147.3)		(1,104.2)	820.3		(802.2)		18.1
Bonds	497.8		606.4		1,104.2	107.9		(385.8)		(277.9)
Common stocks - Other funds	(12.3)		18.7		6.4	(2.2)		(0.5)		(2.7)
Preferred stocks	—		(0.3)		(0.3)	12.2		(1.3)		10.9
CPI-linked derivatives	—		(134.0)		(134.0)	—		125.3		125.3
Other derivatives	(69.2)		60.8		(8.4)	6.0		(9.4)		(3.4)
Foreign currency	(16.1)		22.3		6.2	160.7		(89.1)		71.6
Other	0.6		(0.4)		0.2	(0.8)		(0.2)		(1.0)
Net gains (losses) on investments	443.9		(573.8)		(129.9)	1,104.1		(1,163.2)		(59.1)

Net gains (losses) on bonds is comprised as follows:
Government bonds	244.6		499.2		743.8	81.8		(56.8)		25.0
U.S. states and municipalities	249.2		14.6		263.8	22.8		(293.7)		(270.9)
Corporate and other	4.0		92.6		96.6	3.3		(35.3)		(32.0)
	497.8		606.4		1,104.2	107.9		(385.8)		(277.9)

(1)	Other equity derivatives include long equity total return swaps, equity warrants and call options.

(2)
Gains and losses on equity and equity index total return swaps that are regularly renewed as part of the company's long term risk management objectives are presented within net change in unrealized gains (losses).

(3)
During the first quarter of 2016 the company increased its ownership interest in APR Energy to 49.0% and commenced applying the equity method of accounting, resulting in unrealized losses of $68.1 on APR Energy being reclassified to realized losses with a net impact of nil on the consolidated statement of earnings.

(4)
During the second quarter of 2015 the company was required to convert a preferred stock investment into common shares of the issuer, resulting in a net realized gain on investment of $124.4 (the difference between the share price of the underlying common stock at the date of conversion and the exercise price of the preferred stock). Prior period unrealized gains on the preferred stock investment of $104.8 were reclassified to net realized gains with a net impact of nil on the consolidated statement of earnings.

(5)	During the second quarter of 2015 the company sold its investment in Ridley and recognized a net realized gain of $236.4.

(6)
On April 10, 2015 the company exchanged its holdings of Cara warrants, class A and class B preferred shares and subordinated debentures for common shares of Cara, resulting in a net realized gain on the Cara warrants of $209.1. Prior period unrealized gains on the Cara warrants of $20.6 were reclassified to net realized gains with a net impact of nil on the consolidated statement of earnings.

Equity and equity-related holdings after equity hedges: At September 30, 2016 equity hedges with a notional amount of $7,599.7 (December 31, 2015 - $5,894.8) represented 112.7% (December 31, 2015 - 88.1%) of the company’s equity and equity-related holdings of $6,744.6 (December 31, 2015 - $6,687.4). The increase in the equity hedge ratio resulted principally from the net addition of $779.9 original notional amount to the company's short positions in equity and equity index total return swaps and unrealized net losses on both the company's equity and equity-related holdings and equity hedges.

Within the company’s interim consolidated financial statements for the three and nine months ended September 30, 2016, refer to note 7 (Short Sales and Derivatives) for details of the company's equity and equity index total return swaps and equity index put options, and to note 16 (Financial Risk Management, under the heading Market Price Fluctuations) for a tabular analysis followed by a discussion of the company’s hedges of equity price risk and the related basis risk.

Bonds: Net gains on bonds of $31.6 in the third quarter of 2016 was primarily comprised of net gains on corporate and other bonds ($46.2) and Other government bonds ($49.8), partially offset by net losses on U.S. treasury bonds ($50.5). Net gains on bonds of $1,104.2 in the first nine months of 2016 was primarily comprised of net gains on U.S. treasury bonds ($633.2) and U.S. state and municipal bonds ($263.8). The appreciation of bonds in the first nine months of 2016 primarily reflected decreases in interest rates. The company recorded net gains on bonds of $238.2 in the third quarter and net losses on bonds of $277.9 in the first nine months of 2015.

CPI-linked derivatives: The company’s CPI-linked derivative contracts produced net unrealized losses of $77.3 and $134.0 in the third quarter and first nine months of 2016 (net unrealized gains of $102.4 and $125.3 in the third quarter and first nine months of 2015). A detailed analysis is provided in note 7 (Short Sales and Derivatives) under the heading CPI-linked derivative contracts in the company’s interim consolidated financial statements for the three and nine months ended September 30, 2016.

Interest Expense

Consolidated interest expense increased from $55.1 and $163.4 in the third quarter and first nine months of 2015 to $60.6 and $175.5 in the third quarter and first nine months of 2016, reflecting the issuance on March 22, 2016 of Cdn$400.0 principal amount of 4.50% unsecured senior notes due 2023, the issuance on March 3, 2015 of Cdn$350.0 principal amount of 4.95% unsecured senior notes due 2025 and the consolidation of the interest expense of Brit and Fairfax India, partially offset by the favourable impact of foreign currency translation on the interest expense of the company's Canadian dollar denominated long term debt and the following repayments upon maturity: $125.0 principal amount of OdysseyRe 6.875% unsecured senior notes on May 1, 2015 and $82.4 principal amount of Fairfax unsecured senior notes on October 1, 2015.
Consolidated interest expense in the third quarter and first nine months of 2016 of $60.6 and $175.5 (2015 - $55.1 and $163.4) was primarily attributable to interest expense at the holding company of $47.3 and $138.3 (2015 - $44.6 and $135.5). Interest expense by reporting segment is set out in the Sources of Net Earnings section of this MD&A.

Corporate Overhead and Other

Corporate overhead and other consists of the expenses of all of the group holding companies, net of the company's investment management and administration fees and the interest and dividend income earned on holding company cash and investments.

	Third quarter		First nine months
	2016	2015	2016	2015
Fairfax corporate overhead	19.9	20.5	71.1	94.8
Subsidiary holding companies' corporate overhead	3.6	20.2	12.6	31.2
Subsidiary holding companies' non-cash intangible asset amortization(1)	19.8	12.8	46.3	32.4
Holding company interest and dividends	16.7	10.3	11.6	19.0
Investment management and administration fees	(28.5)	(18.0)	(69.4)	(52.4)
	31.5	45.8	72.2	125.0

(1)	Non-cash amortization of intangible assets is principally comprised of customer and broker relationships.

Fairfax corporate overhead of $19.9 in the third quarter of 2016 was comparable to $20.5 in the third quarter of 2015. Fairfax corporate overhead decreased from $94.8 in the first nine months of 2015 to $71.1 in the first nine months of 2016, primarily reflecting non-recurring expenses of $25.0 incurred in 2015 in connection with the acquisition of Brit.
Subsidiary holding companies' corporate overhead decreased from $20.2 and $31.2 in the third quarter and first nine months of 2015 to $3.6 and $12.6 in the third quarter and first nine months of 2016 primarily reflecting non-recurring expenses incurred in 2015 in connection with the acquisition of Brit. Subsidiary holding companies' non-cash intangible asset amortization increased from $32.4 in the first nine months of 2015 to $46.3 in the first nine months of 2016, principally reflecting amortization related to the acquisition of Brit.
Holding company interest and dividends included total return swap expense ($13.4 and $23.6 in the third quarter and first nine months of 2016, compared to $9.8 and $23.7 in the third quarter and first nine months of 2015) and share of loss of associates ($7.5 and $0.7 in the third quarter and first nine months of 2016 compared to share of profit of associates of nil and $3.4 in the third quarter and first nine months of 2015).

Investment management and administration fees increased from $18.0 and $52.4 in the third quarter and first nine months of 2015 to $28.5 and $69.4 in the third quarter and first nine months of 2016, primarily due to incremental investment management fees earned on the investment portfolios of Brit and Fairfax India.
Net gains (losses) on investments attributable to the Corporate and Other reporting segment are set out in the Investments section of this MD&A.

Income Taxes

For details of the provision for income taxes in the third quarters and first nine months of 2016 and 2015, refer to note 13 (Income Taxes) to the interim consolidated financial statements for the three and nine months ended September 30, 2016.

Consolidated Balance Sheet Summary
Holding company cash and investments decreased to $1,126.6 ($1,095.9 net of $30.7 of holding company short sale and derivative obligations) at September 30, 2016 from $1,276.5 ($1,275.9 net of $0.6 of holding company short sale and derivative obligations) at December 31, 2015. Significant cash movements at the Fairfax holding company level during the third quarter and first nine months of 2016 are as set out in the Financial Condition section of this MD&A under the heading Liquidity.
Insurance contract receivables increased by $674.7 to $3,221.2 at September 30, 2016 from $2,546.5 at December 31, 2015 primarily reflecting the timing of the renewals of various insurance and reinsurance contracts.
Portfolio investments comprise investments carried at fair value and equity accounted investments, the aggregate carrying value of which was $28,535.0 ($28,361.8 net of subsidiary short sale and derivative obligations) at September 30, 2016 compared to an aggregate carrying value of $27,832.5 ($27,740.2 net of subsidiary short sale and derivative obligations) at December 31, 2015. The increase of $621.6 generally reflected net unrealized appreciation of bonds and the favourable impact of foreign currency translation (principally the strengthening of the Canadian dollar and euro relative to the U.S. dollar), partially offset by net unrealized depreciation of common stocks, net unrealized losses on derivatives and dividends paid by the operating companies to Fairfax, in addition to the specific factors which caused movements in portfolio investments as discussed in the subsequent paragraphs.
Subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) decreased by $1,566.0 primarily reflecting cash used to fund the net purchases of bonds, net cash paid in connection with long and short equity and equity index total return swap derivative contracts and the acquisitions of investments in associates, and dividends paid by the operating companies to Fairfax.
Bonds (including bonds pledged for short sale derivative obligations) increased by $3,026.1 primarily reflecting net purchases of bonds (principally purchases of U.S. government bonds, partially offset by sales of U.S. state and municipal bonds), the impact of consolidating U.S. government, corporate and other bonds owned at Brit that had previously been classified as common stocks in other funds and net unrealized appreciation (principally related to U.S. government bonds and U.S. state and municipal bonds).
Common stocks decreased by $1,235.7 primarily reflecting the impact of consolidating U.S. government, corporate and other bonds owned at Brit that had previously been classified as common stocks in other funds, and net unrealized depreciation.
Investments in associates increased by $708.1 primarily reflecting the purchase of an additional 9% ownership interest in ICICI Lombard on March 31, 2016, the additional investment in common shares of APR Energy plc on January 5, 2016, the reclassification of Fairfax's pre-existing ownership interest in APR Energy from common stocks to investments in associates subsequent to acquiring significant influence, the acquisition of a 44.9% ownership interest in Adi Finechem Limited on February 8, 2016 and the acquisition of a 40% indirect interest in Eurolife on August 4, 2016.
Derivatives and other invested assets net of short sale and derivative obligations decreased by $347.2 primarily due to increased payables to counterparties to the company’s short equity and equity index total return swaps (excluding the impact of collateral requirements) and net unrealized losses on CPI-linked derivatives.
Recoverable from reinsurers increased by $236.0 to $4,126.9 at September 30, 2016 from $3,890.9 at December 31, 2015 primarily reflecting an increase in reinsurers' share of unearned premium at Brit (a significant proportion of the reinsurance purchased by Brit occurs in the first half of the year), an increase in catastrophe losses recoverable (principally ceded losses related to the Fort McMurray wildfires at OdysseyRe and Northbridge, and Cyclone Roanu at Union Assurance) and an increase in business volumes and lower risk retention at Pacific Insurance, partially offset by Runoff's continued progress reducing its recoverable from reinsurers (through normal cession and collection activity).
Deferred income taxes decreased by $1.7 to $462.2 at September 30, 2016 from $463.9 at December 31, 2015 primarily due to deferred tax liabilities related to intangible assets arising on the acquisition of St-Hubert by Cara and the continuing utilization of U.S. operating losses, partially offset by increased foreign tax credits in the U.S.
Goodwill and intangible assets increased by $415.4 to $3,630.3 at September 30, 2016 from $3,214.9 at December 31, 2015 primarily as a result of the acquisition of St-Hubert by Cara and Privi Organics by Fairfax India, and the impact of foreign currency translation (principally the strengthening of the Canadian dollar relative to the U.S. dollar), partially offset by amortization of intangible assets.
Other assets increased by $525.2 to $2,296.3 at September 30, 2016 from $1,771.1 at December 31, 2015 primarily as a result of increases in premises and equipment, inventory and receivables of the Other reporting segment.

Provision for losses and loss adjustment expenses decreased by $5.9 to $19,810.5 at September 30, 2016 from $19,816.4 at December 31, 2015 primarily as a result of the impact on loss reserves of the strengthening of the Canadian dollar relative to the U.S. dollar (principally at Northbridge) and an increase in catastrophe losses (principally the impact of the Fort McMurray wildfires at Northbridge, OdysseyRe and Brit, and Cyclone Roanu at Union Assurance), partially offset by Runoff's continued progress settling its claim liabilities and prior year reserve releases (principally at OdysseyRe, Northbridge, Zenith, Fairfax Asia, Group Re and Brit).
Non-controlling interests increased by $254.1 to $1,985.6 at September 30, 2016 from $1,731.5 at December 31, 2015 principally as a result of net earnings attributable to non-controlling interests, the issuance of Cara subordinate voting shares to finance the acquisition of St-Hubert in September 2016, the issuance of common shares by Quess as a result of its initial public offering in July 2016, non-controlling interests recorded upon the acquisition of Privi Organics in August 2016 and the impact of foreign currency translation (primarily related to Cara), partially offset by the repurchase of common shares from OMERS by Brit in August 2016 and dividends paid to non-controlling interests (principally the dividend paid by Brit to OMERS). For further details refer to note 11 (Total Equity) to the interim consolidated financial statements for the three and nine months ended September 30, 2016.
Financial Risk Management

There were no significant changes in the types of the company’s risk exposures or the processes used by the company for managing those risk exposures at September 30, 2016 compared to those identified at December 31, 2015 and disclosed in the company’s 2015 Annual Report other than as outlined in note 16 (Financial Risk Management) to the interim consolidated financial statements for the for the three and nine months ended September 30, 2016.

Financial Condition
Capital Management

For a detailed analysis, refer to note 16 (Financial Risk Management) under the heading Capital Management in the company’s interim consolidated financial statements for the three and nine months ended September 30, 2016.

Liquidity
Holding company cash and investments at September 30, 2016 totaled $1,126.6 ($1,095.9 net of $30.7 of holding company short sale and derivative obligations) compared to $1,276.5 ($1,275.9 net of $0.6 of holding company short sale and derivative obligations) at December 31, 2015.
Significant cash and investment movements at the Fairfax holding company level during the first nine months of 2016 included the following significant inflows: net proceeds from the company's underwritten public offerings $523.5 from the issuance of 1.0 million subordinate voting shares and $303.2 from the issuance of Cdn$400.0 principal amount of 4.50% unsecured senior notes due 2023 (intended to finance the investments in ICICI Lombard, AMAG and Eurolife described in note 6 (Investments in Associates) and note 15 (Acquisitions and Divestitures) in the company’s interim consolidated financial statements for the three and nine months ended September 30, 2016) and dividends from subsidiaries (primarily OdysseyRe ($100.0) and Crum & Forster ($50.0)). Significant outflows during the first nine months of 2016 included the following: the payment of $261.0 of common and preferred share dividends, a capital contribution of $48.0 (Cdn$65.0) to Northbridge's operating subsidiaries, the purchase of an additional 9% ownership interest in ICICI Lombard, the acquisition of a 40% indirect interest in Eurolife and net cash paid of $74.2 with respect to the reset provisions of long and short equity and equity index total return swaps (excluding the impact of collateral requirements). The carrying value of holding company cash and investments was also affected by the following: receipt of investment management and administration fees, disbursements for corporate overhead expenses, repurchases of subordinate voting shares for treasury and changes in the fair values of holding company investments.
The company believes that holding company cash and investments, net of holding company short sale and derivative obligations, at September 30, 2016 of $1,095.9 provides adequate liquidity to meet the holding company’s remaining known obligations in 2016. The holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company can draw upon its $1.0 billion unsecured revolving credit facility (for further details of the credit facility, refer to note 15 (Long Term Debt and Credit Facilities) to the consolidated financial statements for the year ended December 31, 2015). The holding company's remaining known significant commitments for 2016 consist of payments of interest and corporate overhead expenses, preferred share dividends and income taxes, the investments in AMAG and ZICSA, and potential cash outflows related to derivative contracts (described below).
The holding company may experience cash inflows or outflows (which at times could be significant) related to its derivative contracts, including collateral requirements and cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. The holding company paid net cash of $54.6 and $74.2 in the third quarter and first nine months of 2016 (received net cash of $98.8 and $41.7 in the third quarter and first nine months of 2015) in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements).
During the first nine months of 2016 subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) decreased by $1,566.0 primarily reflecting cash used to fund the net purchases of bonds, net cash paid in connection with long and short equity and equity index total return swap derivative contracts and the acquisitions of investments in associates, and dividends paid by the operating companies to Fairfax.

The insurance and reinsurance subsidiaries may experience cash inflows or outflows (which at times could be significant) related to their derivative contracts including collateral requirements and cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. The insurance and reinsurance subsidiaries typically fund any such obligations from cash provided by operating activities. In addition, obligations incurred on short equity and equity index total return swaps may be funded from sales of equity-related investments, the market values of which will generally vary inversely with the market values of the short equity and equity index total return swaps. The insurance and reinsurance subsidiaries paid net cash of $440.8 and $452.1 in the third quarter and first nine months of 2016 (received net cash of $386.5 and $151.2 in the third quarter and first nine months of 2015) in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements).
Highlights in the first nine months of 2016 (with comparisons to the first nine months of 2015 except as otherwise noted) of major components of cash flow are presented in the following table:

	First nine months
	2016	2015
Operating activities
Cash provided by operating activities before the undernoted	83.8	278.4
Net sales (purchases) of investments classified as FVTPL	(738.6)	58.9
Investing activities
Net sales (purchases) of investments in associates	(586.6)	124.9
Purchases of subsidiaries, net of cash acquired	(437.1)	(1,413.8)
Sales of subsidiaries, net of cash divested	—	304.4
Net purchases of premises and equipment and intangible assets	(194.9)	(128.1)
Decrease (increase) in restricted cash for purchase of subsidiary	6.5	(36.1)
Financing activities
Issuance of long term debt - holding company and insurance and reinsurance companies	303.2	293.2
Repayments of long term debt - holding company and insurance and reinsurance companies	(4.0)	(133.3)
Issuance of long term debt - non-insurance companies	355.6	—
Repayments of long term debt - non-insurance companies	(10.6)	—
Net borrowings - revolving credit facilities	110.4	13.5
Issuance of subordinate voting shares	523.5	575.9
Issuance of preferred shares	—	179.0
Repurchases of preferred shares	—	(4.1)
Purchases of subordinate voting shares for treasury	(29.4)	(67.5)
Issuance of subsidiary common shares to non-controlling interests	150.6	725.8
Increase in restricted cash related to financing activities	(21.2)	—
Net sales to (purchases of) non-controlling interests	(66.0)	430.0
Common and preferred share dividends paid	(261.0)	(254.3)
Dividends paid to non-controlling interests	(38.1)	(2.7)
Increase (decrease) in cash and cash equivalents during the year	(853.9)	944.1
Excluding net purchases of investments classified as FVTPL, cash provided by operating activities decreased from $278.4 in 2015 to $83.8 in 2016, principally reflecting higher net paid losses and income taxes paid, partially offset by higher net premium collections. Refer to note 19 (Supplementary Cash Flow Information) to the interim consolidated financial statements for the three and nine months ended September 30, 2016 for details of net purchases of investments classified as FVTPL.
Net purchases of investments in associates of $586.6 in 2016 primarily reflected the purchase of an additional 9.0% ownership interest in ICICI Lombard, an investment in APR Energy and Fairfax India's investment in Adi, partially offset by distributions from the company's non-insurance associates. Net sales of investments in associates of $124.9 in 2015 primarily reflected distributions from the company's non-insurance associates. Purchases of subsidiaries, net of cash acquired of $437.1 in 2016 primarily related to Cara's acquisition of a 100% interest in St-Hubert and Fairfax India's acquisition of a 50.9% interest in Privi Organics. Purchases of subsidiaries, net of cash acquired of $1,413.8 in 2015 primarily related to the acquisitions of a 97.0% interest in Brit and a 78.0% interest in Union Assurance and the acquisitions of Redwoods and MCIS. Sales of subsidiaries, net of cash divested of $304.4 in 2015 primarily related to the sale of the company's 73.6% interest in Ridley.
Issuance of long term debt - holding company and insurance and reinsurance companies of $303.2 in 2016 reflected net proceeds from the issuance of Cdn$400.0 principal amount of 4.50% unsecured senior notes due March 22, 2023. Issuance of subordinate voting shares of $523.5 in 2016 reflected net proceeds received from the underwritten public offering of 1.0 million subordinate voting shares. In 2015 the company completed three underwritten public offerings: the $575.9 (Cdn$717.1) issuance of 1.15 million subordinate voting shares, the issuance of long term debt of $293.2 (net proceeds from the issuance of Cdn$350.0 principal amount of 4.95% unsecured senior notes due March 3, 2025) and the $179.0 (Cdn$222.9) issuance of 9,200,000 cumulative five-year reset preferred shares, Series M, all of which formed part of the financing for the acquisition of Brit as described in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2015. Repayment of long term debt - holding company and insurance and reinsurance companies of $133.3 in 2015 primarily reflected OdysseyRe's repayment of its $125.0 principal amount of 6.875% unsecured senior notes upon maturity. Issuance of long term debt - non-insurance companies of $355.6 in 2016 primarily reflected net proceeds from Cara's issuance of a floating rate term loan of $115.2 (Cdn$150.0) maturing on September 2, 2019 to finance its acquisition of St-Hubert and Fairfax India's use of its term loan ($225.0) to fund its investments. Purchases of subordinate voting shares for treasury in 2016 of $29.4 (2015 - $67.5) related to purchases for the company's share-based payment awards. Issuance of subsidiary common shares to non-controlling interests ($150.6) in 2016 primarily reflected Cara's issuance of subordinate common shares to finance its acquisition of St-Hubert and the issuance of common shares by Quess as a result of its initial public offering. Issuance of subsidiary common shares to non-controlling interests of $725.8 in 2015 reflected the offerings of Fairfax India's common shares. Net sales to non-controlling interests of $430.0 in 2015 primarily reflected the sale of a 29.9% interest in Brit to OMERS. Net purchases of non-controlling interests of $66.0 in 2016 primarily reflected the repurchase of common shares from OMERS by Brit. The company paid common and preferred share dividends of $227.8 and $33.2 respectively in 2016 (2015 - $216.1 and $38.2). Dividends paid to non-controlling interests of $38.1 in 2016 primarily reflected the dividend paid by Brit to OMERS.

Book Value Per Share
Common shareholders’ equity at September 30, 2016 was $9,433.0 or $406.65 per basic share (excluding the unrecorded $1,002.5 excess of fair value over the carrying value of investments in associates and certain consolidated subsidiaries) compared to $8,952.5 or $403.01 per basic share (excluding the unrecorded $1,058.9 excess of fair value over the carrying value of investments in associates and certain consolidated subsidiaries) at December 31, 2015 representing an increase per basic share in the first nine months of 2016 of 0.9% (an increase of 3.3% adjusted to include the $10.00 per common share dividend paid in the first quarter of 2016). During the first nine months of 2016 the number of basic shares increased primarily as a result of the issuance of 1.0 million subordinate voting shares, partially offset by net repurchases of 16,859 subordinate voting shares for treasury (for use in the company’s share-based payment awards). At September 30, 2016 there were 23,197,000 common shares effectively outstanding.

	September 30, 2016			December 31, 2015
	Fair value	Carrying value(1)	Excess of fair value over carrying value	Fair value	Carrying value(1)	Excess of fair value over carrying value
Insurance and reinsurance associates	1,555.9	942.7	613.2	1,126.0	526.4	599.6
Non-insurance associates	1,577.8	1,698.3	(120.5)	1,280.6	1,406.5	(125.9)
Cara	489.4	465.9	23.5	439.9	356.2	83.7
Fairfax India	337.2	290.5	46.7	303.0	276.6	26.4
Thomas Cook India	743.4	303.8	439.6	763.1	288.0	475.1
	4,703.7	3,701.2	1,002.5	3,912.6	2,853.7	1,058.9

(1)	The carrying values of Cara, Fairfax India and Thomas Cook India represent their respective hypothetical carrying values under the equity method of accounting.

On September 28, 2016 the company commenced its normal course issuer bid by which it is authorized, until expiry of the bid on September 27, 2017, to acquire up to 800,000 subordinate voting shares, 601,538 Series C preferred shares, 356,601 Series D preferred shares, 396,896 Series E preferred shares, 357,204 Series F preferred shares, 743,295 Series G preferred shares, 256,704 Series H preferred shares, 1,046,555 Series I preferred shares, 153,444 Series J preferred shares, 950,000 Series K preferred shares and 920,000 Series M preferred shares, representing approximately 3.5% of the public float in respect of the subordinate voting shares and 10% of the public float in respect of each series of preferred shares. Decisions regarding any future repurchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth. The Notice of Intention to Make a Normal Course Issuer Bid is available by contacting the Corporate Secretary of the company.

Contingencies and Commitments
For a full description of these matters, see note 14 (Contingencies and Commitments) to the interim consolidated financial statements for the three and nine months ended September 30, 2016.

Comparative Quarterly Data (unaudited)

	September 30, 2016	June 30, 2016	March 31, 2016	December 31, 2015	September 30, 2015	June 30, 2015	March 31, 2015	December 31, 2014
Revenue	2,431.4	2,907.0	2,186.5	2,447.2	2,976.3	1,769.0	2,387.9	2,073.7
Net earnings (loss)	32.7	293.5	(16.7)	133.1	451.4	(178.6)	236.1	38.2
Net earnings (loss) attributable to shareholders of Fairfax	1.3	238.7	(51.0)	103.4	424.8	(185.7)	225.2	23.7
Net earnings (loss) per share	$(0.42)	$9.81	$(2.76)	$4.19	$18.57	$(8.87)	$9.92	$0.50
Net earnings (loss) per diluted share	$(0.42)	$9.58	$(2.76)	$4.10	$18.16	$(8.87)	$9.71	$0.49
Operating results at the company’s insurance and reinsurance operations continue to be affected by a difficult competitive environment. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes, by reserve releases and strengthenings and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly impacted by net gains or losses on investments, the timing of which are not predictable.

Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; the inability of our subsidiaries to maintain financial or claims paying ability ratings; risks associated with implementing our business strategies; risks associated with our use of derivative instruments; the failure of our hedging methods to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues; the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; and assessments and shared market mechanisms which may adversely affect our U.S. insurance subsidiaries. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.